                                           As filed pursuant to Rule 424(b)(4)
                                           under the Securities Act of 1933
                                           Registration No. 333-35469


PROSPECTUS

                                4,500,000 SHARES
                               [TRANSCRYPT LOGO]

                                  COMMON STOCK

     Of the 4,500,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of Transcrypt International, Inc. (the "Company") offered hereby, 2,500,000 shares are being offered by the Company and 2,000,000 shares are being offered by certain of the Company's stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "TRII." On October 14, 1997, the last reported sale price of the Common Stock was $21.688 per share. See "Price Range of Common Stock."
                         ------------------------------

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE
                                 PURCHASERS OF
    THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                                  UNDERWRITING                        PROCEEDS TO
                                  PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
-----------------------------------------------------------------------------------------------------
Per Share....................       $21.00           $1.09             $19.91            $19.91
-----------------------------------------------------------------------------------------------------
Total(3).....................    $94,500,000       $4,905,000       $49,775,000       $39,820,000
=====================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deduction of expenses payable by the Company estimated at $800,000.

(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 184,481 additional shares of Common Stock from the Company and 490,519 additional shares of Common Stock from the Selling Stockholders, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $108,675,000, $5,640,750, $53,448,017 and $49,586,233, respectively. See
    "Underwriting."

     The shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by Underwriters, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of shares will be made against payment therefor at the offices of Furman Selz LLC in New York, New York on or about October 20, 1997.

FURMAN SELZ
                    NATIONSBANC MONTGOMERY SECURITIES, INC.
                                                                   DAIN BOSWORTH
                                                                   INCORPORATED
                         ------------------------------

                The date of this Prospectus is October 15, 1997.

[DESCRIPTION OF GATEFOLD

     Seven photographs with Transcrypt International Logo on top center and a simple picture of a Globe at bottom center. Looking left to right, top to bottom: Picture 1 is of a radio base station cabinet reading "Radio Systems"; Picture 2 is of 2 hand held land mobile radios ("LMR") reading "Specialized Radio"; Picture 3 is of 4 LMRs and an add-on board reading "Land Mobile Radio Security"; Picture 4 is of a computer with a land line data scrambler reading "Data Security"; Picture 5 is of a "Cryptophone" cellular telephone and a land line telephone with scrambler attached reading "Telephony Voice Privacy"; Picture 6 is of a woman sitting at a dispatch terminal reading "Radio System Solution"; Picture 7 is of a man seated at a desk and speaking on a telephone reading "Secure Office Solutions."]

[DESCRIPTION OF INSIDE FRONT COVER

     Background is the detail of a circuit board, desktop computer keyboard and cellular telephone. Foreground is two arrows, one from top and one from bottom, meeting at Transcrypt International Logo in center. Upper right reads "Solutions," lower left reads "Technology."]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND THE SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise provides, all references to the "Company" include Transcrypt International, Inc., its predecessor entities and E.F. Johnson Company, on a Pro Forma combined basis; all references to "Transcrypt" refer to Transcrypt International, Inc.; and all references to "E.F. Johnson" refer to E.F. Johnson Company. In addition to the historical information contained herein, certain statements in this Prospectus constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), and as such, may involve risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors." See "Risk Factors -- Forward-Looking Statements."

                                  THE COMPANY

     The Company is a leading manufacturer of information security products and wireless communications products and systems. The Company designs and manufactures information security products which prevent unauthorized access to sensitive voice and data communications. These products are based on a wide range of analog scrambling and digital encryption technologies and are sold principally to the land mobile radio ("LMR"), telephony and data security markets. The Company manufactures a wide range of wireless communications products and systems principally for the LMR market. Typical end users of the Company's products include state, local and foreign government agencies, including police and other public safety departments, and industrial and commercial organizations such as taxi fleets, railroads and construction and oil and gas companies.

     The Company's objective is to leverage its expertise in information security and digital communications technologies to provide new and expanded business solutions for the telecommunications industry. The Company's strategy to accomplish its objective includes the following elements: developing new products based on its existing core technologies; offering complete, stand-alone secure communications solutions; fostering key strategic relationships; and exploring strategic acquisitions. The Company believes that its expertise in both analog and digital information security, including the ability to provide "dual mode" analog and digital security in the same product, provides a competitive advantage as communications products migrate from analog to digital technology. The Company is also using its technological expertise to transition from supplying principally "add-on" information security components for installation in products manufactured by others to also providing complete, stand-alone secure communications systems. For example, in August 1996, the Company introduced a hand-held LMR which is compatible with "APCO 25," a recently adopted industry standard for digital LMRs. The Company is also developing a complete secure APCO 25 compliant LMR system incorporating this product. The Company intends to continue developing key strategic relationships in the areas of distribution, marketing and technology licensing, and exploring strategic acquisitions to complement and support the Company's products and technologies.

THE E.F. JOHNSON ACQUISITION

     As part of its growth strategy, in July 1997 the Company expanded its presence in the wireless communications market by acquiring E.F. Johnson Company ("E.F. Johnson"), an established provider of products and systems for the LMR market. The Company acquired the capital stock of E.F. Johnson for $436,000 in cash and 832,465 shares of Common Stock. Through its E.F. Johnson subsidiary, the Company designs, develops, manufactures and markets stationary LMR transmitters/receivers (base stations and repeaters) and mobile and portable radios. The Company markets its LMR products and systems principally in two broad markets: business and industrial ("B&I") users and public safety and other governmental users.

     Management believes that the E.F. Johnson acquisition has benefited the Company by accelerating the implementation of its growth strategy. As a significant participant in the LMR market, E.F. Johnson provides the Company with a broad line of LMR products and systems and a platform to leverage its information security and digital technologies. E.F. Johnson also provides the Company with a significantly expanded distribution network in domestic and overseas markets and with additional manufacturing capacity to support increased sales of information security and wireless communications products. Furthermore, the acquisition has provided the Company with additional research and development resources, particularly in radio frequency ("RF") technology and other technologies which management believes may provide further expansion opportunities.

     In December 1991, the Company acquired the business of its predecessor, which was founded in 1978. The Company's principal offices are located at 4800 NW 1st Street, Lincoln, Nebraska 68521, and its telephone number is (402) 474-4800.

                                  THE OFFERING

Common Stock offered by the Company..........  2,500,000 shares
Common Stock offered by the Selling
  Stockholders...............................  2,000,000 shares
Common Stock outstanding after the
  offering(1)................................  12,710,543 shares
Use of proceeds to the Company...............  Reduction of bank indebtedness; facilities expansion and improvement; working capital;
                                               potential acquisitions; and general corporate
                                               purposes.
Nasdaq National Market symbol................  TRII

---------------

(1) Excludes 1,075,533 shares of Common Stock reserved for issuance upon exercise of options outstanding as of the date of this Prospectus under the Company's stock option plan, at a weighted average exercise price of $4.39 per share, and an aggregate of 124,467 shares available for future issuance thereunder. Includes 95,000 shares to be issued upon the exercise of options by a Selling Stockholder, John T. Connor, which shares are being offered hereby. "Management -- 1996 Stock Incentive Plan" and "Principal and Selling Stockholders."

                              RECENT DEVELOPMENTS

     On October 13, 1997, the Company reported preliminary results of operations for the quarter and nine months ended September 30, 1997, including two months of operations of E.F. Johnson, which the Company acquired effective July 31, 1997. Third quarter revenues were $17.6 million. Including a one-time $9.8 million charge for the write-off of in-process research and development relating to E.F. Johnson and an additional $120,000 charge for increased tax expense relating to tax losses as a result of the acquisition of E.F. Johnson, the Company's net loss for the third quarter of 1997 was $(8.3) million, or net loss per share of $(0.78). Excluding such charges, the Company's net income for the third quarter would have been $1.7 million or $0.16 per share.

     For the nine months ended September 30, 1997, revenues were $27.9 million. Including the $9.8 million charge relating to the write-off of in-process research and development and the $120,000 charge for additional taxes, the Company's net loss for the nine months ended September 30, 1997 was $(6.7) million, or net loss per share of $(0.67). Excluding such charges, the Company's net income for the nine months would have been $3.3 million or $0.33 per share. The per share figures for the three and nine months ended September 30, 1997 are based on 10,590,589 and 9,954,373 weighted average shares outstanding, respectively, reflecting the issuance of additional shares in July 1997 in connection with the E.F. Johnson acquisition.

     During the quarter and nine months ended September 30, 1996, the Company had revenues of $3.5 million and $9.3 million, respectively. For the third quarter of 1996, the Company had a pro forma net loss of $(3.2) million and a pro forma net loss per share of $(0.46). For the nine months ended September 30, 1996, the Company had a pro forma net loss of $(2.7) million and a pro forma net loss per share of $(0.38), based on 6,969,000 shares outstanding. Pro forma results for the 1996 periods reflect a provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation for the entire periods, and include a non-recurring, non-cash special compensation expense of $5.4 million resulting from the vesting of stock options and the accrual of a special compensation expense of $210,000. Excluding these special compensation expenses, pro forma net income for the three and nine months ended September 30, 1996 would have been $.5 million and $1.0 million, respectively, and pro forma net income per share for these periods would have been $0.07 and $0.16, respectively.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 PRO FORMA(1)
                                                                                         -----------------------------
                                                                         SIX MONTHS       YEAR ENDED      SIX MONTHS
                                 YEAR ENDED DECEMBER 31,               ENDED JUNE 30,    DECEMBER 31,   ENDED JUNE 30,
                       --------------------------------------------   ----------------   ------------   --------------
                        1992     1993     1994     1995      1996      1996     1997         1996            1997
                       ------   ------   ------   -------   -------   ------   -------   ------------   --------------
STATEMENTS OF INCOME
  (LOSS) DATA:
Revenues.............. $4,974   $6,900   $9,155   $ 8,128   $13,776   $5,728   $10,278     $ 92,188        $ 37,964
Gross profit..........  3,738    5,284    6,254     5,145     8,911    3,878     6,413       37,254          16,479
Amortization of
  intangible assets...  1,100   1,092..   1,092     1,093     1,001      546        --        1,595             297
Income (loss) from
  operations before
  special compensation
  expense.............   (453)     921    1,318    (1,201)    2,160      718     2,094      (19,937)         (1,372)
Special compensation
  expense(2)..........     --       --       --        --     5,568       --        --        5,568              --
Income (loss) from
  operations..........   (453)     921    1,318    (1,201)   (3,408)     718     2,094      (25,505)         (1,372)
Net income (loss)..... $ (596)  $  788   $1,207   $(1,338)  $(2,011)  $  667   $ 1,658     $(18,983)       $ (1,962)
PRO FORMA TAX CALCULATION:
Income (loss) before taxes and Pro Forma taxes...........   $(3,539)  $  667   $ 2,330     $(28,333)       $ (2,929)
Pro Forma and provision (benefit) for income taxes(3)....    (1,393)     134       672       (9,350)           (967)
Pro Forma and net income (loss)..........................   $(2,146)  $  533   $ 1,658     $(18,983)       $ (1,962)
Pro Forma and net income (loss) per share(4).............   $ (0.31)  $ 0.08   $  0.17     $  (2.43)       $  (0.19)
Shares used to compute Pro Forma and net income (loss)
  per share(4)...........................................     6,969    6,969     9,596        7,801          10,428

                                                                                AS OF JUNE 30, 1997
                                                                        -----------------------------------
                                                                                              PRO FORMA AS
                                                                                    PRO         ADJUSTED
                                                                        ACTUAL    FORMA(5)       (5)(6)
                                                                        -------   --------   --------------
BALANCE SHEET DATA:
Working capital.......................................................  $21,277   $ 8,749       $ 49,796
Total assets..........................................................   31,851    72,998        107,734
Current maturities of long-term debt and capitalized lease
  obligations.........................................................      159    14,311             --
Long-term debt and capitalized lease obligations, net of current
  portion.............................................................    2,850     4,558          4,558
Stockholders' equity..................................................   26,441    26,613         75,660

---------------

(1) Represents the results of operations as if the acquisition of E.F. Johnson had occurred on January 1, 1996. See "Selected Financial Data of E.F. Johnson Company", "Pro Forma Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of E.F. Johnson appearing elsewhere in this Prospectus.

(2) Represents a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."

(3) Prior to June 30, 1996, the Company operated as a partnership. The Pro Forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation under the Internal Revenue Code.

(4) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute Pro Forma and net income (loss) per share.

(5) Represents the balance sheet as if the acquisition of E.F. Johnson had occurred on June 30, 1997. See "Selected Financial Data of E.F. Johnson Company", "Pro Forma Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of E.F. Johnson appearing elsewhere in this Prospectus.

(6) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at the initial offering price of $21.00 per share) after deducting underwriting discounts and commissions and estimated offering expenses, and the receipt and application of the net proceeds therefrom. Also reflects the issuance of 95,000 shares upon exercise of stock options by a Selling Stockholder. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

RISKS RELATED TO THE E.F. JOHNSON ACQUISITION

     Transcrypt acquired E.F. Johnson, effective July 31, 1997, with the expectation that the acquisition will result in benefits to the consolidated company. However, the process of integrating and rationalizing management, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to the management of the Company. There can be no assurance that the integration process will be successful or that the anticipated benefits of the acquisition will be fully realized. In addition, the integration of certain operations will require substantial dedication of the Company's management resources, which may distract attention from the day-to-day business of the Company. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. Integrating the two companies has caused the Company to incur certain additional expenses, and there can be no assurance that there will not continue to be substantial costs associated with the integration process or that the integration process will not result in decreased sales or loss of management personnel of the combined companies. The inability of management to integrate the operations of the two companies successfully would have a material adverse effect on the Company.

     Additionally, E.F. Johnson has recently experienced significant financial difficulties prior to its acquisition by Transcrypt. E.F. Johnson incurred a net loss of $26.5 million in 1996 (including $13.5 million in nonrecurring charges) and a net loss of $6.2 million in the first six months of 1997. E.F. Johnson may continue to incur losses, which may deplete or impair the Company's cash reserves and negatively impact the Company's borrowing capacity. Furthermore, E.F. Johnson incurred significant past due accounts payable prior to its acquisition by Transcrypt, which has affected the availability and delivery of components for certain of E.F. Johnson's products. Although Transcrypt has reduced these payables in part, it is uncertain whether these vendors may continue to delay shipments. A number of vendors have also increased prices and terms, including requiring cash in advance. Finally, the Company may be susceptible to unknown contingent liabilities, financial claims or lawsuits from customers and vendors of E.F. Johnson, among others, any of which could have a material adverse effect on the Company. To compensate the Company in the event of breaches of certain representations and warranties, the prior owners of E.F. Johnson have delivered to the Company a $500,000 cash bond and personal guarantees for an additional $500,000. However, the Company is unable to predict whether these amounts would be adequate to cover any unknown liabilities of E.F. Johnson. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- the E.F. Johnson Acquisition."

COMPETITION

     The information security and wireless communications equipment industries, and the LMR market segment in particular, are highly competitive. Competition in the sale of stand-alone and digital products, which the Company expects to account for an increasing percentage of its business, is more intense than for add-on and analog products. In addition, other wireless communication technologies, including cellular telephone, paging, specialized mobile radio ("SMR"), satellite communications and personal communication services ("PCS") currently compete and are expected to compete in the future with certain of the Company's stand-alone products. Many of the Company's competitors or potential competitors have significantly greater financial, managerial, technical and marketing resources than the Company. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its markets, that competition will not intensify or that future competition will not have a material adverse effect on the Company. In addition, there can be no assurance that new competitors will not arise and begin to compete in the markets for the Company's products.

     Motorola and Ericsson hold a dominant position in the market for wireless communication products, especially in the LMR and cellular telephone market segments. In North America, Motorola and Ericsson are the leading providers of LMR equipment. While the Company believes that it is the third largest supplier in the North American LMR equipment market, its share of such market is relatively small in comparison to Motorola and Ericsson. In addition to providing equipment to the industry, Motorola is one of the largest SMR operators in the United States. Motorola and Ericsson have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than those of the Company, and have entrenched market positions in certain segments of the North American LMR market. Certain of the Company's competitors, including Motorola and Ericsson, have established trade names, trademarks, patents and other intellectual property rights and substantial technological capabilities.

     The Company believes that the wireless communications equipment industry is undergoing a period of consolidation which may involve the acquisition or merger of some of the significant manufacturers of these types of products and a concentration of market share in a relatively few companies. There can be no assurance that consolidations in the industry would not result in the strengthening of the Company's existing competitors or the creation of new competitors, some of which may have significantly greater financial, managerial, technical and marketing resources than the Company. See
"Business -- Competition."

RELIANCE ON MOTOROLA

     Motorola is one of the Company's largest customers and a key supplier. On a Pro Forma combined basis, the Company's sales to Motorola amounted to $1.3 million and $1.6 million, respectively, during the first half of 1997 and in 1996, and the Company purchased an aggregate of $1.4 million and $4.6 million, respectively, in components from Motorola during these periods. In addition, the Company relies on Motorola to provide MicroTAC(TM) and StarTAC(TM) cellular telephones for resale by the Company as an upgraded, secure cellular telephone. The Company's dependence on Motorola, both as a customer and supplier, is expected to continue. The Company also is dependent on continuing access to certain proprietary Motorola intellectual property used in the products of both Transcrypt and E.F. Johnson. Although the Company believes that its relationship with Motorola is good, there can be no assurance that Motorola will continue to purchase products from or supply components and technology to the Company on the scale or at the prices that it now does. Internal decisions or allocations of resources within Motorola could lead to reduced purchases of the Company's products or to the modification or discontinuation of components used in the Company's products. In addition, the Company may increasingly be perceived by Motorola as a competitor, particularly in light of its acquisition of E.F. Johnson. This perception could impact Motorola's willingness to do business with the Company. Although the Company has certain contractual relationships with Motorola, both as a customer and a supplier, most of these agreements are subject to termination in certain circumstances and expire by their terms within one to ten years. Any reduction of the Company's contractual relations with Motorola or a decision by Motorola to reduce purchases of the Company's products or to reduce or eliminate the provision of components and technology to the Company could have a material adverse effect on the Company. See
"Business -- Motorola Relationship."

TRANSITION FROM ADD-ON TO STAND-ALONE PRODUCTS

     Prior to the third quarter of 1996, the Company sold almost exclusively add-on products, such as scrambling modules, for use with LMRs and cellular telephones manufactured by other companies. The Company's acquisition of E.F. Johnson has resulted in an increased concentration of the Company's sales of stand-alone products, as E.F. Johnson manufactures exclusively stand-alone products. In general, add-on products carry higher gross margins than stand-alone products. To the extent that sales of stand-alone products increase in the future relative to add-on product sales, the Company's gross margins are likely to decline compared to historical levels. In addition, in connection with its entry into the stand-alone market, the Company is offering to certain of its customers extended credit terms on those products. These terms present increased risks of, among other things, delayed or reduced collection of accounts receivable.

TRANSITION FROM ANALOG TO DIGITAL PRODUCTS

     The Company believes that the LMR and cellular telephone markets will in the future migrate from analog to digital equipment, due primarily to bandwidth capacity constraints and the perception that digital transmissions are more secure than analog transmissions. As a result, the Company is seeking to upgrade many of the LMR products of E.F. Johnson to be compatible with digital LMR communications standards, including APCO 25. However, there can be no assurance that the Company will be able to effect this transition on a timely basis or that E.F. Johnson's digital products will compete successfully in the LMR marketplace. The failure of E.F. Johnson's products to compete successfully in the marketplace would have a material adverse effect on the Company. In addition, a significant delay in the marketplace acceptance of digital LMR communications standards could result in decreased sales of the Company's APCO 25 products. Furthermore, the transition from analog to digital communications could result in a decrease in demand for the Company's add-on security modules, as customers may perceive digital communications to be more secure than communications using analog devices.

MANAGEMENT OF GROWTH

     The Company recently consummated the acquisition of E.F. Johnson, and may in the future continue to expand the scope of its operations and the products which it offers through additional acquisitions of complementary businesses, products or technologies. The Company's growth has resulted, and will continue to result, in an expansion of the Company's facilities and work force. This growth can be expected to place a significant strain on the Company's financial, managerial and other resources. To manage growth effectively, the Company will need to continue to improve and upgrade its operational, financial and management information systems, and to attract, train, motivate, manage and retain key executives and employees. In addition, if the Company were to identify one or more additional acquisition candidates in the future, there is no assurance that the Company would be able to integrate the acquired business, products or technologies into the Company's existing business and operations, that the integration would not cause an excessive diversion of management time and resources or that the acquisition would not require that the Company issue additional equity securities to help finance such transaction. See
"Business -- The Company's Strategy."

RAPIDLY EVOLVING MARKETS

     The information security and wireless communications products markets in which the Company competes are rapidly evolving and can be expected to further evolve in the future as a result of changing technology, industry standards and customer requirements. The Company's ability to compete effectively will depend upon its ability to anticipate and react to these changes in a timely manner. The development of new technologies by existing or future competitors may place the Company at a competitive disadvantage by rendering some or all of the Company's existing or new products obsolete. The Company has invested heavily in the introduction of LMR products that comply with the APCO 25 standard. The Company believes that the APCO 25 standard will be accepted in the public safety and government markets, however, some manufacturers have adopted and actively support other digital LMR transmission standards for the public safety marketplace. The widespread acceptance of one or more other standards in the public safety market would have a material adverse effect on the Company. See "Business -- Competition" and "Business -- Industry Overview."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

     International sales constituted approximately 39.3% and 31.5% of the Company's revenues on a Pro Forma combined basis in the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. International sales are subject to a number of risks not found in domestic sales, including unexpected changes in regulatory requirements, tariffs and other trade barriers, political and economic instability in foreign markets, difficulties in establishing foreign distribution channels, longer payment cycles, uncertainty in the collection of accounts receivable, increased costs associated with maintaining international marketing efforts and difficulties in protecting intellectual property. In particular, the Company has begun to offer financing for the purchase of its products by certain international customers, which presents increased risks of, among other things, delayed or reduced collection of accounts receivable. Because most of the Company's foreign sales are denominated in U.S. dollars, fluctuations in the value of international currencies relative to the U.S. dollar may also affect the price, competitiveness and profitability of the Company's products sold in international markets. Furthermore, the uncertainty of monetary exchange values has caused, and may in the future cause, some foreign customers to delay new orders or delay payment for existing orders. Some of the Company's products, particularly in the information security area, are subject to export controls under U.S. law, which in most cases requires the approval of the National Security Agency and the Department of Commerce in order to ship internationally. There can be no assurance that such approvals will be available to the Company or its products in the future in a timely manner or at all or that the federal government will not revise its export policies or the list of products and countries for which export approval is required. The Company's inability to obtain required export approvals would adversely affect the Company's international sales, which would have a material adverse effect on the Company. In addition, foreign companies not subject to United States export restrictions may have a competitive advantage in the international information security market. Recently, President Clinton issued an Executive Order removing most encryption products from the "munitions" list and transferring jurisdiction over the export of such products from the Department of State to the Department of Commerce. The Executive Order allows the export of products featuring digital encryption technology that previously could not be exported, which may increase competition for international sales of the Company's analog scrambling products. In response to industry opposition to the President's Executive Order and implementing interim regulations, Members of Congress have introduced legislation which would aggressively expand the ability of U.S. companies to export encryption products. The Company cannot predict the impact of the Executive Order on the international market for its products. See
"Business -- Government Regulation and Export Controls."

RELIANCE ON PUBLIC SECTOR MARKETS

     Public safety agencies and other governmental entities comprise a significant portion of the Company's current and anticipated customer base. Because many governmental customers purchase through dealers, the Company cannot determine the percentage of its products that are ultimately sold to governmental agencies. However, the Company believes that domestic and international governments are the end users of most of its products. As the transition in the Company's product line from add-on to stand-alone products progresses and as competition for such sales intensifies, the Company expects that it will increasingly be subject to competitive bidding requirements for sales to governmental customers, which can be expected to result in lower prices and longer sales cycles with resulting lower margins. These bidding procedures often include the posting of bonds. Any inability by the Company to obtain requisite bonds would prevent the Company from bidding on LMR systems contracts, which could have a material adverse effect on the Company. See
"Business -- Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon a number of key employees. The loss of the services of one or more of these key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company. With the exception of policies covering John T. Connor and Jeffery L. Fuller, the Company's Chairman and Chief Executive Officer, respectively, the Company does not maintain any key-person life insurance policies. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled engineering, technical, managerial and marketing personnel. Competition for such personnel is intense and the Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the Company. There can be no assurance that the Company will be successful in attracting, motivating or retaining such personnel. See "Management."

DEPENDENCE ON SUPPLIERS

     Most of the Company's current and proposed products require essential electronic components supplied by outside vendors. Certain components may be available from only one supplier and may occasionally be in short supply. For example, in late 1993 and early 1994, there was a shortage of certain Motorola surface-mount microprocessors, which resulted in a substantial increase in the cost of these components. The Company's inability to obtain key components could result in lost sales, the need to maintain excessive inventory levels and higher component costs, which could increase the cost of producing the Company's products and have a material adverse effect on the Company.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of many factors, including the timing of customer orders, the timing of the introduction of new products, mix of product sales and general economic conditions. Due to the buying patterns of governmental customers, revenues for the first quarter tend to be lower than revenues for the fourth quarter of the preceding year. Purchases of equipment by governmental customers are also frequently characterized by long sales cycles and timing fluctuations. In addition, the Company's expansion has resulted and will result in the future in significant fixed costs that will be recognized before any related revenues are realized, which could adversely affect the Company's quarterly operating results. While the Company maintains a moderate backlog for wireless communications products as a result of its acquisition of E.F. Johnson, the Company has not historically maintained a significant backlog for its products and does not maintain a significant backlog for information security products. As a result, the Company is dependent upon the receipt of current customer orders for its information security products. Any deferral of customer purchasing decisions or delays in shipments can produce significant variations in the Company's quarterly results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations" and "Business -- Backlog."

REGULATORY ENVIRONMENT

     Wireless communications and data encryption products are subject to regulation by United States and foreign laws and international treaties. The regulatory environment is inherently uncertain and changes in the regulatory structure and laws and regulations can adversely affect the Company and its customers. Such changes could make existing or planned products of the Company obsolete or unsaleable in one or more markets, which could have a material adverse effect on the Company. See "-- Risks Associated with International Sales" and "Business -- Government Regulation and Export Controls."

ENVIRONMENTAL REGULATION

     The Company is subject to various federal, state and local environmental statutes, ordinances and regulations relating to the use, storage, handling and disposal of certain toxic, volatile or otherwise hazardous substances and wastes used or generated in the manufacturing and assembly of the Company's products. Under such laws, the Company may become liable for the costs of removal or remediation of certain hazardous substances or wastes that have been or are being released on or in its facilities, or have been or are being disposed of offsite as wastes. Such laws may impose liability without regard to whether the Company knew of, or caused, the release of such hazardous substances or wastes.

     Although the Company has not to date suffered any material adverse effects in complying with applicable environmental laws, there can be no assurance that any environmental assessments undertaken by the Company with respect to its facilities have revealed all potential environmental liabilities, that any prior owner or operator of its properties did not create any material environmental condition not known to the Company, or that an environmental condition that could result in penalties, expenses, or liability to the Company does not otherwise exist in any one or more of its facilities. In addition, the amount of hazardous substances or wastes produced or generated by the Company may increase in the future depending on changes in the Company's operations. Any failure by the Company to comply with present or future environmental laws could subject the Company to the imposition of substantial fines, suspension of production, alteration of manufacturing processes or cessation of operations, any of which could have a material adverse effect on the Company. Compliance with such environmental laws could require the Company to acquire expensive remediation equipment or to incur substantial expenses. Furthermore, the presence of hazardous substances on a property or at certain offsite locations could result in the Company incurring substantial liabilities as a result of a claim by a private third party for personal injury or a claim by an adjacent property owner for property damage. The imposition of any of the foregoing liabilities could materially adversely affect the Company.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

     The Company currently holds a number of domestic and international patents and has on file applications for additional patents. Although the Company assesses the advisability of patenting any technological development, it has historically relied, in the information security area, primarily on copyright and trade secret law and employee and third party non-disclosure agreements to protect its proprietary intellectual property and rights. The protection afforded by such means may not be as complete as patent protection. In addition, the laws of some countries do not protect trade secrets. There are limitations on the availability of patent protection as a means to protect the Company's products. Even when patent protection can be obtained, there are often limitations on the enforceability of such patent rights. The inability of the Company to preserve all of its proprietary intellectual property and rights could have a material adverse effect on the Company.

     In addition, the information security and wireless communications industries in which the Company sells its products are characterized by substantial litigation and assertions of claims regarding patent and other intellectual property rights. At various times over the last several years, most recently in December 1996, Ericsson has notified the APCO 25 Project Steering Committee and certain current and proposed manufacturers of APCO 25 products (including the Company and Motorola) that it believes that products complying with the APCO 25 standard will necessarily infringe various Ericsson patents and that APCO 25 manufacturers must obtain licenses under such patents. The Company does not believe that the APCO 25 standard or any of the Company's products infringe the relevant Ericsson patents or any valid intellectual property right of others. However, there can be no assurance that Ericsson will not continue to assert these or other claims of patent infringement or other wrongful conduct against the APCO 25 standard, manufacturers of APCO 25 products, including the Company, or present or future products of the Company, or that Ericsson would license its technology to the Company or other manufacturers. Further, there can be no assurance that any litigation which may be instituted in the future by Ericsson or any other party alleging infringement of intellectual property rights or other wrongful conduct will not have an adverse effect upon the Company, including the imposition of monetary damages, expenses of litigation, diversion of management and other resources and injunction against continued manufacture, use or sale of certain processes or products. See
"Business -- Intellectual Property."

CONCENTRATION OF OWNERSHIP

     Upon completion of this offering, the Company's principal stockholders (5% or greater ownership) will own beneficially, in the aggregate, approximately 25% of the Company's outstanding Common Stock (assuming no exercise of the Underwriters' over-allotment option). These stockholders will have the ability to influence the outcome of all corporate actions requiring stockholder approval and the election of the Company's directors. See "Principal and Selling Stockholders."

POSSIBLE VOLATILITY OF SHARE PRICE

     Market prices for securities of technology companies tend to be highly volatile. The trading price of the Common Stock may fluctuate widely in response to quarterly variations in operating results, announcements of technical innovations or new products by the Company or companies in the same or closely related fields, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, general stock market and economic conditions, and other events or factors which may be unrelated to the operating performance of the Company.

DILUTION

     Purchasers of shares of Common Stock in this offering will suffer immediate and substantial dilution in the net tangible book value per share of Common Stock of approximately $15.37 per share, based on the initial offering price per share of $21.00. See "Dilution."

UNALLOCATED NET PROCEEDS

     The Company has not yet identified specific uses for a substantial portion of the estimated net proceeds from this offering. Pending the identification of such uses, the Company expects that it will invest the net proceeds in short-term investment grade, interest-bearing instruments and use a portion of the net proceeds for working capital, repayment of certain long-term debt and general corporate purposes. The Company will have discretion in the use and investment of such proceeds. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 12,710,543 shares of Common Stock, of which the 2,500,000 shares offered hereby by the Company and the 2,000,000 shares offered hereby by the Selling Stockholders will, subject to certain exceptions, be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the remaining shares outstanding, 4,327,273 shares of Common Stock are "restricted" securities under the Securities Act, which the Company believes are subject to volume limitations on resale until at least June 30, 1998. All of the Company's directors, officers and optionees have agreed not to sell any Common Stock for a period of 180 days after this offering without the consent of Furman Selz LLC. An aggregate of 1,200,000 shares of Common Stock have been reserved for issuance under the Company's 1996 Stock Incentive Plan. As of the date of this Prospectus, an aggregate of 706,533 shares of Common Stock were issuable upon the exercise of vested stock options granted by the Company and an aggregate of 369,000 shares were subject to issuance upon the exercise of granted but unvested stock options. The Company has filed a registration statement on Form S-8 under the Securities Act covering the 1,200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan. Future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price for the Company's Common Stock. See "Shares Eligible for Future Sale" and "Management -- 1996 Stock Incentive Plan."

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "plans," "anticipates," "intends," "expects" and words of similar import, forecasts and projections regarding the anticipated benefits of the restructuring of the Company and the future performance of Transcrypt and E.F. Johnson, expectations of the business environment in which the Company operates, perceived opportunities in the market and statements regarding the Company's strategy, constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the timing of the full implementation of the Company's restructuring program for E.F. Johnson, the effects of the restructuring program on the customers, vendors and employees of Transcrypt and E.F. Johnson, business conditions generally, the state of the overall economy, development of the markets for the Company's products, including the domestic digital LMR market, availability of third-party compatible products, other competitive factors, and the other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $49.0 million ($52.6 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company intends to use approximately $15.0 million of the net proceeds of this offering to reduce existing bank debt, including a revolving credit facility and a term facility. At August 31, 1997, the revolving credit facility and the term facility had outstanding balances of $7.7 million and $2.9 million, respectively. These facilities bear interest at a rate of 1.75% over the prime rate announced by CoreStates Bank, N.A. (currently 8.5%) and mature October 31, 1997.

     Approximately $8.0 million of the net proceeds will be used to finance the expansion of the Company's manufacturing and administrative facilities. These projects include: (i) $2.0 million for an additional administrative and manufacturing building in Lincoln, Nebraska; (ii) $2.4 million for the purchase of the Waseca, Minnesota manufacturing facility; (iii) $600,000 for factory modernization at the Waseca facility; and (iv) $3.0 million of additional capital expenditures.

     The balance of the net proceeds to be received by the Company are expected to be used for working capital and general corporate purposes, and may include the acquisitions of, or investments in, complementary businesses, products or technologies. Although the Company frequently reviews potential acquisition and investment opportunities, there are no current plans or agreements with respect to any such transaction, and no portion of the net proceeds has been allocated for any particular acquisition or investment.

     The amounts actually expended by the Company for any of these purposes may vary significantly depending on a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's development efforts. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company is quoted on Nasdaq under the symbol "TRII." The Company completed its initial public offering in January 1997 at a price of $8.00 per share. The following table sets forth the high and low closing prices for the Common Stock at or for the periods indicated:

                                                                    HIGH     LOW
                                                                   ------   ------
            Year Ending December 31, 1997:
              First Quarter (beginning January 22, 1997).........  $10.06   $ 7.00
              Second Quarter.....................................  $14.75   $ 6.75
              Third Quarter......................................  $21.75   $10.00
              Fourth Quarter (through October 14, 1997)..........  $23.13   $21.50

     The closing price of the Common Stock on October 14, 1997 was $21.688 per share. As of June 30, 1997 there were approximately 105 record holders of the Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, on a Pro Forma basis to reflect the acquisition of E.F. Johnson by the Company and on a Pro Forma as-adjusted basis to reflect the E.F. Johnson acquisition and the sale of 2,500,000 shares of Common Stock offered by the Company at an initial offering price of $21.00 per share and the application of estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus:

                                                                    AS OF JUNE 30, 1997
                                                       ----------------------------------------------
                                                                        PRO              PRO FORMA
                                                       ACTUAL         FORMA(1)        AS ADJUSTED (2)
                                                       -------     --------------     ---------------
                                                                   (IN THOUSANDS)
Current maturities of long-term debt and               $   159         $14,311                  --
  capitalized lease obligation (3).................
Long-term debt and capitalized lease obligations         2,850           4,558           $   4,558
  (less current portion) (3).......................
Stockholders' equity:
     Preferred Stock, $0.01 par value, 3,000,000            --              --                  --
       shares authorized, none issued and
       outstanding (4).............................
     Common Stock, $0.01 par value, 19,400,000              93             101                 127
       voting shares authorized, 9,898,001 issued
       and outstanding, actual; 600,000 non-voting
       shares authorized, 217,542 issued and
       outstanding, actual; 12,493,001 voting
       shares issued and outstanding, as adjusted;
       217,542 non-voting shares issued and
       outstanding, as adjusted (4)................
     Additional paid-in capital (5)................     27,368          37,360              86,381
     Retained deficit (5)..........................     (1,020)        (10,848)            (10,848)
                                                       -------         -------             -------
          Total stockholders' equity...............     26,441          26,613              75,660
                                                       -------         -------             -------
Total capitalization...............................    $29,450         $45,482           $  80,218
                                                       =======         =======             =======

---------------

(1) Pro Forma, giving effect to the acquisition of E.F. Johnson by Transcrypt as of June 30, 1997.

(2) Pro Forma as adjusted, giving effect to the acquisition of E.F. Johnson, the consummation of this offering at an initial offering price of $21.00 per share, the exercise of 95,000 options by a Selling Stockholder, which shares are being offered hereby and the application of the proceeds therefrom as described in "Use of Proceeds," each as of June 30, 1997. Total debt reflects repayment of an estimated $15.0 million in debt from net offering proceeds.

(3) See Notes 5 and 6 of Notes to Consolidated Financial Statements of Transcrypt and Notes 7 and 8 of Notes to Consolidated Financial Statements of E.F. Johnson.

(4) Shares issued and outstanding excludes 1,075,533 shares of Common Stock reserved for issuance upon exercise of options outstanding as of the date of this Prospectus under the Company's stock option plan, at a weighted average exercise price of $4.39 per share, and an aggregate of 124,467 shares available for future issuance thereunder. See "Management -- 1996 Stock Incentive Plan" and Note 11 of Notes to Consolidated Financial Statements of Transcrypt.

(5) Reflects a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1997, on a Pro Forma basis giving effect to the acquisition of E.F. Johnson, was $22.5 million or approximately $2.21 per share. Pro Forma net tangible book value per share is determined by dividing the Company's Pro Forma net tangible book value (total tangible assets less total liabilities) by the 10,210,543 shares of Common Stock outstanding, excluding 611,533 shares reserved for issuance upon exercise of vested stock options (which includes the effect of the issuance of 95,000 shares upon the exercise of options by a Selling Stockholder). Pro Forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering and the Pro Forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale by the Company of the 2,500,000 shares of Common Stock offered by the Company in this offering at an initial public offering price of $21.00 per share and the application of the estimated net proceeds therefrom, the Pro Forma net tangible book value of the Company as of June 30, 1997 would have been $71.5 million or $5.63 per share. This represents an immediate increase in net tangible book value of $3.42 per share to existing stockholders and an immediate dilution in net tangible book value of $15.37 per share to the purchasers of Common Stock in the offering, as illustrated in the following table:

        Initial public offering price per share..............                 $  21.00
             Net tangible book value per share as of June 30,    $   2.21
               1997(1).......................................
             Increase in net tangible book value per share           3.42
               attributable to new investors.................
                                                                 --------
        Net tangible book value per share after offering.....                     5.63
                                                                              --------
        Dilution per share to new investors..................                 $  15.37
                                                                              ========

---------------

(1) Includes 95,000 shares to be issued upon the exercise of options by a Selling Stockholder which shares are being offered hereby.

     Except as noted, the foregoing table assumes no exercise of the Underwriters' over-allotment option or of any outstanding stock options to purchase Common Stock of the Company.

     The following table sets forth, on a Pro Forma basis as of June 30, 1997, the difference in the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing stockholders and the new investors in this offering. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this offering reflect the initial public offering price of $21.00 per share, before deducting the underwriting discounts and commissions.

                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                     ----------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                     ----------     -------     -----------     -------     -------------
Existing stockholders(1)...........  10,210,543       80.3%     $37,436,323       41.6%        $  3.72
New investors(1)...................   2,500,000       19.7%      52,500,000       58.4           21.00
                                     ----------      -----       ----------      -----          ------
          Total....................  12,710,543      100.0%     $89,936,323      100.0%        $  7.08
                                     ==========      =====       ==========      =====          ======

---------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 8,115,543 shares or 63.8% (or 62.9% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 4,500,000, or 35.4% (or 40.1% if the Underwriters' over-allotment option is exercised in full) of the total shares of Common Stock to be outstanding. See "Principal and Selling Stockholders."

     The foregoing tables and calculations exclude 1,075,533 shares of Common Stock (including the 95,000 shares to be issued upon exercise of options, which shares are included in the foregoing tables and calculations) reserved for issuance upon exercise of options outstanding as of the date of this Prospectus under the Company's stock option plan, at a weighted average exercise price of $4.39 per share, and an aggregate of 124,467 shares available for future issuance thereunder. See "Management -- 1996 Stock Incentive Plan" and Note 11 of Notes to Consolidated Financial Statements of Transcrypt.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       OF TRANSCRYPT INTERNATIONAL, INC.

     The following selected historical financial data of Transcrypt is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements of Transcrypt and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Consolidated Statements of Income (Loss) data for the years ended December 31, 1994, 1995, and 1996 and the Consolidated Balance Sheet data as of December 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements of Transcrypt included elsewhere in this Prospectus. The Consolidated Statements of Income
(Loss) data for the years ended December 31, 1993 and 1992 and the Consolidated Balance Sheet data as of December 31, 1992, 1993, and 1994 are derived from audited financial statements not included herein. The Consolidated Statements of Income (Loss) data for the six-month periods ended June 30, 1996 and 1997, and the Consolidated Balance Sheet data as of June 30, 1997, are derived from unaudited financial statements that include all adjustments (consisting of normal recurring adjustments and accruals) that the Company considers necessary for a fair presentation of the consolidated financial data included herein, in accordance with generally accepted accounting principles. The Consolidated Statement of Income (Loss) for the six months ended June 30, 1997, is not necessarily indicative of the results for the entire fiscal year.

                                                                                                         SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                     ------------------------------------------------   ------------------
                                                      1992      1993      1994      1995       1996      1996       1997
                                                     -------   -------   -------   -------   --------   -------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME (LOSS) DATA:
Revenues...........................................  $ 4,974   $ 6,900   $ 9,155   $ 8,128   $ 13,776   $ 5,728   $ 10,278
Cost of sales......................................    1,236     1,616     2,901     2,983      4,865     1,850      3,865
                                                      ------    ------    ------    ------    -------    ------    -------
Gross profit.......................................    3,738     5,284     6,254     5,145      8,911     3,878      6,413
Operating expenses:
  Research and development.........................      963     1,138     1,180     1,953      2,234     1,085      1,316
  Sales and marketing..............................      656       982     1,590     2,109      2,103       835      1,965
  General and administrative.......................    1,472     1,151     1,074     1,191      1,413       694      1,038
  Amortization of intangible assets................    1,100     1,092     1,092     1,093      1,001       546         --
  Special compensation expense(1)..................       --        --        --        --      5,568        --         --
                                                      ------    ------    ------    ------    -------    ------    -------
    Total operating expenses.......................    4,191     4,363     4,936     6,346     12,319     3,160      4,319
                                                      ------    ------    ------    ------    -------    ------    -------
Income (loss) from operations......................     (453)      921     1,318    (1,201)    (3,408)      718      2,094
Interest expense, net..............................      143       133       111       137        131        51       (236)
Provision (benefit) for income taxes...............       --        --        --        --     (1,528)       --        672
                                                      ------    ------    ------    ------    -------    ------    -------
Net income (loss)..................................  $  (596)  $   788   $ 1,207   $(1,338)  $ (2,011)  $   667   $  1,658
                                                      ======    ======    ======    ======    =======    ======    =======
Income (loss) before Pro Forma taxes...............                                          $ (3,539)  $   667   $  2,330
Pro Forma and provision (benefit) for taxes(2).....                                            (1,393)      134        672
                                                                                              -------    ------    -------
Pro Forma and net income (loss)....................                                          $ (2,146)  $   533   $  1,658
                                                                                              =======    ======    =======
Pro Forma and net income (loss) per share(3).......                                          $  (0.31)  $  0.08   $   0.17
                                                                                              =======    ======    =======
Shares used to compute Pro Forma and net income
  (loss) per share(3)..............................                                             6,969     6,969      9,596

                                                                                AS OF DECEMBER 31,                 AS OF
                                                                    -------------------------------------------   JUNE 30,
                                                                     1992     1993     1994     1995     1996       1997
                                                                    ------   ------   ------   ------   -------   --------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................................  $  436   $1,726   $3,353   $1,684   $ 2,468   $ 21,277
Total assets......................................................   7,741    7,908    9,627    7,523    13,981     31,851
Long-term debt and capitalized lease obligations, net of current
  portion.........................................................   2,552    2,035    2,164    1,847     2,631      2,850
Stockholders' equity..............................................   3,821    4,599    5,945    3,907     7,073     26,441

---------------

(1) Represents a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."
(2) Prior to June 30, 1996, the Company operated as a partnership. The Pro Forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation under the Internal Revenue Code.
(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute Pro Forma and net income (loss) per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                            OF E.F. JOHNSON COMPANY

     The following selected consolidated historical financial data of E.F. Johnson is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Consolidated Statements of Operations data for the years ended December 31, 1994, 1995, and 1996 and the Consolidated Balance Sheet data as of December 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements of E.F. Johnson included elsewhere in this Prospectus. The Consolidated Statements of Operations data for the years ended December 31, 1993 and the Consolidated Balance Sheet data as of December 31, 1992, 1993, and 1994 are derived from audited financial statements not included herein. The Consolidated Statements of Operations data for the year ended December 31, 1992 (Pro Forma) and the six-month periods ended June 30, 1996 and June 29, 1997, and the Consolidated Balance Sheet data as of June 29, 1997, are derived from unaudited financial statements that include all adjustments (consisting of normal recurring adjustments and accruals) that the Company considers necessary for a fair presentation of the consolidated financial data included herein, in accordance with generally accepted accounting principles. The Consolidated Statement of Operations for the six months ended June 29, 1997, is not necessarily indicative of the results for the entire fiscal year.

                                                                                                         SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                   --------------------
                                               ----------------------------------------------------    JUNE 30,    JUNE 29,
                                               1992(1)     1993       1994       1995        1996        1996        1997
                                               -------    -------    -------    -------    --------    --------    --------
                                                                              (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenues.....................................  $86,663    $88,083    $99,240    $88,932    $ 78,966    $43,166     $28,223
Cost of sales................................   52,460     48,964     60,349     60,630      50,623     26,717      18,157
                                               -------    -------    -------    -------     -------    -------     -------
Gross profit.................................   34,203     39,119     38,891     28,302      28,343     16,449      10,066
Operating expenses:
  Research and development...................    6,741      6,554      7,534      8,118       8,401      3,888       2,938
  Selling, general and administrative........   25,070     26,072     28,284     32,107      29,201     14,816      11,695
  Nonrecurring items(2)......................      770         --        890     (7,479)     13,521         --        (666)
                                               -------    -------    -------    -------     -------    -------     -------
         Total operating expenses............   32,581     32,626     36,708     32,746      51,123     18,704      13,967
                                               -------    -------    -------    -------     -------    -------     -------
Income (loss) from operations................    1,622      6,493      2,183     (4,444)    (22,780)    (2,255)     (3,901)
Interest expense, net........................    2,542      2,235      2,668      4,105       3,694      1,736       2,282
Provision (benefit) for income taxes.........       --      1,623       (578)        --          --         --          --
Extraordinary item, net of taxes.............       --       (742)        --         --          --         --          --
                                               -------    -------    -------    -------     -------    -------     -------
Net income (loss)............................  $  (920)   $ 1,893    $    93    $(8,549)   $(26,474)   $(3,991)    $(6,183)
                                               =======    =======    =======    =======     =======    =======     =======

                                                                       AS OF DECEMBER 31,                         AS OF
                                                    --------------------------------------------------------     JUNE 29,
                                                     1992        1993        1994        1995         1996         1997
                                                    -------     -------     -------     -------     --------     --------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................  $10,959     $14,552     $15,441     $25,723     $(24,009)    $(25,996)
Total assets......................................   44,978      51,245      65,876      73,858       42,752       35,733
Long-term debt and capitalized lease obligations,
  net of current portion..........................   19,267      21,832      27,401      32,681        1,802        1,708
Shareholders' equity (deficit)....................    2,390       3,643       3,096      (6,814)     (34,566)     (41,402)

---------------

(1) E.F. Johnson was acquired from Arkla, Inc. on July 31, 1992. The selected results of operations for the year ended December 31, 1992 represent a Pro Forma presentation as if the acquisition had occurred on January 1, 1992.

(2) E.F. Johnson incurred the following nonrecurring items:

                                                                                                                       SIX MONTHS
                                                                               YEAR ENDED DECEMBER 31,                   ENDED
                                                                   -----------------------------------------------      JUNE 29,
                                                                   1992     1993     1994       1995        1996          1997
                                                                   ----     ----     -----     -------     -------     ----------
                                                                                           (IN THOUSANDS)
Gain on sale of Division.........................................                              $(8,343)                 $ (2,152)
Write down of assets.............................................                                          $11,618
Loss on sale of capital leases...................................                                                            750
Employee severance costs.........................................                                  762         375
Costs related to initial public offering not consummated.........                    $ 630
Costs incurred to acquire minority shares........................                      298
Costs incurred in debt refinancing not consummated...............                      105
Gain from refund of real estate taxes paid in prior years........                     (203)
Restructuring costs..............................................  $770
Other nonrecurring costs.........................................                       60         102       1,528           736
                                                                   ----     ----     -----     -------     -------        ------
        Total nonrecurring items (income) expense................  $770              $ 890     $(7,479)    $13,521      $   (666)
                                                                   ====     ====     =====     =======     =======        ======

                            PRO FORMA FINANCIAL DATA

     The following unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 1997 and unaudited Pro Forma Condensed Combined Income Statements for the six months ended June 30, 1997 and for the year ended December 31, 1996 illustrate the effect of the acquisition of E.F. Johnson (the "Acquisition") as if the Acquisition had occurred on June 30, 1997 for the Pro Forma Condensed Combined Balance Sheet and as of January 1, 1996 for the Pro Forma Condensed Combined Income Statements, after giving effect to the merger-related adjustments described in the respective accompanying notes. The Acquisition will be accounted for under the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the closing.

     These Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements of Transcrypt and E.F. Johnson which are set forth elsewhere herein.

     The Pro Forma Condensed Combined Financial Statements are presented for comparative purposes only and are not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future. The Pro Forma Condensed Combined Financial Statements reflect the best estimate of the allocation of the purchase price as of the date of this Prospectus. Due to operating losses incurred by E.F. Johnson between the "as of" date of the Pro Forma financial statements and the transaction date, the ultimate value of goodwill is expected to increase substantially. It is the Company's intention to more fully evaluate the acquired assets and, as a result, the allocation of the acquisition costs among the tangible and intangible assets acquired may change. Consequently, the final Pro Forma Combined amounts will differ from those set forth in the Pro Forma Condensed Combined Financial Statements.

               TRANSCRYPT INTERNATIONAL, INC. PRO FORMA CONDENSED

                     COMBINED BALANCE SHEET (1) (UNAUDITED)
                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                                                                 TRANSCRYPT/
                                                                                                                 E.F. JOHNSON
                                                            TRANSCRYPT       E.F. JOHNSON       PRO FORMA         PRO FORMA
                                                           HISTORICAL(2)     HISTORICAL(2)     ADJUSTMENTS         COMBINED
                                                           -------------     -------------     -----------       ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................     $12,699          $      76        $    (436)(5)      $ 12,339
  Accounts receivable, net...............................       7,923              8,060             (461)(3)        15,522
  Inventory..............................................       2,718             11,173                             13,891
  Deferred tax assets....................................         320                  0            5,657(10)         5,977
  Other current assets...................................         178              2,330             (723)(7)         1,785
                                                              -------          ---------        ---------         ---------
         TOTAL CURRENT ASSETS............................      23,838             21,639            4,037            49,514
PROPERTY, PLANT & EQUIPMENT, NET.........................       6,222              6,233             (393)(4)        12,062
OTHER ASSETS:
  Goodwill, and other intangible assets, net.............          --              5,618           (1,458)(4)         4,160
  Deferred tax assets....................................       1,713                 --            4,852(10)         6,565
  Other assets...........................................          78              2,243           (1,624)(7)           697
                                                              -------          ---------        ---------         ---------
         TOTAL OTHER ASSETS..............................       1,791              7,861            1,770            11,422
                                                              -------          ---------        ---------         ---------
                                                              $31,851          $  35,733        $   5,414          $ 72,998
                                                              =======          =========        =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt...................     $   159          $  24,152        $ (10,000)(12)     $ 14,311
  Accounts payable.......................................       1,193             10,061             (677)(7)        10,966
                                                                                                     (461)(3)
                                                                                                      850(6)
  Technology and license purchase payable................          --              3,552           (1,800)(4)         1,752
                                                                                                    4,045(8)
  Other current liabilities..............................       1,208              9,870           (1,387)(12)       13,736
                                                              -------          ---------        ---------         ---------
         TOTAL CURRENT LIABILITIES.......................       2,560             47,635           (9,430)           40,765
LONG-TERM DEBT AND LEASE OBLIGATIONS.....................       2,850              1,708                              4,558
OTHER LIABILITIES:
  Other liabilities......................................          --              1,062                              1,062
  Payable to related parties.............................          --              4,078           (4,078)(7)            --
                                                              -------          ---------        ---------         ---------
         TOTAL OTHER LIABILITIES.........................          --              5,140           (4,078)            1,062
Series A Preferred Stock.................................          --             11,200          (11,200)(11)           --
Class B Preferred Stock..................................          --             11,452          (11,452)(11)           --
                                                              -------          ---------        ---------         ---------
                                                                   --             22,652          (22,652)               --
                                                              -------          ---------        ---------         ---------
STOCKHOLDERS' EQUITY:
  Common Stock...........................................          93                 38                8(11)           101
                                                                                                      (38)(13)
  Paid in capital........................................      27,368                828            9,992(11)        37,360
                                                                                                   12,652(11)
                                                                                                  (13,480)(13)
  Retained earnings......................................      (1,020)           (42,268)          (9,828)(9)       (10,848)
                                                                                                   10,509(10)
                                                                                                    2,408(7)
                                                                                                   11,387(12)
                                                                                                   17,964(13)
                                                              -------          ---------        ---------         ---------
TOTAL STOCKHOLDERS' EQUITY...............................      26,441            (41,402)          41,574            26,613
                                                              -------          ---------        ---------         ---------
                                                              $31,851          $  35,733        $   5,414          $ 72,998
                                                              =======          =========        =========         =========

   See accompanying notes to the Pro Forma Condensed Combined Balance Sheet.

               TRANSCRYPT INTERNATIONAL, INC. PRO FORMA CONDENSED

                    COMBINED INCOME STATEMENT(1) (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        TRANSCRYPT/
                                                     E.F. JOHNSON                       E.F. JOHNSON
                                    TRANSCRYPT        HISTORICAL        PRO FORMA        PRO FORMA
                                   HISTORICAL(2)          (2)          ADJUSTMENTS        COMBINED
                                   -------------     -------------     -----------      ------------
Revenues.........................     $10,278           $28,223          $  (537)(14)     $ 37,964
Costs of sales...................       3,865            18,157             (537)(14)       21,485
                                      -------           -------         --------           -------
  Gross profit...................       6,413            10,066               --            16,479
Operating expenses:
  Research and development.......       1,316             2,938                              4,254
  Selling, general and
     administrative..............       3,003            11,695             (732)(16)       13,966
  Nonrecurring items.............          --              (666)              --              (666)
  Goodwill amortization..........          --                --              297(17)           297
                                      -------           -------         --------           -------
          Total operating
            expenses.............       4,319            13,967             (435)           17,851
                                      -------           -------         --------           -------
Income (loss) from operations....       2,094            (3,901)             435            (1,372)
Other income (expense):
  Interest, net..................         236            (2,282)             489(15)        (1,557)
                                      -------           -------         --------           -------
Income (loss) before tax.........       2,330            (6,183)             924            (2,929)
Provision (benefit) for income
  taxes..........................         672                --           (1,639)(18)         (967)
                                      -------           -------         --------           -------
Net income (loss)................     $ 1,658           $(6,183)         $ 2,563          $ (1,962)
                                      =======           =======         ========           =======
Income (loss) per share..........     $  0.17                                             $  (0.19)
                                      =======                                              =======
Number of common and common
  equivalent shares issued and
  outstanding....................       9,596                                832(19)        10,428

  See accompanying notes to the Pro Forma Condensed Combined Income Statement.

               TRANSCRYPT INTERNATIONAL, INC. PRO FORMA CONDENSED

                   COMBINED INCOME STATEMENT (1) (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        TRANSCRYPT/
                                                                                        E.F. JOHNSON
                                    TRANSCRYPT       E.F. JOHNSON       PRO FORMA        PRO FORMA
                                   HISTORICAL(2)     HISTORICAL(2)     ADJUSTMENTS        COMBINED
                                   -------------     -------------     -----------      ------------
Revenues.........................     $13,776          $  78,966         $  (554)(14)     $ 92,188
Costs of sales...................       4,865             50,623            (554)(14)       54,934
                                      -------            -------        --------           -------
  Gross profit...................       8,911             28,343              --            37,254
                                      -------            -------        --------           -------
Operating expenses:
  Research and development.......       2,234              8,401                            10,635
  Selling, general and
     administrative..............       3,516             29,201          (1,277)(16)       31,440
  Special compensation expense...       5,568                 --                             5,568
  Nonrecurring items.............          --             13,521                            13,521
  Goodwill and other
     amortization................       1,001                 --             594(17)         1,595
                                      -------            -------        --------           -------
          Total operating
            expenses.............      12,319             51,123            (683)           62,759
                                      -------            -------        --------           -------
Loss from operations.............      (3,408)           (22,780)            683           (25,505)
Other income (expense):
  Interest, net..................        (131)            (3,694)            997(15)        (2,828)
                                      -------            -------        --------           -------
Loss before tax..................      (3,539)           (26,474)          1,680           (28,333)
Provision (benefit) for income
  taxes..........................      (1,528)                --          (7,822)(18)       (9,350)
                                      -------            -------        --------           -------
Net loss.........................     $(2,011)         $ (26,474)        $ 9,502          $(18,983)
                                      =======            =======        ========           =======
Loss per share...................     $ (0.29)                                            $  (2.43)
                                      =======                                              =======
Number of common and common
  equivalent shares issued and
  outstanding....................       6,969                                832(19)         7,801

  See accompanying notes to the Pro Forma Condensed Combined Income Statement.

               NOTES TO TRANSCRYPT INTERNATIONAL, INC. PRO FORMA

                    CONDENSED COMBINED FINANCIAL STATEMENTS

      1. The Pro Forma financial data do not give effect to any potential cost savings and synergies that could result from the Acquisition. The Pro Forma Condensed Combined Balance Sheet reflects the write-off of intangible assets consisting of in-process research and development ("R&D") projects of $9.8 million related to the Acquisition, the gain of $11.4 million from the forgiveness of debt, the gain of $2.4 million from the forgiveness of net payables due to the former common shareholders and the recording of net deferred tax assets of $10.5 million. The effect of these transactions have not been reflected in the accompanying Pro Forma Condensed Combined Income Statements as they are of a non-recurring nature. The Pro Forma data are not necessarily indicative of the operating results or financial position that would have occurred had the Acquisition been consummated at the dates indicated, nor necessarily indicative of future operating results or financial position.

      2. These columns represent historical results of operations and financial position. The six month period for E.F. Johnson is as of and ended June 29, 1997.

CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 1997:

      3. To eliminate receivables and payables attributable to the intercompany transactions between Transcrypt and E.F. Johnson.

      4. This adjustment reflects the excess of cost over net tangible assets acquired. For purposes of allocating the acquisition costs among the various assets acquired, Transcrypt has tentatively considered the carrying value of substantially all of the acquired assets to approximate their fair value, with the excess of such acquisition costs being attributed to in-process R&D (research and development projects in-process) and goodwill and other intangibles. The following is a summary of the adjustment to goodwill and other intangibles:

            Purchased in-process R&D..............................    $ 9,828,000
            Write-off of purchased in-process R&D.................    $(9,828,000)
            Goodwill and other intangibles........................    $ 4,160,000

            Goodwill and other intangibles is being amortized over
              periods of 5 to 15 years.

            The determination of the purchase price is as follows:
              Issuance of common shares of Transcrypt.............    $10,000,000
              Cash................................................        436,000
              Net assets acquired.................................     (6,276,000)
                                                                      -----------
              Goodwill and other intangibles......................    $ 4,160,000
                                                                       ==========

     Operating losses of approximately $2.9 million due primarily to working capital constraints incurred by E.F. Johnson from the date of the Pro Forma financial statements until the acquisition date of July 31, 1997 will increase the ultimate amount of goodwill and other intangibles recorded to approximately $7.1 million. Net assets acquired are after fair value adjustments of $0.6 million.

      5. To record the use of cash to purchase the E.F. Johnson common stock outstanding for $436,000.

      6. Reflects liabilities incurred for transaction costs, such as investment advisory, legal and accounting fees, related to the Acquisition.

      7. To eliminate the receivable and payable attributable to transactions between E.F. Johnson and the former common shareholders of E.F. Johnson, which are forgiven as part of the Acquisition, resulting in a gain on extinguishment of debt of $2.4 million.

      8. To record a reserve for costs related to plans Transcrypt has formulated for the restructuring of E.F. Johnson's operations subsequent to the Acquisition, including severance and relocation costs.

               NOTES TO TRANSCRYPT INTERNATIONAL, INC. PRO FORMA

      9. Write-off of intangible assets consisting of in-process R&D projects of $9.8 million. (See Note 1.)

     10. To record net deferred tax assets of E.F. Johnson that are deemed more likely than not to be realized.

     11. Represents the issuance of 832,465 shares of Transcrypt Common Stock, valued at $10 million as of the Acquisition Date to purchase the E.F. Johnson preferred stock outstanding with a carrying value of $22.7 million.

     12. To record forgiveness of $10 million of subordinated debt and related accrued interest payable of $1.4 million in accordance with the Acquisition Agreement.

     13. To eliminate the equity of E.F. Johnson.

CONDENSED COMBINED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND FOR THE YEAR ENDED DECEMBER 31, 1996:

     14. To eliminate the revenues and corresponding costs attributable to the intercompany transactions between Transcrypt and E.F. Johnson.

     15. To eliminate the interest expense attributable to the senior subordinated debt forgiven in accordance with the Acquisition Agreement.

     16. To eliminate the management fees and expenses incurred by E.F. Johnson to its common shareholders.

     17. To record amortization for the effect of the goodwill and other intangibles acquired in the Acquisition based upon the expected intangibles of approximately $7.1 million. (See Note 4.)

     18. To record the tax effect of the Pro Forma consolidated entity at the expected effective tax rate of 33%.

     19. Pro Forma per share data are based on the number of Transcrypt common and common equivalent shares that would have been outstanding had the Acquisition occurred on the earliest date presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus, including the following Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors." See "Risk Factors -- Forward-Looking Statements." The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

OVERVIEW

     The Company commenced operations in 1978 to manufacture and distribute embedded voice privacy and specialized signaling add-on devices for LMR users. In December 1991, an investor group led by John T. Connor, the Company's current Chairman, acquired substantially all of the assets of the Company and certain intellectual property rights held by the Company's founders, creating intangible assets of approximately $5.5 million, which the Company amortized on a straight-line basis over a 60-month period ending November 30, 1996. Following the acquisition, management took steps to diversify the Company's product lines and further exploit the Company's core competencies in information security technologies.

     In order to take advantage of the growing demand for digital communications, in 1993 the Company began investing in digital product and technology research and development. In September 1994, the Company began developing an APCO 25 compliant hand-held digital LMR. In connection with the development of this new product, the Company hired additional technical personnel and, in September 1994, the Company raised $1.0 million through the sale of equity to its existing equityholders. As a result of these efforts, the Company introduced many voice and data security products including a digital landline telephone encryptor in October 1995 and an APCO 25 compliant digital hand-held radio in August 1996, and plans to introduce additional digital products in the balance of 1997 and 1998.

     On July 31, 1997, the Company acquired the outstanding shares of capital stock and certain indebtedness of E.F. Johnson. In exchange, the Company paid cash consideration of $436,000 and issued 832,465 shares of Common Stock. The Company is implementing a restructuring program for E.F. Johnson, including an approximate 25% reduction in E.F. Johnson's workforce effected in August 1997, a review and phase-out of low margin products and services, the consolidation of E.F. Johnson's corporate headquarters with that of Transcrypt, the elimination of duplicative sales, marketing and personnel expenses, the improvement of vendor relationships and the implementation of stringent cash management policies and expense controls. Management expects that this program will result in significant cost savings; however, management can not predict when, if at all, such savings can be achieved, and the effect of such reductions. See "Risk Factors -- Risks Related to the E.F. Johnson Acquisition."

     In connection with its acquisition of E.F. Johnson, the Company estimates that it created an intangible asset totaling $7.1 million at closing, which amount will be amortized by the Company on a straight-line basis over periods of 5 to 15 years beginning in August 1997. Also, as a result of the acquisition, the Company's interest expense will increase in the future due to approximately $16.0 million in indebtedness of E.F. Johnson as of June 30, 1997. The Company intends to substantially reduce this indebtedness with a portion of the proceeds from this offering. See "Use of Proceeds." Transcrypt's historical gross margins have been significantly higher than E.F. Johnson's gross margins for similar periods due primarily to Transcrypt's historical emphasis on add-on products, which generally carry higher margins than stand-alone products. The Company expects that, as a result of the acquisition of E.F. Johnson and the expected increase in volume of stand-alone products relative to add-on products, the Company's overall gross margins will likely decline in the future compared to Transcrypt's historical gross margins. The Company also incurred a write-off in the third quarter of 1997 of in-process research and development costs in connection with the acquisition of E.F. Johnson totaling approximately $9.8 million.

RESULTS OF OPERATIONS -- TRANSCRYPT

     The following table sets forth, for Transcrypt, certain Consolidated Statements of Income (Loss) information as a percentage of revenues during the periods indicated:

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Revenues...........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales......................................   31.7      36.7      35.3      32.2      37.6
                                                     -----     -----     -----     -----     -----
Gross profit.......................................   68.3      63.3      64.7      67.7      62.4
Operating expenses:
  Research and development.........................   12.9      24.0      16.2      18.9      12.8
  Sales and marketing..............................   17.4      26.0      15.3      14.6      19.1
  General and administrative.......................   11.7      14.7      10.2      12.1      10.1
  Amortization of intangible assets................   11.9      13.4       7.3       9.5        --
  Special compensation expense.....................     --        --      40.4        --        --
                                                     -----     -----     -----     -----     -----
          Total operating expenses.................   53.9      78.1      89.4      55.2      42.0
                                                     -----     -----     -----     -----     -----
Income (loss) from operations......................   14.4     (14.8)    (24.7)     12.5      20.4
Interest expense, net..............................    1.2       1.7       1.0       0.9      (2.3)
Provision (benefit) for income taxes...............     --        --     (11.1)       --       6.5
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................   13.2%    (16.5)%   (14.6)%    11.6%     16.1%
                                                     =====     =====     =====     =====     =====
Income (loss) before Pro Forma income taxes........                      (25.7)%    11.6%     22.7%
Pro Forma and provision (benefit) for income
  taxes............................................                      (10.1)      2.4       6.5
                                                                         -----     -----     -----
Pro Forma and net income (loss)....................                      (15.6)%     9.3%     16.1%
                                                                         =====     =====     =====

  Revenues

     Transcrypt recognizes revenues upon shipment of products to its customers. Revenues increased to $10.3 million during the first six months of 1997, compared to $5.7 million during the same period in 1996. These increases were attributable primarily to additional revenues associated with several large new sales contracts in 1997 in both Transcrypt's core security and LMR product lines. Sales of Transcrypt's products grew in the first six months of 1997 in all of its major product categories, including core security products for the LMR and cellular telephone markets (particularly in international markets) as well as Transcrypt's stand-alone LMR products.

     Revenues increased to $13.8 million in 1996 from $8.1 million in 1995. This increase was attributable primarily to revenues in 1996 associated with several large new sales contracts, including the commencement of shipments of socket scramblers to Motorola. Transcrypt also began shipment of its first stand-alone radio and cellular products in September 1996, which contributed to the increase in 1996 revenues. In addition, revenues for 1995 were negatively impacted due to management conflicts over the future direction and control of Transcrypt, which led to a management restructuring commencing in the second quarter of 1995 and resulted in the departure of five senior executive officers.

     Revenues declined to $8.1 million in 1995 from $9.2 million in 1994, which decrease was attributable primarily to lower sales volumes in the first half of 1995, which management believes resulted primarily from the internal management conflicts discussed above.

     International sales as a percentage of revenues for the six months ended June 30, 1997 were 67.3%, compared to 44.8% for the same period in 1996. Sales of items for export to several large customers accounted for the increase in the first half of 1997. International sales as a percentage of revenues were 49.0%, 71.4% and 57.3% in 1996, 1995 and 1994, respectively. Transcrypt believes that the proportion of international sales in 1995 was unusually high, reflecting large sales to Egypt and Turkey and lower domestic sales. Transcrypt anticipates that international sales will continue to represent a significant portion of revenues in the future, although domestic sales may increase as a percentage of revenues in the future due to Transcrypt's increased marketing emphasis on domestic sales, including the expanded marketing domestically of Transcrypt's digital radio products. In addition, domestic sales as a percentage of revenues may also increase in the future as a result of the acquisition of E.F. Johnson in July 1997, due to E.F. Johnson's historically greater emphasis on domestic sales.

  Gross Profit

     Cost of sales includes materials, labor, depreciation and overhead costs associated with the production of Transcrypt's products, as well as shipping, royalty and warranty product costs. Gross profit increased to $6.4 million (62.4% gross margin) for the first six months of 1997, compared to $3.9 million (67.7% gross margin) for the same period in 1996. Transcrypt began shipment of its first stand-alone products in September 1996. Shipments of Transcrypt's stand-alone LMR and cellular telephone products, which generally have lower gross margins than add-on modules and other products, continued to be strong during the first six months of 1997 and increased relative to total sales. To the extent that sales of stand-alone products increase in the future relative to sales of add-on products, gross margins likely will continue to decline.

     Gross profit increased to $8.9 million (64.7% gross margin) in 1996 from $5.1 million (63.3% gross margin) in 1995. Gross profit was $6.3 million (68.3% gross margin) in 1994. Gross margin declined in 1995 relative to 1994 due primarily to lower sales volumes during the first six months of 1995 without a comparable decline in fixed overhead costs.

  Research and Development

     Research and development expenses consist primarily of costs associated with research and development personnel, materials and the depreciation of research and development equipment and facilities. Research and development expenses increased to $1.3 million for the first six months of 1997 from $1.1 million for the first six months of 1996 due to the addition of new members of the engineering staff. However, research and development expenses as a percentage of sales decreased to 12.8% for the first six months of 1997, compared to 18.9% for the comparable period in 1996, due to greater revenues in 1997. The Company incurred a write-off in the third quarter of 1997 of in-process research and development costs in connection with the acquisition of E.F. Johnson totaling approximately $9.8 million.

     Research and development expenses increased to $2.2 million in 1996 from $2.0 million in 1995. This increase was due primarily to expenses related to the continued development of Transcrypt's APCO 25 digital LMRs and the related development of internal manufacturing capabilities for certain radio components. Research and development expenses as a percentage of revenues decreased to 16.2% in 1996 from 24.0% in 1995, due to greater revenues in 1996. Research and development expenses increased to $2.0 million in 1995 from $1.2 million in 1994. Research and development expenses as a percentage of revenues were 12.9% in 1994. This dollar increase was due primarily to the commencement of development of Transcrypt's APCO 25 compliant digital LMRs, which began in September 1994, and the expanded development of telephone security product lines.

  Sales and Marketing

     Sales and marketing expenses consist primarily of salaries and related costs of sales personnel, including sales commissions and travel expenses, and costs of advertising, public relations, bad debt provisions and trade show participation. Sales and marketing expenses increased to $2.0 million (19.1% of sales) for the first six months of 1997, compared to $835,000 (14.6% of sales) for the same period in 1996. The increase in 1997 was due primarily to the addition of direct sales personnel and associated expenses, increased participation in advertising and tradeshows, and an additional bad debt provision for accounts receivable reserves of $570,000 for the first six months of 1997. The additional bad debt provision was related to an overall increase in Transcrypt's accounts receivables to $8.7 million at June 30, 1997 from $4.6 million at December 31, 1996. Transcrypt expects to continue its increased commitment to sales and marketing during 1997 through the addition of direct sales and marketing personnel, primarily to support the introduction of new products, including digital LMRs.

     Sales and marketing expenses remained constant at $2.1 million in both 1996 and 1995, although the expense figure for 1995 includes severance payments and recruiting and relocation costs for new sales executives related to the Company's management restructuring. Sales and marketing expenses decreased as a percentage of revenues to 15.3% in 1996, due primarily to the increase in revenues in 1996. Sales and marketing expenses increased to $2.1 million in 1995 from $1.6 million in 1994. This increase was due primarily to an increase in personnel and associated expenses relating to the development of international markets and distribution channels. Sales and marketing expenses as a percentage of revenues were 26.0% in 1995 and 17.4% in 1994. The percentage increase from 1994 to 1995 was also due in part to Transcrypt's lower revenues in 1995.

  General and Administrative

     General and administrative expenses consist primarily of salaries and other expenses associated with Transcrypt's management, accounting, finance and administrative functions. General and administrative expenses increased to $1.0 million for the first six months of 1997, compared to $694,000 for the same period in 1996. These increases were attributable primarily to the addition of several administrative employees and costs associated with becoming, and maintaining its status as, a publicly-held company in 1997. Transcrypt expects to continue to incur additional general and administrative expenses in 1997 due to its publicly-held status and upgrades to its management information systems. General and administrative expenses as a percentage of revenues declined to 10.1% for the first six months of 1997, compared to 12.1% for the same period in 1996, due primarily to increased revenues in 1997.

     General and administrative expenses increased to $1.4 million in 1996 from $1.2 million in 1995. This increase was attributable primarily to salaries, recruiting and relocation expenses associated with hiring several key management employees and additional bad debt provisions for accounts receivable reserves. General and administrative expenses as a percentage of revenues decreased to 10.2% in 1996 from 14.7% in 1995, due primarily to the increase in revenues in 1996. General and administrative expenses remained generally constant at $1.2 million in 1995 and $1.1 million in 1994. General and administrative expenses as a percentage of revenues were 14.7% in 1995 and 11.7% in 1994.

  Amortization of Intangible Assets

     In connection with Transcrypt's purchase of all of the outstanding shares of capital stock of E.F. Johnson effective July 31, 1997, Transcrypt estimates that it created $7.1 million of goodwill and other intangibles at closing, which amount will be amortized by Transcrypt on a straight-line basis over periods of 5 to 15 years beginning in August 1997, resulting in a non-cash charge of approximately $594,000 on an annual basis. Intangible assets for the fiscal years prior to 1997 consisted primarily of the costs associated with the acquisition of Transcrypt's business in December 1991, including proprietary technology licenses, non-competition agreements and goodwill. Transcrypt amortized these intangible assets on a straight-line basis over a 60-month period ended November 30, 1996, which resulted in an amortization expense of $1.0 million in 1996 and $1.1 million in each of 1995 and 1994. These intangible assets were fully amortized as of November 30, 1996.

  Special Compensation Expense

     In September 1996, Transcrypt incurred a non-recurring, non-cash compensation expense of $5.4 million, resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of Transcrypt at a weighted average exercise price of $1.81 per share, and a special compensation expense of $210,000 payable to Transcrypt's Chairman during 1996 for services rendered related to the Company's acquisition of its business in December 1991. Excluding the special compensation expense of $5.6 million, income from operations, net income, Pro Forma net income and Pro Forma net income per share for 1996 would have been $2.2 million, $1.7 million, $1.6 million and $0.23, respectively.

  Net Interest Income or Expense

     Net interest income consists of interest income earned on cash and investable funds, net of interest expense related to amounts payable on Transcrypt's term and installment loans and bank lines of credit. Net interest income was $236,000 for the first six months of 1997, compared to a $51,000 interest expense for the first six months of 1996. The increase in net interest income in the 1997 period is attributable to the repayment of certain debt during 1997 and an increase in interest income due to investment of a portion of the net proceeds from Transcrypt's initial public offering in interest-bearing instruments. Net interest expense was $131,000, $137,000 and $111,000 in 1996, 1995 and 1994, respectively.

  Provision for Income Taxes

     Prior to June 1996, Transcrypt was organized as a partnership, and therefore was not subject to income taxation except to the extent that its earnings were attributed to its partners. Transcrypt converted from a partnership to a "C" corporation effective June 30, 1996. Pro Forma net income and Pro Forma net income per share calculations reflect a Pro Forma provision for income taxes as if Transcrypt had been taxed as a "C" corporation in the first six months of 1996. Transcrypt's provision for income taxes for the six months ended June 30, 1997 was $672,000, compared to a Pro Forma provision for income taxes of $135,000 for the six months ended June 30, 1996. Transcrypt's benefit for income taxes for the year ended December 31, 1996 was $(1.5) million, primarily resulting from a deferred tax benefit of $(1.8) million in connection with the stock option related special compensation expense of $5.4 million.

     Transcrypt benefits from state tax credits arising from a 1993 agreement with the State of Nebraska (the "Nebraska Agreement") to create at least 30 new jobs and invest at least $3.0 million in new equipment prior to December 31, 1999. This agreement results in annual state income tax credits through 1999 of ten percent of the purchase price of new equipment and a refund of sales taxes (currently at a rate of 6.5%) paid on purchases of new equipment during each year and, beginning on January 1, 1996, a credit of five percent of the annual compensation paid to the new employees exceeding the base year's aggregate compensation. Transcrypt believes that sufficient tax credits will be available through the life of the Nebraska Agreement to offset Transcrypt's expected Nebraska state income tax liability during such period. In addition, Transcrypt utilizes its foreign sales corporation ("FSC") subsidiary located in Guam to exempt from income taxation a portion of Transcrypt's foreign sales income.

RESULTS OF OPERATIONS -- E.F. JOHNSON

     The following table sets forth, for E.F. Johnson, certain Consolidated Statements of Operations information as a percentage of revenues during the periods indicated:

                                                                                   SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,      ---------------------
                                                   -------------------------     JUNE 30,     JUNE 29,
                                                   1994      1995      1996        1996         1997
                                                   -----     -----     -----     --------     --------
Revenues.......................................    100.0%    100.0%    100.0%      100.0%       100.0%
Cost of sales..................................     60.8      68.2      64.1        61.9         64.3
                                                   -----     -----     -----       -----        -----
Gross profit...................................     39.2      31.8      35.9        38.1         35.7
Operating expenses:
  Research and development.....................      7.6       9.1      10.6         9.0         10.4
  Selling, general and administrative..........     28.5      36.1      37.0        34.3         41.4
  Nonrecurring items...........................      0.9      (8.4)     17.1          --         (2.3)
                                                   -----     -----     -----       -----        -----
          Total operating expenses.............     37.0      36.8      64.7        43.3         49.5
Income (loss) from operations..................      2.2      (5.0)    (28.8)       (5.2)       (13.8)
Interest expenses, net.........................      2.7       4.6       4.7         4.0          8.1
Provision (benefit) for income taxes...........     (0.6)       --        --          --           --
                                                   -----     -----     -----       -----        -----
Net income (loss)..............................      0.1%     (9.6)%   (33.5)%      (9.2)%      (21.9)%
                                                   =====     =====     =====       =====        =====

  Revenues

     Revenues decreased to $28.2 million in the first six months ended June 29, 1997 from $43.2 million in the six months ended June 30, 1996. The 1996 period included $5.4 million of revenues for divisions of E.F. Johnson that were sold in January 1996 and 1997. The remaining decrease is attributable to a $4.2 million decrease in sales of systems in North America, a $3.5 million decrease in overall International Business and a $1.9 million decrease in the overall North American Business & Industrial Business.

     Revenue decreased to $79.0 million in 1996 from $88.9 million in 1995. Revenue attributable to the Components Division that was sold in January 1996 was $0.8 million in 1996 and $15.5 million in 1995. Excluding the revenue from the sold Components Division, overall revenue increased to $78.2 million in 1996 from $73.4 million in 1995. This $4.8 million increase is attributable to a $10.9 million increase in sales of systems in North America, a $3.2 million increase in Data Telemetry Products (this division was sold in January 1997), a $1.1 million increase in EFJ Services (this Division was discontinued approximately at the time of Transcrypt's acquisition of E.F. Johnson), a $6.8 million decrease in the International Business, and a $3.6 million decrease in the North American Business & Industrial Business.

     International sales as a percentage of revenues were 29.1% and 27.1% during the six-month periods ended June 29, 1997 and June 30, 1996, respectively, and 28.4% and 32.9% in 1996 and 1995, respectively.

  Gross Profit

     Cost of sales includes materials, labor, depreciation and overhead costs associated with the production of E.F. Johnson's products, as well as shipping costs. Gross profit decreased to $10.1 million in the six months ended June 29, 1997 from $16.4 million in the six months ended June 30, 1996. Gross margins decreased to 35.7% in the six months ended June 29, 1997 from 38.1% in the same period in 1996.

     Gross profit remained constant at $28.3 million in 1996 and in 1995. However, gross margins increased to 35.9% in 1996 from 31.8% in 1995, due primarily to a change in product mix and an increased provision for surplus and obsolete inventory products.

  Research and Development

     Research and development expenses consist primarily of the costs associated with research and development personnel, materials and the depreciation of research and development equipment. Research and development expenses decreased to $2.9 million in the six months ended June 29, 1997 from $3.9 million in the six months ended June 30, 1996, due primarily to a 23% reduction in engineering staff necessitated by working capital constraints. Research and development expenses as a percentage of revenues increased to 10.4% from 9.0% over this period, due to lower revenues in the six months ended June 29, 1997.

     Research and development expenses increased to $8.4 million in 1996 from $8.1 million in 1995, due primarily to a $0.4 million increase in expenses for the Data Telemetry Division, which was sold in January 1997. Research and development expenses as a percentage of revenues increased to 10.6% from 9.1% over this period, due to a decrease in revenue and an increase in research and development expenses in 1996 compared to 1995.

  Selling, General and Administrative

     Selling, general and administrative ("SG&A") expenses consist primarily of salaries and related costs of selling and administrative personnel, including sales commissions, travel expenses, cost of advertising, public relations, legal and professional services and depreciation and amortization of SG&A assets. SG&A expenses decreased to $11.7 million in the six months ended June 29, 1997 from $14.8 million in the six months ended June 30, 1996, due primarily to a $2.0 million decrease in selling and marketing expenses resulting from a 28.7% reduction in staff during this period and a decrease in selling expenses due to a decrease in revenue. System training and support costs decreased by $400,000 as a result of lower systems sales volume. SG&A expenses related to divisions that were sold were $800,000 during the six months ended June 30, 1996, compared to $100,000 for the six months June 29, 1997. SG&A expenses as a percentage of revenues increased to 41.4% for the six months ended June 29, 1997 from 34.3% for the six months ended June 30, 1996, due to lower revenues during the 1997 period.

     SG&A expenses decreased to $29.2 million in 1996 from $32.1 million in 1995, due primarily to a $2.7 million provision for losses on accounts receivable in 1995 compared to a $500,000 provision in 1996. SG&A expenses related to divisions that were sold was $2.1 million in 1995, compared to $1.1 million in 1996. Also selling and marketing expenses increased by $1.0 million in 1996 compared to 1995 and administrative expenses decreased by $0.7 million during this period. SG&A expenses as a percentage of revenue increased to 37.0% in 1996 from 36.1% in 1995, due to lower revenues during 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited financial information in dollars and as a percentage of revenues for Transcrypt for the six quarters ended June 30, 1997. In the opinion of the Company's management, this information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited results set forth herein. The operating results for any quarter are not necessarily indicative of results for any subsequent period or for the entire fiscal year.

                                                                        QUARTER ENDED
                                          --------------------------------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                            1996        1996         1996            1996         1997        1997
                                          ---------   --------   -------------   ------------   ---------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................   $ 2,580     $3,148       $ 3,547         $4,500       $ 4,728     $5,550
Cost of sales...........................       911        939         1,036          1,978         1,632      2,233
                                            ------     ------        ------         ------        ------     ------
Gross profit............................     1,669      2,209         2,511          2,522         3,096      3,317
Operating expenses:
  Research and development..............       436        649           601            548           633        683
  Sales and marketing...................       431        404           671            597         1,086        879
  General and administrative............       350        345           357            361           478        559
  Amortization of intangible
    assets(1)...........................       276        270           273            182            --         --
  Special compensation expense(2).......        --         --         5,568             --            --         --
                                            ------     ------        ------         ------        ------     ------
         Total operating expenses.......     1,493      1,668         7,470          1,688         2,197      2,121
                                            ------     ------        ------         ------        ------     ------
Income (loss) from operations(3)........       176        541        (4,959)           834           899       1196
Interest expense, net...................        18         32            29             52           (76)      (159)
Provision for income taxes(4)...........        --         --        (1,758)           230           292        380
                                            ------     ------        ------         ------        ------     ------
Net income (loss)(3)....................   $   158     $  509       $(3,230)        $  552       $   683     $  975
                                            ======     ======        ======         ======        ======     ======
Income (loss) before Pro Forma taxes....   $   158     $  509       $(4,988)        $  782       $   975     $1,355
Pro Forma and provision (benefit) for
  income taxes..........................        38         97        (1,758)           230           292        380
                                            ------     ------        ------         ------        ------     ------
Pro Forma and net income (loss)(3)......   $   120     $  412       $(3,230)        $  552       $   683     $  975
                                            ======     ======        ======         ======        ======     ======
Pro Forma and net income (loss) per
  share(3)(5)...........................   $  0.02     $ 0.06       $ (0.46)        $ 0.08       $  0.07     $ 0.10
                                            ======     ======        ======         ======        ======     ======
Shares used to compute net income (loss)
  per share(5)..........................     6,969      6,969         6,969          6,969         9,178      9,877

                                                                 AS A PERCENTAGE OF REVENUES
                                          --------------------------------------------------------------------------
Revenues................................     100.0%     100.0%        100.0%         100.0%        100.0%     100.0%
Cost of sales...........................      35.3       29.8          29.2           44.0          34.5       40.2
                                             -----      -----        ------          -----         -----      -----
Gross margin............................      64.7       70.2          70.8           56.0          65.5       59.8
Operating expenses:
  Research and development..............      16.9       20.6          16.9           12.2          13.4       12.3
  Sales and marketing...................      16.7       12.8          18.9           13.3          23.0       15.8
  General and administrative............      13.6       11.0          10.1            8.0          10.1       10.1
  Amortization of intangible
    assets(1)...........................      10.7        8.6           7.7            4.0            --         --
  Special compensation expense(2).......        --         --         157.0             --            --         --
                                             -----      -----        ------          -----         -----      -----
    Total operating expenses............      57.9       53.0         210.6           37.5          46.5       38.2
                                             -----      -----        ------          -----         -----      -----
Income (loss) from operations(3)........       6.8       17.2        (139.8)          18.5          19.0       21.6
Interest expense, net...................       0.7        1.0           0.8            1.2          (1.6)      (2.9)
Provision for income taxes(4)...........        --         --         (49.6)           5.1          6.25        6.8
                                             -----      -----        ------          -----         -----      -----
Net income (loss)(3)....................       6.1%      16.2%        (91.0)%         12.3%         14.4%      17.6%
                                             =====      =====        ======          =====         =====      =====

(footnotes on following page)

---------------

(1) Reflects the amortization of intangible assets related to the acquisition of the Company's business in December 1991. These intangible assets were fully amortized as of November 30, 1996, and thus no such amortization expense will be incurred subsequent to November 30, 1996. See "-- Results of Operations -- Amortization of Intangible Assets."

(2) Represents a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."

(3) Excluding the special compensation expense of $5.6 million, income (loss) from operations, net income (loss), Pro Forma net income (loss) and Pro Forma net income (loss) per share would have been $609,000, $517,000, $517,000 and $0.07, respectively, for the three months ended September 30, 1996.

(4) Prior to June 30, 1996, the Company operated as a partnership. The Pro Forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation under the Internal Revenue Code.

(5) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute Pro Forma net income (loss) per share.

     The Company historically has experienced, and expects to continue experiencing, substantial variability in its revenues and profitability from quarter to quarter. The level of revenues in a particular quarter vary primarily based upon the timing of large purchase orders, due principally to the seasonal nature of governmental budgeting processes and the needs of competing budgetary concerns of its customers during the year. Other factors which affect the level of revenues in a particular quarter include the timing of the introduction of new products, general economic conditions, the timing and mix of product sales and specific economic conditions in the information security and wireless communications industries. In addition, due to the buying patterns of the Company's federal and state agency customers, revenues for the first quarter of the Company's fiscal year may be lower than revenues for the fourth quarter of the preceding year. The Company believes that its quarterly results are likely to vary for the foreseeable future. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has financed its operations and met its capital requirements primarily through cash flow generated from operations, short-term borrowings, long-term debt and an initial public offering completed on January 22, 1997. Transcrypt's operating activities used cash of $2.3 million in the first six months of 1997, and generated cash of $1.3 million in the same period of 1996. Cash used in operating activities in the first six months of 1997 consisted primarily of increases in accounts receivable and inventory, offset in part by net income plus depreciation and an increase in accrued expenses. Cash provided by operating activities in the first half of 1997 consisted primarily of net income plus depreciation and amortization and a decrease in accounts receivable, offset in part by a decrease in accrued expenses.

     In connection with its entry into the stand-alone product market, the Company is offering to certain of its customers extended credit terms on these types of products. Such credit terms will likely result in increased cash used in operating activities in the future.

     Cash used for investing activities, attributable primarily to capital expenditures in the first six months of 1997 and capital expenditures and payments for non-compete agreements for the first six months of 1996, totaled $1.6 million and $761,000, respectively. Capital expenditures consisted primarily of computer and networking equipment, office furniture and manufacturing equipment for both six month periods and expenses related to the expansion of the Company's Lincoln facility during the second quarter of 1997. In May 1997, the Company completed construction, begun in August 1996, of the 21,000 square foot expansion of its existing Lincoln facility, primarily to accommodate additional manufacturing capacity. As of June 30, 1997, the Company had no additional firm commitments for capital expenditures, although the Company expects to commence construction related to a further expansion of its facilities in the fourth quarter of 1997. See "Use of Proceeds."

     The deferred tax assets totaling $2.0 million (which resulted primarily from the stock option related special compensation expense of $5.4 million incurred in September 1996) were 6.4% and 7.7% of total assets and stockholders' equity, respectively, at June 30, 1997. Based upon the current level of taxable income, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize all deferred tax assets recorded.

     The Company's financing activities have consisted primarily of borrowings under and payments on an industrial development revenue bond issue ("IDR"), term and installment notes payable, a construction loan, bank lines of credit and proceeds from an initial public offering completed in January 1997. Such activities generated $16.6 million, net and used $388,000, net during the first half of 1997 and the first half of 1996, respectively.

     The Company's two term notes were secured by substantially all of the Company's assets, with interest payable at the bank's regional money market rate plus 0.5%. The installment note was secured by identifiable equipment and bore interest at the bank's national prime rate plus 0.5%. The bank lines of credit provided for working capital and capital advances not to exceed $4.0 million, with specific advances calculated based upon a percentage of eligible inventories, accounts receivable and fixed assets. Interest is payable monthly at the bank's money market rate and is collateralized by substantially all of the Company's assets. The Company paid off all of the outstanding balances on the two term notes, the installment note and the bank lines of credit on January 27, 1997.

     At June 30, 1997 the Company had outstanding $152,000 on its working capital line of credit, which bore an interest rate of 8.5% at such date, payable monthly. The line of credit renews annually and the outstanding balance is payable on May 31 of each year.

     The Company had outstanding on its IDR at December 31, 1996 a principal amount of $850,000, which bore a fixed interest rate of 6.25%, was non-amortizing and was scheduled to mature in January 2004. On March 25, 1997, the $850,000 IDR and the Company's construction note payable of $870,000 were repaid through the issuance of a new IDR totaling $2,850,000. The new IDR is due in annual principal payments of $140,000 plus interest at a variable rate (4.5% at June 30, 1997) from March 1, 1998 through March 1, 2007, increasing to annual principal payments plus interest at a variable rate of $145,000 from March 1, 2008 through March 1, 2016, with the remaining principal and accrued interest due on March 1, 2017. At June 30, 1997, the remaining net proceeds of $650,000 (net of debt offering costs and the aforementioned repayments) were held in escrow for the Company pending the completion of the Company's construction project and related purchases of certain fixed assets.

     In connection with the Company's acquisition of E.F. Johnson effective July 31, 1997, the Company delivered an irrevocable letter of credit with a face amount of $1.6 million on June 12, 1997 to provide additional collateral under a surety bond issued by one of E.F. Johnson's bonding companies, and on July 22, 1997, the Company delivered an irrevocable standby letter of credit with a face amount of $436,000 to one of E.F. Johnson's lenders to provide additional collateral under certain indebtedness incurred by E.F. Johnson. Both letters of credit are for a term of one year but are automatically extended annually by the issuing bank unless otherwise notified by the Company.

     As a result of the acquisition of E.F. Johnson, E.F. Johnson's revolving credit line and term loan will be reflected as liabilities on the Company's balance sheet. The term loan is secured by the machinery and equipment of E.F. Johnson. As of June 29, 1997, E.F. Johnson had $10.8 million outstanding on the revolving line with an interest rate of 175 basis points over the CoreStates Bank, N.A. prime rate (8.5% at June 30, 1997) and $3.1 million outstanding on the term loan, with a maturity on October 31, 1997 and an interest rate of 175 basis points over the CoreStates prime rate. The Company intends to refinance the balances remaining outstanding on the revolving credit line and term loan after anticipated repayments of part of such indebtedness from the net proceeds of this offering. In the event that these amounts are not repaid from the proceeds of the offering, the Company intends to refinance the entire indebtedness. Management is currently negotiating the terms of such refinancing with various financial institutions. At June 29, 1997, E.F. Johnson also had a capital lease secured by land and buildings with a principal balance of $1.9 million outstanding. In connection with the acquisition of E.F. Johnson by the Company, one of E.F. Johnson's lenders which was also a preferred stockholder of E.F. Johnson agreed to cancel a 9.79% senior subordinated note due July 31, 1997 with a principal amount of $10.0 million and any accrued and unpaid interest thereon.

     The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

     Payables to vendors of E.F. Johnson amounted to $11.9 million upon the Company's acquisition of E.F. Johnson on July 31, 1997. Management believes that this level of trade payables was significantly higher than that normally associated with E.F. Johnson's business as a result of decisions by E.F. Johnson's prior management to defer payments to vendors. The Company is in the process of working out scheduled payment terms with certain of the vendors. Therefore, the Company's net cash flow is expected to be negative in the near future as payables are worked out and brought to normal levels.

     The Company believes that cash generated from operations and the net proceeds from the sale of Common Stock by the Company in this offering, together with the Company's cash, cash equivalents and lines of credit, will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and business expansion plans through at least 1998.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In January 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 eliminates the presentation of primary and fully diluted earnings per share ("EPS") and requires presentation of basic and diluted EPS. The principal difference between primary and basic EPS is that common stock equivalents are not included in the weighted average number of shares outstanding used in the computation of basic EPS. Diluted EPS is computed similarly to fully diluted EPS. SFAS 128 is effective for periods ending after December 15, 1997, including interim periods, and required restatements of all prior-period EPS data. Early adoption is not permitted. Management has not yet determined the impact that this statement will have on the Company.

                                    BUSINESS

GENERAL

     The Company is a leading manufacturer of information security products and wireless communications products and systems. The Company designs and manufactures information security products which prevent unauthorized access to sensitive voice and data communications. These products are based on a wide range of analog scrambling and digital encryption technologies and are sold principally to the land mobile radio, telephony and data security markets. The Company manufactures a wide range of wireless communications products and systems principally for the LMR market. Typical end users of the Company's products include state, local and foreign governmental agencies, including police and other public safety departments, and industrial and commercial organizations such as taxi fleets, railroads and construction and oil and gas companies.

     The Company's objective is to leverage its expertise in information security and digital communications technologies to provide new and expanded business solutions for the telecommunications industry. The Company believes that its expertise in both analog and digital information security, including the ability to provide "dual mode" analog and digital security in the same product, provides a competitive advantage as communications products migrate from analog to digital technology. The Company is also using its technological expertise to transition from supplying principally "add-on" information security components for installation in products manufactured by others to also providing complete, stand-alone secure communications systems. For example, in August 1996, the Company introduced a hand-held LMR which is compatible with "APCO 25," a recently adopted industry standard for digital LMRs. The Company is also developing a complete secure APCO 25 compliant LMR system incorporating this product. The Company intends to continue developing key strategic relationships in the areas of distribution, marketing and technology licensing and exploring strategic acquisitions to complement and support the Company's products and technologies.

     In July 1997, the Company expanded its presence in the wireless communications market by acquiring E.F. Johnson Company, an established provider of products and systems for the LMR market. Through its E.F. Johnson subsidiary, the Company designs, develops, manufactures and markets stationary LMR transmitters/receivers (base stations or repeaters) and mobile and portable radios. The Company sells its LMR products and systems principally in two broad markets: B&I users and public safety and other governmental users.

     Management believes that the E.F. Johnson acquisition has benefited the Company by accelerating the implementation of its growth strategy. As a significant participant in the LMR market, E.F. Johnson provides the Company with a broad line of LMR products and systems and a platform of products to leverage its information security and digital technologies. E.F. Johnson also provides the Company with a significantly expanded distribution network in domestic and overseas markets and with additional manufacturing capacity to support increased sales of information security and wireless communications products. Furthermore, the acquisition has provided the Company with additional research and development resources, particularly in RF technology and other technologies which management believes will provide further expansion opportunities.

INFORMATION SECURITY INDUSTRY

  Overview

     The electronic information security industry is generally comprised of products designed to protect the transmission of voice and data communications through both wireless and wireline mediums. Without such protection, many forms of electronic communications, such as LMR and cellular telephone conversations and remote data communications, are vulnerable to interception and theft.

     The information security industry originated from the need to secure sensitive wireless military communications. By the late 1970s, the availability, quality and cost of information security devices had improved such that the use of these devices by non-military governmental users (such as law enforcement, fire, emergency medical and other public safety personnel) and large commercial users (such as railroads, construction and oil companies) became economically and functionally feasible.

     Initially, all electronic communications were transmitted in analog format. Analog transmissions typically consist of a voice or other signal modulated directly onto a continuous radio "carrier" wave. An analog transmission can be made secure by "scrambling" or manipulating the original signal at the point of transmission and reconstituting the original signal at the receiving end. By the late 1980s, accelerating use of wireless communications devices, such as LMRs and cellular telephones, resulted in increased demand for limited radio spectrum. In response to this demand, and enabled by the low-cost availability of digital signal processors ("DSPs"), electronics manufacturers developed spectrally efficient (i.e., low-bandwidth) digital communications devices. In digital communications, an analog signal is "digitized," or converted into a series of discrete information "bits" in the form of ones and zeroes prior to transmission. Digital transmissions can be made secure by a process known as "encryption," which involves the use of a mathematical algorithm to rearrange the bit-stream prior to transmission and a decoding algorithm to reconstitute the transmitted information back into its original form at the receiving end.

     The Company believes that the demand for voice security products is growing due to a global increase in the use of wireless voice products and an increasing public awareness of the security limitations of existing wireless products. Wireless communication devices operate in specific, designated frequency bands, and include cellular telephones, land mobile radios, pagers and the new personal communication services devices. Relatively inexpensive radio scanners, available from many consumer electronics stores, can intercept or be easily modified to intercept most types of analog wireless voice transmissions. The Company believes that public safety officers in particular, significant users of LMR products, are concerned with the interception of their sensitive radio conversations by eavesdroppers such as members of the press and criminals. In addition, the recent interception and publication of supposedly private cellular telephone conversations of public figures, as well as the widespread theft of cellular telephone services through telephone "cloning," has increased public awareness of the need for cellular security. As a result of these factors, the Company believes that the demand for voice information security products will continue to grow in the foreseeable future.

     Manufacturers of information security products such as the Company typically charge higher prices for devices featuring more advanced levels of security. Therefore, the types of end users at each level of security tend to vary based upon the importance of the information for which security is desired. Typical users of the most basic form of scrambler, the frequency inversion scrambler, include taxi dispatchers, other types of consumer businesses and transportation companies. Typical users for medium-level security devices include business and industrial users and international customers for which an export license is not required. High-level scrambling devices are used primarily by public safety agencies and federal government personnel and international customers who have obtained the required export license.

  Land Mobile Radio Security Market

     One of the earliest applications of information security technology outside of the military was in protecting LMR voice communications. LMRs consist of hand-held or mobile (vehicle mounted) two-way radios and a typical LMR system consists of one or more base control stations networked with each other and with multiple mobile or hand-held portable LMRs. As with all other major forms of wireless communications devices, LMRs transmit information in either analog or digital format, although the substantial majority of LMRs currently in use operate in analog format only. In 1995, as a result of increasing frequency spectrum capacity constraints, the FCC mandated that all new LMR equipment utilize a more spectrally-efficient, narrow-band (12.5 kHz) transmission system, which will effectively require all LMR users to migrate to digital LMR systems. In response to this mandate, APCO recommended an industry standard for digital LMR devices which would both meet the requirements of the FCC mandate and provide solutions for problems which increasingly troubled public safety LMR users. These problems included: (i) the lack of interoperability, or the failure of existing systems to communicate with other systems produced by the same or other manufacturers; (ii) the lack of backwards compatibility between older analog LMR systems and the new proposed digital LMR systems; and (iii) the interception of sensitive public safety communications by third party eavesdroppers. As a result, the APCO advisory body eventually promulgated an open standard for digital LMR products, which has come to be known as the "APCO 25 standard."

     To comply with the APCO 25 standard, a digital LMR system must utilize a "common air interface" to achieve interoperability with other digital systems, be compatible with existing analog LMR infrastructure and provide the user with the ability to use advanced encryption technologies. Motorola, the largest LMR manufacturer, played a significant role in the formulation of the APCO 25 standard and has been a major proponent of its adoption by the LMR public safety market. Certain competitive LMR system standards have been proposed by other LMR manufacturers, primarily the "EDACS" system proposed by Ericsson. Ericsson's EDACS system is based on time division multiple access technology, compared with the APCO 25 frequency division multiple access technology. The Company believes that the APCO 25 standard is the only "open" (i.e., non-proprietary) digital LMR transmission standard currently in use or proposed.

  Telephony Security Market

     Since its inception in 1983, cellular telephone service has grown rapidly and become available to most of the population of the United States. According to International Data Corporation, the U.S. cellular subscriber base is projected to grow from approximately 41.8 million subscribers in 1996 to approximately 60.0 million subscribers by 2000. Cellular telephone subscribers and revenues have grown rapidly in recent years. The increased volume has raised significant new security and privacy issues and an increased sensitivity to the potential risks involved in intercepted signals. Unprotected wireless transmissions generally provide minimal or no security and allow eavesdropping by even casual listeners with compatible scanners. The Company believes that growth in the cellular telephony market, together with increasing awareness of the ease of interception of cellular telephone calls, will lead to increasing demand for cellular telephone voice security products.

  Data Security Market

     The Company believes that the demand for secure methods of transmitting data electronically is growing and will continue to grow in the future. The Company believes that during the past decade, the volume of sensitive, proprietary information has grown significantly, along with the number of reported incidents and severity of information theft and corporate espionage. In addition, the shift from mainframe to distributed computing and the proliferation of local-area networks ("LANs"), servers and interconnected LANs or wide-area networks has raised significant new access and security issues. While the client/server environment and availability of modem-based connections has enabled information sharing from remote locations, the increased number of access points into computer networks has generally made such networks increasingly vulnerable. Individuals have been able to exploit system weaknesses to gain unauthorized access to networks, data transmissions and individual computers, and have at times used such access to alter or steal data or, in some instances, to launch destructive attacks on stored information. The Company expects that these factors will contribute to continued expansion in the data security market.

WIRELESS COMMUNICATIONS INDUSTRY

  Overview

     The mobile wireless communications industry began in the mid-1930s when police departments began using LMR systems to enable immediate communication between headquarters and officers patrolling the community. As other public safety agencies and commercial enterprises recognized the benefit of immediate communications with their field personnel, as technological advances made LMR systems more affordable, and as increasing amounts of spectrum were allocated for LMR use, LMR dispatch service expanded beyond its traditional police and fire applications to become an integral communications service for a variety of government and commercial enterprises. Today, in addition to dispatch-oriented LMR service, many other forms of mobile wireless communication technologies have emerged and are continuing to be developed to meet the varied communication needs of an increasingly mobile society, including paging, cellular telephone and personal communication services. According to data published by Motorola, the world-wide LMR installed base grew from approximately 33 million units in 1992 to 45 million units in 1995.

  Business and Industrial Systems Market

     Business and industrial users include large commercial, industrial and other private enterprises, such as utility and construction companies, oil companies, railroads and universities which require rapid communications among personnel spread out over relatively large geographic areas. While many B&I LMR users purchase and operate entire systems for their own use, a large segment of the B&I market consists of specialized mobile radio ("SMR") operators such as NEXTEL Corp. and Centennial Communications, and their customers. SMR operators build and lease private LMR systems on a for-profit basis and sell airtime to end-users whose mobile communication needs can be served by renting or purchasing subscriber units as opposed to purchasing an entire system, or who are unable to obtain an FCC license to operate their own system. Traditionally, end-users of SMR services have included taxi fleets, smaller construction companies and delivery service companies. Currently, many SMR operators in the larger metropolitan markets have begun to offer more consumer-oriented, cellular-like SMR services.

     There are two general types of LMR systems serving business and industrial users, conventional and trunked, both of which operate on the specific frequency bands allocated for such types of systems by the FCC. Conventional LMR systems utilize a single channel to transmit and receive information. All users have unrestricted access, similar to a "party" telephone line, and the user must monitor the system and wait until the channel is unoccupied, which is a relatively inefficient and unsecure system compared to trunked systems. Trunked systems (including the Company's LTR products) combine multiple channels so that when a user begins transmitting, an unoccupied channel is automatically selected.

     The development of trunked LMR systems and the allocation of additional frequency spectrum in the 1970s triggered significant growth in LMR use for business and industrial applications. In recent years, technological developments by E.F. Johnson (included in its LTR products) and others have enabled trunked LMR systems to be "networked," which involves multiple "sites" linked together through a switch to provide extended geographic coverage. In addition, many trunked subscriber units are also capable of functioning as mobile telephones, communicating with wireline and cellular telephones through interconnections to the public switched telephone network.

  Public Safety and Other Government Users Market

     Public safety and other government users includes state and local agencies, such as law enforcement, fire and emergency medical personnel, and military and non-military federal governmental agencies. Many of these users operate LMR equipment which complies with specifications established by APCO, while the remainder operate mostly conventional and non-APCO trunked LMRs. The most widely used APCO standard is the APCO 16 standard established in 1979, which includes specifications for 800 MHz transmission, analog voice modulation and a trunking protocol for using the frequency spectrum. In 1988, E.F. Johnson entered the market for APCO 16 products with its MultiNet(TM) system.

     In response to increasing frequency spectrum capacity constraints and resulting FCC bandwidth limitations, the APCO body and a number of LMR manufacturers began in 1993 to develop the standards for a digital LMR system known as APCO 25, which would meet the requirements of the FCC and also provide solutions for several problems which troubled public safety LMR users. Although public safety agencies are not currently required by the FCC or APCO to purchase APCO 25 compliant LMR systems or otherwise adopt the APCO 25 standard, the Company believes that APCO 25 compatibility will be one of the key purchasing factors for public safety and other government LMR users. Furthermore, as LMR users upgrade their existing APCO 16 systems to comply with the FCC-imposed bandwidth limitations, the Company expects that demand for APCO 25 compliant LMR systems will increase, due in part to the fact that APCO 25 systems are backwardly compatible with much of the older APCO 16 equipment, allowing early adopters of the APCO 25 standard to purchase new equipment without replacing entire older systems.

THE COMPANY'S STRATEGY

     The Company believes that its expertise in information security and digital wireless communications provides it with a competitive advantage as users of communications products migrate from analog to digital technology. The Company's objective is to leverage its expertise in information security and digital communications technologies to provide new and expanded business solutions for the telecommunications industry. The Company's strategy to accomplish its objective includes the following elements:

     Develop New Products Based on Existing Core Technologies. The Company has developed or has acquired the rights to core technologies for scrambling analog and encrypting digital signals in a variety of ways, most of which can be adapted readily to new applications. This enables the Company to bring new products to market quickly and with relatively low development costs. For example, in August 1996, the Company was one of the first manufacturers to offer a hand-held APCO 25 compliant LMR, which was developed in part using the Company's core technologies. In April 1997, the Company introduced a product to provide secure data transmission using the encryption technology developed for the APCO 25 LMR and the Company's landline encryption device. The Company believes that its core technologies, its application of those technologies and its ability to create new products efficiently have provided, and will continue to provide, a competitive advantage in responding to emerging markets for analog and digital information security.

     Offer Complete Secure Product Solutions. Until recently, the Company's products consisted primarily of devices designed to be added to communications products produced by other manufacturers. The Company intends to expand its product lines to include more complete, stand-alone secure communications solutions. The Company believes that providing complete solutions will allow it to compete for larger orders than can be obtained for add-on products. The Company is developing a secure, APCO 25 compliant LMR system based on its Stealth 25 hand-held LMR and is developing digital base stations and repeaters compatible with E.F. Johnson's APCO 16 analog system, MultiNet(TM). Additionally, the Company provides Transcrypt-branded secure cellular telephones and Voice Privacy Exchange Units to a regional Bell operating company, which offers secure cellular service in one metropolitan area. The Company also is developing data security products, which allow the Company to extend its high speed, real-time encryption technology into the growing data security market.

     Foster Key Strategic Relationships. The Company has entered into and intends to continue to develop key strategic relationships with regard to distribution, marketing and technology licensing. The Company plans to enhance existing and identify new distribution channels for its information security products and recently introduced radio products. For example, in August 1995, the Company entered into an agreement to provide socket scrambler modules to Motorola for resale under Motorola's name. In addition, the Company has licensed key technologies from companies such as Motorola and Digital Voice Systems, Inc., which have enabled the Company to integrate multiple advanced technologies into its add-on products and its existing and proposed line of digital radios. For example, the Company has licensed from Motorola the rights to use Motorola's proprietary analog APCO 16 trunking technology (SmartNet(TM)) and certain proprietary Motorola digital encryption algorithms in its LMR products, which the Company anticipates will allow it to sell its products in additional markets. The Company believes that these and future strategic relationships will be important to both the Company's new product development and future growth.

     Explore Strategic Acquisitions. The information security and wireless industry is comprised primarily of a relatively small number of companies comparable in size to the Company and several large competitors, such as Motorola and Ericsson. The Company believes that, as the migration from analog to digital technology progresses and the industry expands and evolves, there will continue to be consolidation among the current competitors. Consequently, the Company reviews opportunities to acquire businesses and technologies that will complement its products and core technologies and expand its existing customer base and manufacturing capability. In July 1997, the Company acquired E.F. Johnson as a part of this strategy. The Company may consider future acquisitions, although there are no current plans or agreements with respect to any such transaction.

THE E.F. JOHNSON ACQUISITION

     The Company completed its acquisition of E.F. Johnson on July 31, 1997. The Company undertook the E.F. Johnson acquisition due to its belief that the acquisition will provide the Company with several strategic benefits consistent with its overall business strategies, including the following:

     Expanded Product Offerings. The E.F. Johnson acquisition will significantly expand the Company's product line with the addition of E.F. Johnson's broad line of LMR products. While Transcrypt produced information security products and hand-held LMRs to complement LMR systems prior to the acquisition, it may now manufacture and market entire LMR systems to end-users. Management believes that the acquisition provides a platform for continued penetration by the Company into the APCO 25 and LMR systems markets. Furthermore, the E.F. Johnson acquisition will enable the Company to upgrade and strengthen E.F. Johnson's product line by, among other things, integrating its digital technology and encryption techniques into E.F. Johnson's products.

     Convert E.F. Johnson's APCO 16 Analog Trunked Products into APCO 25 Digital Products. The Company has developed or has acquired the rights to core technologies for the development of APCO 25 digital radio products. The Company has launched projects that will convert current E.F. Johnson analog-based APCO 16 MultiNet(TM) products for use in mobile LMRs, base stations and repeaters. This project, expected to be completed in early 1998, will allow the Company to manufacture and sell a complete line of APCO 25 digital radio products. The Company intends to leverage the existing APCO 16 customer base and systems implementation experience of E.F. Johnson to gain additional sales to the existing, but migrating, APCO 16 market along with the emerging digital APCO 25 market.

     Expanded Distribution Channels. The E.F. Johnson acquisition significantly expands the distribution capabilities of the Company both domestically and internationally. E.F. Johnson has domestic and international direct sales forces and a network of more than 700 dealers in the U.S. and abroad. E.F. Johnson has been in business since 1923 and, on average, the dealers have been carrying E.F. Johnson products for more than 20 years. The "E.F. JOHNSON" brand name is well recognized in the LMR industry. The Company intends to utilize E.F. Johnson's reputation and distribution network to market Transcrypt's information security and complete wireless communication products.

     Increased Manufacturing Capacity. The addition of the E.F. Johnson manufacturing facility in Waseca, Minnesota will provide for increased manufacturing capacity. The Waseca factory is approximately 250,000 square feet (180,000 of which is utilized directly by E.F. Johnson) and has extensive testing capabilities and quality control procedures. As part of its integration of E.F. Johnson, the Company intends to upgrade and automate the manufacturing processes at the Waseca facility by investing substantial capital, which should result in improved manufacturing efficiencies and product quality. The Company believes that this facility provides the Company with the necessary capacity to accommodate substantial growth in sales volume.

     Experienced Research and Development Team. E.F. Johnson employs 43 research and development engineers with broad experience in RF technology, computer architecture, switch architecture, networking and software and hardware designs. In addition, E.F. Johnson employs 10 systems applications design, manufacturing and customer service engineers. E.F. Johnson's expertise in RF systems engineering and the design of large LMR systems complements the Company's abilities in digital signal processing, voice coding and encryption. Management believes that the expanded team is equipped to extend and enhance the Company's product offerings by coupling advanced digital technology into complete, networked radio systems.

CURRENT INFORMATION SECURITY PRODUCTS

     The following table summarizes certain information concerning the Company's principal information security products:

                         CURRENT LMR SECURITY PRODUCTS

             PRODUCT                      DESCRIPTION / SECURITY LEVEL             LIST PRICE
--------------------------------------------------------------------------------  -------------
MODULAR ADD-ON SCRAMBLERS
SC20-400 Scrambler............... Single inversion scrambler / LOW                $124
SC20-410 Scrambler............... Rolling code scrambler / MED                    $249
SC20-430 Scrambler............... Hopping code scrambler / MED                    $399
SC20-460 Scrambler............... Hopping code scrambler / HIGH                   $535-599
SC20-480 Scrambler............... Hopping code w/ synch / HIGH                    $599
SC20-500 Scrambler............... DSP-based scrambler /VERY HIGH                  $699
SOCKET SCRAMBLERS
350 OEM Scrambler................ Plug-in version of SC20-460/ HIGH               $280
316 OEM Scrambler................ Plug-in version of SC20-460/ HIGH               $200
460 OEM Scrambler................ Plug-in version of SC20-460/ HIGH               $280
416 OEM Scrambler................ Plug-in version of SC20-460/ HIGH               $275
SIGNALING
TR20-200 Series.................. RF signaling modules
TR20-800 Series.................. Complex signaling modules                       H$59-399
TR20-900 Series.................. Special man-down modules
APCO 25 DIGITAL RADIOS
Hand-held Stealth 25 Radio....... Digital radio / VERY HIGH                       $2,250-4,650

                      CURRENT TELEPHONY SECURITY PRODUCTS

             PRODUCT                      DESCRIPTION / SECURITY LEVEL             LIST PRICE
--------------------------------------------------------------------------------  -------------
CELLULAR SECURITY
Crypto Phone..................... Hopping code scrambler / HIGH                   $700-4,300
MicroTAC Scrambler - PX.......... Hopping code scrambler / HIGH                   $370-500
Mobile Scrambler - CX............ Hopping code scrambler / HIGH                   $250-380
DSP Scrambler GSU................ DSP-based scrambler/ VERY HIGH                  $370-500
Elite Scrambler.................. DSP-based scrambler/ VERY HIGH                  $500-700
LANDLINE SECURITY
Crypto Phone..................... DSP-based desktop phone/ VERY HIGH              $1,095-1,295
LX30-33X0........................ Landline scrambler / HIGH                       $740-925
LX40-33X0........................ DSP-based landline scrambler/ VERY HIGH         $1,095-1,295
Voice Privacy Exchange Unit...... DSP-based PBX/switch / VERY HIGH                $7,495
DME 9600/9603.................... DSP-based landline encryptor / VERY HIGH        $1,495-1,995

     Transcrypt first entered the information security market in 1978 with simple, transistor-based add-on scrambling modules for use in analog LMRs employing basic single-inversion scrambling techniques, which it marketed primarily to public safety agencies and international governments. Since that time, the Company has further developed and improved upon its core information security technologies, including its copyrighted Crypto Voice Plus(R) technology, which the Company believes provide high levels of information security and sound quality, high (real-time) data transmission rates and low power consumption. The Company believes that its core technologies provide it with a competitive advantage in the information security marketplace. The Company has implemented its core technologies into its scrambler modules and other types of products within the Company's two major information security product families, LMR Security and Telephony Security. Such core technologies currently include the following methods, listed in ascending order of sophistication of security technique: (i) frequency inversion (inverting or otherwise adjusting the phase of a signal based on a consistent method); (ii) split-band transmission (spreading a signal across multiple channels); (iii) rolling code transmission (incrementally stepping codes); (iv) hopping code transmission (randomly setting codes based upon an algorithm); (v) frequency hopping transmission (changing broadcast frequencies multiple times per second based upon an algorithm); and (vi) digital encryption (encoding a digital bit-stream based upon a mathematical encryption algorithm).

     As with all of the Company's information security products, the use of scrambling equipment is required on both the transmitting and receiving sides of communications in order to operate in secure mode. For example, in order to achieve secure LMR communications, it would be necessary for both the transmitting and receiving equipment, including hand-held and mobile devices and base stations, to be equipped with one of the Company's scramblers, whether as an add-on installation or in the form of one of the Company's complete LMRs. In the Company's cellular telephony family, a scrambled cellular telephone may communicate in secure mode only with another of the Company's secure cellular telephones, a PBX interchange or cellular service provider that has installed one of the Company's Voice Privacy Exchange Units, or a landline telephone equipped with one of the Company's external desktop scrambling units. However, all of the Company's products can be used in the clear, non-scrambled mode with equipment that does not contain a Transcrypt security device.

  Land Mobile Radio Security

     The Company offers a variety of add-on LMR scrambling products featuring the Company's core technologies and varying levels of security. Add-on scramblers are available in two packages, a modular package consisting of a circuit board that is designed to be permanently soldered into existing circuitry, and a socket package designed to be installed in sockets with standard pin configurations installed by OEM manufacturers. Motorola currently stocks and sells directly one of the Company's socket modules pursuant to an August 1995 agreement with the Company. Other products sold by the Company are compatible with sockets of other OEM manufacturers, including Icom America, Inc. and Kenwood Radio. The Company also produces modules that add signaling features to OEM radios, including "man-down" (emergency signal broadcast if radio position becomes horizontal), "stun-kill" (disables lost or stolen radios remotely) and "over-the-air reprogramming" (changes encryption and scrambling codes remotely).

     In August 1996, the Company introduced a hand-held digital LMR complying with the APCO 25 "common air interface" standard and featuring the Company's advanced core scrambling and digital encryption technologies. In April 1997, the Company introduced additional secure LMR models. The Company plans to introduce in the fourth quarter of 1997 mobile radios that transmit in analog format for the existing analog market. All of the Company's APCO 25 radios contain as standard features the Company's voice scrambling and/or digital encryption technology. The Company's APCO 25 compliant "dual-mode" digital radios are expected to be compatible and fully interoperable with older analog radio systems, as well as with Motorola's proprietary analog APCO 16 trunking technology (SmartNet(TM)) and proprietary digital encryption algorithms. The Company believes that such backward compatibility with Motorola's APCO 16 trunking technology will provide early adopters of the APCO 25 standard, such as the federal government and many public safety agencies, with the ability to purchase new equipment without replacing entire older systems.

  Telephony Security

     The Company's add-on scramblers for cellular telephones typically consist of a modular circuit board designed to be permanently soldered into existing telephone circuitry. The add-on scrambler product line includes a model designed specifically for Motorola's MicroTAC(TM) telephones as well as a "generic" scrambler for use in a variety of OEM cellular telephone equipment and featuring advanced digital signal processing technology. Additionally, the Company has recently begun marketing complete, Transcrypt-branded, Motorola MicroTAC(TM) and StarTAC(TM) cellular telephones upgraded to include the Company's advanced add-on scrambling modules. The Company believes that offering cellular telephone security through a complete telephone product offers certain advantages over add-on scrambler sales, such as presenting the customer with a single vendor, overcoming customer resistance to surrendering their telephones during installations and allowing the Company to market cellular security directly to cellular service providers. The Company also provides Transcrypt-branded secure cellular telephones and the Company's Voice Privacy Exchange Units to a regional Bell operating company, which resells the telephones to its customers in one metropolitan area and charges additional monthly fees for secure service. In the area of landline telephone voice security, the Company has, since 1995, produced landline scrambling and encryption devices for installation between the handset and telephone base, which have been purchased primarily by overseas government and corporate users.

CURRENT WIRELESS COMMUNICATIONS PRODUCTS

     The following table summarizes certain information concerning the Company's principal wireless communications products:

                         CURRENT BUSINESS & INDUSTRIAL
                               WIRELESS PRODUCTS

                 PRODUCT                            DESCRIPTION                     LIST PRICE
----------------------------------------- -------------------------------        ----------------
PORTABLE LMRS
7500 Series                                                                      $300
  7510/7540.............................. Conventional
Lynx                                                                             $1,000-1,700
  5876................................... Conventional
  5877................................... Conventional and trunked SMR
Avenger                                                                          $800-1,100
  Avenger SI - 815X...................... Conventional and trunked SMR
  Viking CX - 818X....................... Conventional and trunked SMR
Chameleon                                                                        $1,000-1,250
  Viking CL - 856/7X..................... Conventional and trunked SMR
MOBILE LMRS
Challenger                                                                       $450-1,550
  716X................................... Conventional
  718X................................... Conventional and trunked SMR
Gator/Tiger                                                                      $650-1,400
  860X/861X.............................. Conventional and trunked SMR
  863X/864X.............................. Conventional and trunked SMR
Viking/Summit                                                                    $850-2,550
  Viking GT - 965/7X..................... Conventional and trunked SMR
  Viking HT - 965/7X..................... Conventional and trunked SMR
9800 Series                                                                      $600-1,400
  984X Low Tier.......................... Conventional
  984/8/9X Mid Tier...................... Conventional and trunked SMR
REPEATERS
CR                                                                               $4,150-8,400
  Viking CX (200X)....................... Conventional and trunked SMR
  11X0................................... Conventional
Viking/Summit                                                                    $7,950-13,300
  Viking VX (200X)....................... Conventional
  Viking VX (200X)....................... Conventional and trunked SMR
INFRASTRUCTURE
2000 Series                                                                      $15,000-50,000
  Control/Switch LTR..................... Trunked SMR
3000 Series                                                                      $15,000-500,000
  Control/Switch LTR..................... Trunked SMR

                           CURRENT PUBLIC SAFETY AND
                       OTHER GOVERNMENT WIRELESS PRODUCTS

        PRODUCT                           DESCRIPTION                           LIST PRICE
------------------------  --------------------------------------------      ------------------
PORTABLE LMRS
Avenger                                                                     $900-1,300
  Avenger SI - 815X.....  Conventional and APCO 16 (MultiNet)
  Viking CR - 818X......  Conventional and APCO 16 (MultiNet)
Chameleon                                                                   $1,000-1,600
  Viking CL - 856/7X....  Conventional and trunked SMR
  Viking CM - 858/9X....  Conventional and APCO 16 (MultiNet)
Stealth                                                                     $1,500-3,200
  Stealth 25............  Conventional and APCO 16 (SmartNet)/APCO 25
  Phantom...............  Conventional and APCO 16 (SmartNet)
MOBILE LMRS
Viking/Summit                                                               $900-3,400
  Summit - 975/7X.......  Conventional and APCO 16 (MultiNet)
9800 Series                                                                 $1,000-1,600
  984/8X High Tier......  Conventional and APCO 16 (MultiNet)

REPEATERS
Viking/Summit                                                               $7,500-15,000
  Summit................  Conventional and APCO 16 (MultiNet)

INFRASTRUCTURE
2000 Series                                                                 $15,000-500,000
  Control/Switch MN.....  APCO 16 (MultiNet)
3000 Series                                                                 $15,000-1 million
  Control/Switch MN.....  APCO 16 (MultiNet)

     The Company's wireless communications products are sold by the Company primarily to LMR dealers and SMR operators and are used by B&I concerns and public safety and other government users desiring point to multi-point communications. Most of these products are sold through the Company's E.F. Johnson subsidiary under the E.F. Johnson brand name. While there is overlap between the types of products sold to B&I public safety and other and government users, the following discussion summarizes the Company's products typically sold to these types of users.

  Business and Industrial Users

     The Company serves the B&I user market primarily with its LTR and conventional LMR product lines. The Company's conventional LMR product line is sold into all of the LMR markets which the Company serves. Management believes that significant conventional product niche markets continue to exist in the LMR market for products with value added technology, such as signaling protocols, security features and scrambling technology. The Company expects that it will focus in these segments of the overall LMR market with these conventional products in the future.

     The Company's LTR product line incorporates E.F. Johnson's LTR trunking protocols and include sub-audible signaling, which automatically selects a clear or unoccupied channel, open architecture which is compatible with other analog products, and transmission trunking which holds a channel for up to 20 seconds of "hang time" after a transmission to allow for a reply.

     The Company's products for the SMR market include mobile and portable radios and repeaters, along with other infrastructure to provide a complete SMR system. The Company targets smaller regional SMR operators who offer a combination of dispatch and interconnect services and the traditional local SMR operators and dealers who serve local businesses primarily with dispatch service. In serving this market, the Company relies heavily on its network of dealers, many of whom are authorized by the Company as service centers and provide installation, maintenance, repair and warranty service. The Company believes that the end-users of these products value the low cost of point to multi-point communications, flexibility of networking and support and responsiveness of the Company and its dealers.

  Public Safety and Other Government Users

     The Company serves public safety and other government users primarily with its APCO 16 MultiNet(TM) analog and APCO 25 digital product lines. The APCO 16 MultiNet(TM) was built upon the success of the E.F. Johnson LTR trunking protocol. The Company believes that its MultiNet(TM) system, which links together multiple sites for wide-area coverage, is a highquality, cost-effective alternative to comparable APCO 16 systems produced by other manufacturers for the same reasons as for the LTR product line, except that the Company utilizes a proprietary architecture. The Company's system also offers many features specifically designed for public safety users, such as emergency queuing, over 8,000 unique identification codes, automatic subscriber identification and five levels of priority access. The Company provides a broad line of MultiNet(TM) products, including repeaters, radio network terminals, system management modules, duplex subscriber units, dispatcher consoles, audio and data link and related accessories. E.F. Johnson's MultiNet(TM) systems are sold both domestically and internationally.

PRODUCTS UNDER DEVELOPMENT

     Consistent with the Company's development efforts for its existing products, the Company designs new products around common core scrambling and encryption technologies utilizing common signal processing platforms and circuitry. Using this approach, the Company can generally incorporate improvements in core technologies into its new products more quickly and with relatively lower development costs compared to developing entire products separately. The following discussion contains a summary of the Company's principal products under development. No assurance can be given that the Company will be able to successfully develop any of these products or, if developed, that any such products will be commercially viable or result in material sales by the Company.

  LMR Security

     The Company plans to introduce in the fourth quarter of 1997 additional LMR models containing security features, including radios in the APCO 16 and APCO 25 configurations. See "-- Products Under Development -- Wireless Communications." The Company is also developing an add-on LMR encryption module for use in OEM equipment that would utilize the digital encryption standard called "DES." This module will utilize the widely recognized DES algorithm for encoding transmissions. The Company's analog radios, as well as its SmartNet(TM) compatible radio, are, as of the date of this Prospectus, in the customer beta test stage of development, as is the DES scrambler. The remaining LMR security products under development are in the design and experimentation stage. From time to time, the Company also has under development a number of custom security modules, including those incorporating custom encryption and scrambling algorithms.

  Telephony Security

     In January 1997, the Company began shipping in commercial quantities a complete Transcrypt-branded Motorola StarTAC(TM) cellular telephone upgraded to include the Company's advanced add-on scrambling modules. The Company intends to introduce, in early 1998, a complete secure digital cellular telephone featuring built-in digital encryption technology. The Company also plans to introduce various other products in 1997, including a network server capable of encryption/decryption for up to 24 simultaneous voice users, a scrambling module, based on the DES encryption technology, for cellular telephone users and five new landline security products. These products will be included in the "Secure Office" suite of products. As of the date of this Prospectus, the Company's "Secure Office" network server and DES analog scrambling module are in the final stages of product development, while the remaining telephony security products under development are in the design and experimentation stage.

  Data Security

     The Company's planned data security products are expected to incorporate real-time, high-speed digital encryption techniques originally developed for the Company's digital radio products and landline encryption device (DME 9600). Future data security products are expected to consist of a network server capable of performing high speed, real-time authentication and encryption/decryption for up to 24 simultaneous computer users, an encrypted landline modem, an encrypted cellular modem, an encrypted fax/modem PCMCIA card and desktop facsimile encryption devices. The Company plans on introducing shortly a complete array of products that will allow for a company-wide security solution called "Secure Office(TM)," which will be based on security products employing real time, high speed encryption. The Secure Office will provide combined voice and data security over shared facilities. The products will consist of a switch solution for a LAN and PBX which will communicate with computer modems, fax machines, cellular telephones, digitally encrypted landline telephones and other LANs and PBXs at different locations. Communications will be secured with proprietary encryption and scrambling algorithms. The Company believes that alliances or acquisitions in this area could, in the future, allow for rapid expansion in this growing marketplace.

  Wireless Communications

     The Company plans to introduce in the fourth quarter of 1997 additional models of its hand-held digital LMRs containing different features, as well as a line of mobile digital LMRs, all of which will comply with the APCO 25 standard. The Company also plans to introduce in the fourth quarter additional mobile radio models that transmit in analog format (e.g., APCO 16 and conventional
LMRs) for the existing analog market. All of these radios will contain as standard features the Company's voice scrambling and/or digital encryption technology. Such radios will be compatible and fully interoperable with older analog LMRs, and some of the radios will offer compatibility with Motorola's proprietary analog APCO 16 trunking technology (SmartNet(TM)) and Motorola's digital encryption algorithms. Through E.F. Johnson, the Company is preparing to manufacture both analog and digital LMR infrastructure and expects that base stations and repeaters will be available by the Company as part of an integrated system or stand alone equipment. The Company is also developing a trunked LMR system known as "LTR-Net", that utilizes the Company's LTR trunking system in a wide-area configuration, allowing linked communications over a much larger geographic area than a single trunked system.

CUSTOMERS

     The following is a representative list of customers, directly or through distributors, of the Company's information security and wireless communications products. Other than Motorola, no customer accounted for more than 10% of Transcrypt's aggregate sales during the six months ended June 30, 1997.

                            REPRESENTATIVE CUSTOMERS

                          STATE AND CITY PUBLIC SAFETY

Arizona Department of Public   Safety
California Department of Justice
City of Carlsbad (New Mexico)
City of Jacksonville, Florida
City of Seattle
Delaware State Patrol
Hennepin County Sheriff (Minnesota)
Martin County, Florida
Iowa State Highway Patrol
Los Angeles Police Department
Michigan State Police
New York City Police Department
Oklahoma State Bureau of   Narcotics
Vernal Police Department (Utah)
Washington State Department of   Transportation
                               FEDERAL GOVERNMENT

Air Force
Army
Border Patrol
Customs Service
Department of Agriculture
Department of Defense
Department of Fish and Wildlife
Department of the Interior
Department of the Treasury
Drug Enforcement Agency
Federal Bureau of Investigation
National Forest Service
National Security Agency
Navy
Secret Service
White House Security
                                 INTERNATIONAL

Australian Navy
Brazilian Presidential Security
Canadian Border Patrol
City of Edmonton, Alberta
Columbian Army
Egyptian National Police
German National Police
Hong Kong Police Force
London Metropolitan Police Force
Polish Border Guard
Portuguese National Police
Puerto Rico National Fire   Department
Royal Canadian Mounted Police
Russian Ministry of Internal
  Affairs
Turkish National Police
Vietnam Ministry of Interior

CELLULAR SERVICE PROVIDERS

AirTouch Communica-
  tions, Inc.
AT&T Corporation
Bell Atlantic/NYNEX
Bell Mobility (Canada)
GTE MobileNet Service
GTE/Contel Cellular
Furst Group Inc.
Sprint Corporation
BUSINESS AND INDUSTRIAL

Amoco Oil Company
B.F. Goodrich, Inc.
Centennial Communications
Conoco Inc.
Exxon Oil Co.
Harris Corporation
Loral Terracom
Marathon Oil Co.
NEXTEL Corp.
Pillsbury Co.
Pitencrieff Communications
Salomon Brothers Inc
Shell Oil Co.
Union Pacific Railroad
LMR MANUFACTURERS

Allied Signal Corp.
Ericsson, Inc.
Glenayre Co.
Icom America, Inc.
Kenwood Radio Corp.
Maxon, Inc.
Midland International
Motorola, Inc.
Stanilite Pacific Ltd.
SEA Inc.
Yaesu USA, Inc.
MEDIA/ENTERTAINMENT

ABC News
Charlotte Observer
Time Warner Inc.
Walt Disney Co.
Warner Bros. Entertainment

SALES AND MARKETING

     The Company is in the process of merging the sales and marketing staffs of Transcrypt and E.F. Johnson. However, the Company intends in the near term to keep small discrete sales staffs for each of the companies and their respective products, except with regard to APCO 25 products, which are being marketed by a combined sales and marketing staff. The following discussion summarizes the current sales and marketing approaches of each of Transcrypt and E.F. Johnson:

  Transcrypt

     Transcrypt sells its add-on products domestically through sales managers primarily to distributors, OEMs and self-servicing end users, while complete radio products are sold domestically primarily to end users. Transcrypt also intends to market its radio and other complete products to its existing add-on customer base. Transcrypt is actively seeking to hire additional sales personnel for radio sales in the United States.

     Transcrypt conducts international sales through sales managers each of whom focus on specific regions of the world outside of the United States. The majority of international sales are made by the sales managers in conjunction with a Company-authorized distributor, which typically provides a local contact and arranges for technical training in foreign countries. International sales accounted for approximately 67% and 49% of Transcrypt's revenues in the six months ended June 30, 1997 and in 1996, respectively. International sales have been, in most cases, denominated in U.S. dollars, and Transcrypt seeks to reduce the risks of payment in foreign sales by obtaining advance payment and confirmed, irrevocable letters of credit. See "Risk Factors -- Risks Associated with International Sales."

     Transcrypt distributes its add-on information security products to both end users in the LMR and telephony markets and to distributors, such as LMR dealers, that resell these products to end users. In 1996, sales of information security products to distributors totaled 78% of aggregate domestic sales and 90% of aggregate international sales. To date, Transcrypt has sold its self-branded, complete, analog secure cellular telephone primarily through distributors and cellular service resellers, and the Company intends in the future to also sell such analog cellular telephone and the digital version through cellular service providers.

     Transcrypt's basic marketing strategy has been to increase market awareness of the need for information security products and to convey the technical capabilities of its products. Transcrypt conducts promotions through a mix of print advertising, trade shows, direct mail campaigns, press releases, technical articles, white paper publication, periodic newsletters, training and presentation material, and distribution of demonstration and loaner equipment, which are sometimes coordinated with product launches and trade shows.

  E.F. Johnson

     E.F. Johnson's sales and marketing functions are organized into two separate direct sales forces, one which focuses on the North American market and the other which focuses on the international market. For North American sales, E.F. Johnson utilizes a direct sales force of account executives and sales managers who sell its products primarily in the APCO market and to larger dealers and SMR operators, and telemarketing personnel who sell primarily to smaller dealers and SMR operators. E.F. Johnson sells its products and systems internationally through a specialized international direct sales force. International sales are made primarily in United States currency, and are generally made in advance of shipment or secured by confirmed irrevocable letters of credit.

     LTR and conventional LMR products are sold primarily to an extensive network of approximately 600 independently owned and operated dealers, some of which are also SMR operators. The dealers typically carry other competitive product lines as well. These products are distributed internationally primarily through a network of approximately 100 dealers and distributors located in more than 45 countries. Many of E.F. Johnson's dealers also are authorized as service centers and provide installation, maintenance, repair and warranty service. On average, these dealers have been carrying E.F. Johnson products for more than 20 years. In 1996, E.F. Johnson's top ten dealers accounted for approximately 22% of its dealer sales. E.F. Johnson provides comprehensive dealer support, including cooperative advertising programs, advertising materials, sales training, service training and technical support.

     The majority of stand-alone LMR product sales to both commercial and governmental purchasers involves soliciting and responding to "requests for proposals," commonly referred to as "RFPs." The RFP process for system sales has a relatively long cycle time -- from proposal requirements to contract award is typically at least one year, and installation and acceptance may take up to another year. Suppliers of LMR systems are often required by public sector end-users issuing RFPs to supply a bond from an approved surety company at the time that the bid is submitted and at the time that the contract is awarded. The availability of such bonds is limited by a number of factors, including the applicant's financial condition and operating results, the applicant's record for completing similar systems contracts in the past and the extent to which the applicant has bonds in place for other projects.

CUSTOMER SERVICE

     Transcrypt provides toll-free telephone access for technical and other calls, 24-hour voicemail and 24-hour emergency pager contact for customers with technical or other problems. Product training, which includes classes, seminars and video programs, is available at both the customer's site and the Company's Lincoln facility. Transcrypt offers a standard warranty on all products, which covers parts and labor for a period of one year from purchase, with an extended warranty service option available at an additional cost.

     Transcrypt installs, for a fee, all models of its scrambler modules into customers' LMRs and telephones. Scrambler modules not installed by the Company are generally installed by local radio and cellular telephone dealers. The Company documents installation instructions for its products in OEM devices and has developed these instructions for more than 2,000 OEM products, including almost all commercially available two-way radio models sold worldwide.

     E.F. Johnson's customer service group provides worldwide after-sales service and support, including technical support through a toll-free telephone number, on-site technical personnel for repairs and applications issues, 24-hour turnaround for spare parts and extensive product training. Product training includes classes, seminars and video programs available at both the customer's site and E.F. Johnson's manufacturing facility. Such training provides assistance to the end-user in the use, operation and application of E.F. Johnson's LMR products and systems, and trains other end-users and dealers to perform network programming changes and preventive maintenance and repair to E.F. Johnson's products and systems. E.F. Johnson's LMR products and systems are generally sold with a two-year warranty which covers parts and labor in North America and only parts internationally. Broader warranty and service coverage is provided in certain instances to private systems customers on a contractual basis, usually for an additional charge.

MOTOROLA RELATIONSHIP

     The Company depends to a large extent on a number of significant relationships with Motorola. Motorola has been one of the Company's largest customers since 1994, and the Company believes that Motorola is likely to account for a significant portion of the Company's information security product sales in the near future. Sales to Motorola consist primarily of Motorola-labeled LMR socket scrambling modules available for resale by Motorola as an accessory to certain of Motorola's portable LMRs sold worldwide.

     Motorola is also a key manufacturer of electronic components used by the Company, including microprocessors and components used in most of the Company's scramblers and LMRs, which are supplied to the Company through an electronics wholesaler. Furthermore, pursuant to a product sales agreement executed in June 1996, Motorola has agreed to sell to the Company, upon the Company's request, original equipment cellular telephones and related accessories from Motorola's MicroTAC(TM) line, including StarTAC(TM) telephones, which the Company resells equipped with the Company's DSP-based encryption devices and labeled with the Transcrypt logo. Such agreement specifies fixed prices for purchases of such equipment, and its original term expires on December 31, 1997, after which it is terminable at will by either party upon 30 days' prior notice. The Company has, as of June 30, 1997, purchased $550,000 in cellular telephones from Motorola pursuant to such agreement. The Company may also purchase from Motorola base stations, repeaters and other LMR infrastructure components in order to fulfill systems contracts requiring compatibility with these devices.

     The Company has obtained from Motorola a royalty-bearing, irrevocable, non-exclusive, worldwide license (the "IPR License") to manufacture products containing certain proprietary LMR and digital encryption technology that the Company believes will be important to the success of certain of the Company's existing and proposed APCO 25 compliant LMR products. The IPR License includes rights to use Motorola's proprietary analog APCO 16 trunking technology (SmartNet(TM)) and certain Motorola digital encryption algorithms in LMR products. The digital encryption technology may also be incorporated into certain other information security products. The IPR License was obtained initially in August 1994 and was amended to cover a broader range of products in June 1996. The IPR License provides for minimum royalty payments and per unit payments in amounts which the Company believes are standard for the LMR industry. The Transcrypt IPR License provides for a fee of $1.8 million, of which $200,000 was paid in September 1996 and $200,000 was paid in September 1997.

     E.F. Johnson, prior to its acquisition by the Company, obtained a license of certain proprietary technology from Motorola relating to the development of APCO 25 compliant digital LMRs. This license covered infrastructure and other APCO 25 technology. E.F. Johnson's license calls for payment of $5.0 million to Motorola, of which E.F. Johnson has paid $2.0 million to date. Subsequent to the acquisition, Motorola has agreed to reduce E.F. Johnson's payment obligations by $1.8 million and to expand the coverage of Transcrypt's license to SmartNet(TM) to cover E.F. Johnson's products.

     In addition to the direct benefits of the IPR License to the Company's APCO 25 development efforts, the Company believes that sales of its APCO 25 digital LMR products have been, and expects that such sales will in the foreseeable future be, substantially dependent upon Motorola's dominant position as a market leader in the APCO 25 marketplace. Motorola is the largest manufacturer of APCO 25 compliant LMR products and has been the principal public supporter of the APCO 25 digital transmission standard for the LMR market. Any reduction in such support could lead to reduced demand for APCO 25 compliant LMR systems generally.

INTELLECTUAL PROPERTY

     Transcrypt presently holds seven registered copyrights, which cover software containing algorithms for frequency hopping, scrambling and signaling technologies for LMR and cellular telephony, and one domestic patent, which covers continuous synchronization methods used in analog scrambling products. Transcrypt has also applied for 11 additional domestic patents, relating to high-end scrambling and encryption techniques and methods of integrating after-market devices, such as the Company's modules, into OEM products. These patent applications were the result of Transcrypt's expanded intellectual property program, which is intended to enhance the patent protection afforded the Company's new and advanced intellectual property rights. Transcrypt also holds three registered trademarks related to the "Transcrypt" name and product names. In addition to the rights held by Transcrypt, E.F. Johnson currently holds or has been assigned at least 15 U.S. patents, 20 pending applications for U.S. patents, 10 patents in foreign countries and 9 pending applications for patents in foreign countries. These patents and applications cover a broad range of technologies, including trunking protocols and a high speed data interface for LMR communications.

     In addition to copyright and patent laws, the Company relies on trade secret law and employee and third-party non-disclosure agreements to protect its proprietary intellectual property rights. Furthermore, the Company designs its information security devices to render the underlying software and processes difficult to reverse engineer, providing an additional level of protection.

     The information security and wireless communications industries in which the Company sells its products are characterized by substantial litigation and assertions of claims regarding patent and other intellectual property rights. At various times over the last several years, most recently in December 1996, Ericsson has notified the APCO 25 Project Steering Committee and certain current and proposed manufacturers of APCO 25 products (including the Company, Motorola and E.F. Johnson, prior to its acquisition by the Company) that it believes that products complying with the APCO 25 standard will necessarily infringe various Ericsson patents and that APCO 25 manufacturers must obtain licenses under such patents. The Company does not believe that the APCO 25 standard or any of the Company's products infringe the relevant

Ericsson patents or any valid intellectual property right of others. The Company has received an opinion of its patent counsel, Zarley, McKee, Thomte, Voorhees & Sease, P.L.C., to the effect that, although patent infringement issues involve inherent legal and factual uncertainties, in their opinion the Company's products which comply with the APCO 25 standard do not infringe the patents cited by Ericsson to date. However, there can be no assurance that Ericsson will not continue to assert these or other claims of patent infringement or other wrongful conduct against the APCO 25 standard, manufacturers of APCO 25 products, including the Company, or present or future products of the Company. Further, there can be no assurance that any litigation which may be instituted in the future by Ericsson or any other party alleging infringement of intellectual property rights or other wrongful conduct will not have an adverse effect upon the Company, including the imposition of monetary damages, expenses of litigation, diversion of management and other resources and injunction against continued manufacture, use or sale of certain processes or products.

     Under the terms of a July 1993 Memorandum of Understanding (the "MOU") among various manufacturers involved in the APCO 25 project, signatories to the MOU (which include the Company, Ericsson, Motorola, DVSI, Cycomm Corporation, Glenayre Technologies and E.F. Johnson, prior to its acquisition by the Company, among others) are required to make available to other signatories licenses to intellectual property rights that are essential to the implementation of the APCO 25 standard on "fair and reasonable terms." Ericsson has offered a license to the Company with regard to its allegedly infringed patents, and has notified the Company that if it fails to negotiate a license to such patents, Ericsson may take the position that the Company's right to obtain any license from Ericsson under the MOU would be lost. If Ericsson were successful in asserting infringement claims, there can be no assurance that a license would be available from Ericsson under the MOU. To the Company's knowledge, none of the signatories to the MOU have recognized the validity of Ericsson's position. See "Risk Factors -- Limited Protection of Intellectual Property Rights; Risk of Third-Party Claims of Infringement."

RESEARCH AND DEVELOPMENT

     The Company has a research and development staff of 92 individuals, including 51 engineers. Research and development efforts are organized along the Company's two main product lines, information security and wireless communications products. As part of the integration of E.F. Johnson's research and development team with Transcrypt's research and development efforts, the Company has focused significantly on integrating technologies in order to provide new advanced products, taking advantage of the competencies of each of the engineering staffs of Transcrypt and E.F. Johnson. For example, the combined staffs are working on projects to integrate digital signal processing technology into the E.F. Johnson radio systems, with the objective of expediting the availability of a complete digital radio system interoperable with MultiNet(TM), SmartNet(TM) and APCO Project 25. Other integration work underway relates to the incorporation of Transcrypt's encryption technology into E.F. Johnson's radio systems and the integration of E.F. Johnson's switching technologies into Transcrypt's telephony products.

  Information Security

     Research and development personnel in the information security area have expertise in various fields, including cryptography, analog hardware, digital hardware, object-oriented software, RF design and mechanical design. The research and development staff designs and develops products incorporating digital signal processing, voice coding (including improved multi-band excitation), encryption, spectral manipulation and rotation, systems simulation and mixed signal scrambling. In 1995 and 1996, the Company's research and development efforts increased significantly, as the Company commenced development of APCO 25 compliant digital LMRs and expanded development of secure telephony products. In order to facilitate the Company's new product line development plans, research and development staffing has been augmented with additional expertise in the areas of data networking, communications systems software, RF design, mechanical design, cryptography and digital signal processing. The Company believes that its research and development efforts have been, and continue to be, sufficient to support planned new products lines and enhancements to existing product lines. Management expects to continue to increase the Company's research and development staff, primarily in the areas of radio, signal processing and digital logic development.

  Wireless Communications

     The wireless communications research and development organization is located at E.F. Johnson's manufacturing facility. Research and development personnel in the wireless communication area have expertise in RF technology, computer architecture, switch architecture, networking, software and hardware designs. Ongoing engineering efforts are focused on adding advanced features to existing product lines and developing new, innovative system platforms. Crossdisciplinary planning groups involving marketing, manufacturing and engineering are used for product planning and definition. Present research and development efforts are involved in upgrading existing product lines, including the development of next generation repeaters and mobile radios for the Company's principal product lines. This organization also has a staff of systems applications design, manufacturing and customer service engineers that focuses on design and implementation of custom radio systems.

MANUFACTURING

     The Company's manufacturing operation consists of procurement of commercially available subassemblies, parts and components, such as integrated circuits, printed circuit boards and plastic and metal parts and their assembly into finished products. Certain components and subassemblies are manufactured to the Company's specific design criteria. All components and subassemblies are inspected for mechanical and electrical compliance to Company specifications in order to ensure high yield and high quality.

     The Company manufactures all of its wireless communications products (other than APCO 25 compliant products) at its Waseca, Minnesota facility. The Company manufactures all of its information security products and APCO 25 compliant LMRs at its facility in Lincoln, Nebraska. The Company's manufacturing processes at its Lincoln facility have been certified as conforming to the "ISO 9001" manufacturing standard.

     The Company believes that its current manufacturing facility in Waseca provides sufficient capacity to meet its needs at that location. The Company is planning to expand its Lincoln facility during the fourth quarter of 1997 to house additional administrative and manufacturing capacity. The Company believes that this planned expansion and its existing facilities will be sufficient for the Company's needs in the foreseeable future.

MATERIALS AND SUPPLIERS

  Information Security

     The Company obtains most of its electronic parts and components for information security products from one principal distributor, Arrow/Schwebber Electronics Group. The Company believes that concentrating its purchases through one principal distributor lowers the Company's procurement costs and enhances its ability to control the quality of these components and subassemblies. The distributor stores several months' supply of basic components, such as resistors, capacitors and connectors, on-site at the Company's manufacturing location on a consignment basis, reducing the Company's inventory maintenance costs. Additionally, certain high-end subassemblies, such as RF boards for use in complete LMR units manufactured by the Company, are acquired from other manufacturers. See "Risk Factors -- Dependence on Suppliers."

  Wireless Communications

     Certain components and subassemblies used in the Company's wireless communications products are presently available only from a single supplier or a limited group of suppliers. To date, the Company has been able to obtain adequate supplies of all components and subassemblies in a timely manner from existing sources. Currently, Motorola is the sole supplier of a majority of the semiconductors used in certain of the Company's LMR products. Although historically E.F. Johnson has not experienced a disruption of Motorola's supply of this product, disruption or termination of Motorola's supply of this product would have a material adverse effect on the Company's operations.

     With respect to other electronic parts, components and subassemblies, the Company believes that alternative sources could be obtained to supply these products, if necessary. Nevertheless, a prolonged inability to obtain certain components and subassemblies could impair customer relationships and could have an adverse effect on the Company's operating results. See "Risk Factors -- Dependence on Suppliers."

GOVERNMENT REGULATION AND EXPORT CONTROLS

  Information Security

     The Company's information security products are subject to export restrictions administered by the National Security Agency, the Department of State and the Department of Commerce, which permit the export of encryption products only with the required level of export license. U.S. export laws also prohibit the export of encryption products to a number of specified hostile countries. Although to date the Company has been able to secure most required U.S. export licenses, including for export to 105 countries since 1978, there can be no assurance that the Company will continue to be able to secure such licenses in a timely manner in the future or at all. Based on the Company's prior experience in securing export approvals, the Company believes that it maintains good relations with federal government agencies with jurisdiction over its products. Additionally, in certain foreign countries, the Company's distributors are required to secure licenses or formal permission before encryption products can be imported.

     In November 1996, President Clinton issued an Executive Order altering the federal government's policies governing the export of encryption products, such as those currently offered and proposed to be offered by the Company. The Executive Order shifts jurisdiction for export controls on, and licensing of, encryption technology from the Department of State to the Department of Commerce and removes from the "munitions" list most encryption products. In addition, the Executive Order establishes a key management control program, under which a third party would hold "keys" to unlock encrypted information for legitimate law enforcement and national security needs. As a result of the Executive Order, certain products featuring digital encryption technology that had not previously been exportable can now be exported, which may increase competition for international sales of the Company's analog scrambling products. Under interim regulations adopted in December 1996 by the Department of Commerce, during a two-year transition period, non-key recoverable 56-bit digital encryption products may be approved for export if the manufacturer commits to build and market key recovery products and support key management infrastructure in the future, and provide to the government interim reports detailing internal development efforts. The Department of Commerce is preparing draft proposed final regulations similar to the interim regulations, but the timing for issuance of the proposed regulations remains unclear.

     In response to industry opposition to the President's Executive Order and the interim regulations, Members of Congress have taken aggressive steps to further expand exports of encryption products. In the 105th Congress, legislation has been introduced in the House and Senate to eliminate "key" controls imposed by the Administration on encryption exports. In the House of Representatives, legislation eliminating the "key" recovery system and other controls may be considered by the House of Representatives during the fall of 1997. This bill would lift many remaining controls on encryption exports, including the Administration's "key" management requirement. President Clinton opposes the House legislation and similar measures introduced in the Senate, on the grounds that the bill's provisions eliminating the key recovery system would seriously compromise national security, among other things, and may veto the measure if enacted.

     In the Senate, the Administration is negotiating with Members of the Senate Commerce Committee on the details of a different proposal that would also revise the Administration's encryption technology export policy, but less drastically than the House bill. Under the terms of the Commerce Committee bill, exporters would be able to sell more powerful encryption products than those allowed under the interim regulations. In addition, the federal government would determine on a case by case basis whether law enforcement or national security issues warrant possible government access to the encryption codes. However, it is unclear as of the date of this Prospectus whether such negotiations will progress further. Management cannot predict whether any legislation easing export controls will be enacted, what form it will take or how the Executive Order or any such legislation will impact international sales of the Company's products.

  Wireless Communications

     The Company's standalone wireless products are subject to regulation by the FCC under the Communications Act of 1934, as amended, and the FCC's rules and policies adopted thereunder, as well as the regulations of the telecommunications regulatory authority in each country where the Company sells its products. These regulations are in the form of general approval to sell products within a given country for operation in a given frequency band, one-time equipment certification, and, at times, local approval for installation. In addition, the construction, operation and acquisition of wireless communications systems, as well as certain aspects of the performance of mobile communications products, are regulated by the FCC and foreign regulatory authorities. Many of these governmental regulations are highly technical and subject to change. The Company believes that it and its products are in material compliance with all governmental rules and policies in the jurisdictions where the Company sells its products.

     In the United States, all of Transcrypt's wireless products are subject to FCC Part 15 rules on unlicensed spread spectrum operation. In those countries that have accepted certain worldwide standards, such as the FCC rulings or those from the European Telecommunications Standards Institute, Transcrypt has not experienced significant regulatory issues in bringing its products to market. Approval in these markets involves retaining local testing agencies to verify specific product compliance. However, many developing countries, including certain markets in Asia, have not fully developed or have no frequency allocation, equipment certification or telecommunications regulatory standards.

     The majority of the systems operated by E.F. Johnson's customers must comply with the rules and regulations governing what has traditionally been characterized as "private radio" or private carrier communications systems. Licenses are issued to use frequencies on either a shared or exclusive basis, depending upon the frequency band in which the system operates. Some of the channels designated for exclusive use are employed on a for-profit basis; others are used to satisfy internal communications requirements. Most SMR systems in operation today use 800 MHz channels. Within the top 50 metropolitan markets, 900 MHz frequencies licensed for exclusive use systems have been made available to both SMR and non-SMR licensees. Additional channels designated for exclusive use were made available in the 220 MHz band for both commercial and non-commercial systems.

     Generally, SMR licenses are issued for five year terms, initially in blocks of five channels, and may be renewed upon showing compliance with FCC rules and may be revoked for cause. Such licenses typically are subject to channel "loading" or usage requirements, such as loading a minimum of 70 subscriber units for each channel within the initial five year term. If an SMR licensee fails to meet its loading requirements in an area where existing applications are pending on a wait list, the FCC may cancel the license, in whole or in part, or deny a request to renew or expand the license. Other than loading requirements, private systems are subject to similar restrictions. For example, licenses for private systems are also issued for five year terms, may be renewed upon showing compliance with FCC rules and may be revoked for cause.

     E.F. Johnson also offers products in bands below 800 MHz where channels are shared by multiple users in the same geographic area. In this "shared" or conventional spectrum, there is no requirement for loading the channel to any particular level in order to retain use of the frequencies. These channels are generally used by entities satisfying traditional dispatch requirements in, among others, the transportation and services industries.

     The FCC is considering a number of regulatory changes that could affect the wireless communications industry and the Company's business. Therefore, the regulatory environment is inherently uncertain and changes in the regulatory structure and laws and regulations, both in the United States and internationally, can adversely affect the Company and its customers. Such changes could make existing or planned products of the Company obsolete or unsaleable in one or more markets, which could have a material adverse effect on the Company.

     The FCC, through the Public Safety Wireless Advisory Committee, is considering regulatory measures to facilitate a transition by public safety agencies to a more competitive, innovative environment so that the agencies may gain access to higher quality transmission, emerging technologies, and broader services, including interoperability. As part of this process, the FCC is reviewing the current use of the public safety wireless spectrum, reallocation of additional spectrum for public safety use, and use of commercial service providers for additional public safety capacity. This FCC process could affect products manufactured by the Company. Management cannot predict the outcome of the FCC review or any specific changes in the spectrum or FCC policies, or any potential effect on the Company's sales.

COMPETITION

  Information Security

     The markets for information security products are highly competitive. Significant competitive factors in these markets include product quality and performance, including the effectiveness of security features and the quality of the resulting voice or data signal, the development of new products and features, price, name recognition and the quality and experience of sales, marketing and service personnel. A number of companies currently offer add-on scramblers for LMRs that compete with the Company's add-on information security products, including Selectone Corp., Midian Electronics Inc. and MX-COM Inc. Also, Motorola and Ericsson offer high-end, proprietary digital encryption for their LMR products. The Company and Motorola are believed to be the only current suppliers of APCO 25 LMR products as of the date of this Prospectus. Other anticipated manufacturers of digital LMRs include Garmin Industries, Relm Communications, Midland Systems and ADI, all of which have announced intentions to produce hand-held, mobile and/or infrastructure products meeting the APCO 25 standard. In addition, Ericsson has actively opposed the APCO 25 standard and has promoted its "EDACS" system as an alternative standard for the public safety marketplace. See "-- Intellectual Property." Cycomm International Inc./Privaphone and Motorola offer add-on security products for cellular telephones. Competitors to the Company's secure landline telephone products include AT&T Corporation/Datatek, Motorola, Cycomm International Inc. and Cylink Corporation.

     Competition in the data security market is dynamic and growing, as new companies seek to provide solutions to network and Internet data security. There are a number of different approaches to data security, including "firewall" protection, privilege control, data encryption and user identification and authentication. the Company expects that its planned data security products will feature mostly data encryption and user authentication features. Competitors in the data security market include Check Point Software Technologies Ltd., Cylink Corporation, Secure Computing Corporation, Trusted Information Systems, Inc., Raptor Systems, Inc. and Sun Microsystems, Inc., all of which provide firewall solutions. ActivCard Inc., CryptoCard Inc., Digital Pathways, Inc., Security Dynamics Technologies, Inc., Vasco Corporation and Racal Electronics, Inc. provide remote authentication products.

     Many of the Company's competitors have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition and longer standing relationships with customers than the Company. Competitors with greater financial resources are better able to engage in sustained price reductions in order to gain market share. Any period of sustained price reductions would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not materially and adversely affect the Company's financial condition and results of operations.

  Wireless Communications

     In North America, Motorola and Ericsson are the leading providers of LMR equipment. While the Company believes that it is the third largest supplier in the North American LMR equipment market, its share of such market is relatively small in comparison to Motorola and Ericsson. The remainder of the North American LMR equipment market is divided among a large number of suppliers. The Company competes in the wireless communications market on the basis of price, technology and the flexibility, support and responsiveness which the Company believes it and its dealers provide. Motorola and Ericsson have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than those of the Company, entrenched market positions in certain segments of the North American LMR market in which the Company is active and established trade names, trademarks, patents and other intellectual property rights and substantial technological capabilities. Within the North American SMR market, the Company's competitors include Motorola, Ericsson, Uniden America Corporation ("Uniden"), Kenwood U.S.A. Corp., ICOM America, Inc. ("ICOM") and Midland International Corp. The Company believes that cellular telephones and personal communication services devices provide, to some extent, the same functionality as SMRs and other LMRs and, as such, may compete with the Company's products. The Company believes that the international wireless communications market is fragmented, with Motorola and Ericsson the dominant suppliers. The Company also competes with Uniden and Hitachi Denshi, Ltd. in Asia.

BACKLOG

     The Company presently ships only a small amount of information security products against backlog, due to the typically short manufacturing cycle of these products. As a result, backlog amounts have historically been immaterial to the Company, and the Company does not believe that backlog figures are necessarily indicative of actual sales for future periods. As of June 29, 1997, E.F. Johnson's backlog was approximately $14.7 million. Management believes this amount was elevated as a result of E.F. Johnson's inability to procure certain parts and components from suppliers immediately prior to its acquisition by the Company due to E.F. Johnson's difficult financial position at that time. However, due to the generally longer manufacturing cycle time required for the production of complete wireless communication products, the Company's overall backlog is expected to be larger in the future compared to historical levels.

PROPERTIES

     The Company occupies a 43,500 square foot two-story administrative and manufacturing facility located at 4800 NW 1st Street, Lincoln, Nebraska, 68521, which is located in the University of Nebraska Technology Park. The Company owns this facility and approximately 10 acres of surrounding land. The Company expects to commence Phase 3 construction of additional administrative and manufacturing facilities at its Lincoln, Nebraska campus in the fourth quarter of 1997. In addition, the Company occupies a 250,000 square foot manufacturing facility located on a 20 acre site in Waseca, Minnesota, pursuant to a sale and lease back arrangement at a current annual sum of approximately $400,000, subject to certain adjustments, with such annual sum increasing during the term of the lease. This arrangement is scheduled to expire on July 31, 2002 and includes an option by the Company to purchase the premises through October 1997. The Company intends to exercise this option. See "Use of Proceeds." E.F. Johnson formerly maintained its corporate headquarters in a leased facility located in Burnsville, Minnesota. E.F. Johnson also leases additional sales and service facilities in Hong Kong and Miami, Florida. The Company believes that its current and planned facilities are adequate to meet its present and immediately foreseeable needs.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in certain legal proceedings arising in the normal course of its business. Management believes that the outcome of these matters will not have a material adverse effect on the Company.

     For discussion of an assertion by Ericsson that the APCO 25 standard infringes certain Ericsson patents, see "Risk Factors -- Limited Protection of Intellectual Property Rights; Risk of Third-Party Claims of Infringement" and "Business -- Intellectual Property."

EMPLOYEES

     At August 31, 1997, the Company had 501 full-time equivalent employees, including 104 at the Company's Lincoln, Nebraska facility, 313 at the Company's Waseca, Minnesota facility, 58 at E.F. Johnson's former corporate headquarters and approximately 26 field sales people, sales managers or staff located in the sales territories in which they serve. The Company also utilizes temporary employees when necessary to manage fluctuations in demand. None of the Company's employees are covered by a collective bargaining agreement. Management believes its employee relations are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

           NAME               AGE                          POSITION(S)
--------------------------    ----    -----------------------------------------------------
John T. Connor(1)(4)......      53    Chairman of the Board of Directors
Jeffery L. Fuller(1)......      43    President, Chief Executive Officer, Chief Operating
                                      Officer and Director
Scott R. Bocklund.........      40    Senior Vice President of Finance and Chief Financial
                                      Officer
William L. Fox............      40    Senior Vice President of Sales and Business
                                      Development
C. Eric Baumann...........      31    Vice President of Sales and Distribution
Frederick G. Hamer........      53    Vice President of International Sales
Michael P. Wallace........      36    Vice President of Operations
Joel K. Young.............      32    Vice President of Marketing and Engineering
Terry L.                        48    Director (Vice Chairman of the Board of Directors)
  Fairfield(1)(2)(4)......
Thomas E. Henning(3)......      44    Director
Thomas R. Larsen(3).......      53    Director
Thomas C. Smith(1)(3).....      53    Director
Thomas R. Thomsen(2)(4)...      62    Director
Winston J. Wade(2)........      58    Director

---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

(4) Member of the Nominating Committee.

     John T. Connor led the investor group which purchased the Company from its founder in 1991. Mr. Connor has served as Chairman of the Board of Directors of the Company since its inception in December 1991 through the present and served as Chief Executive Officer of the Company from December 1991 through July 1997. From 1969 to June 1991, he held numerous senior management positions with Deloitte & Touche LLP, an international accounting, tax and consulting firm, and its predecessor firm, Touche Ross & Co., including National Director of Tax, Associate Managing Partner, Mid-Atlantic Regional Managing Partner and member of the management committee and Board of Directors.

     Jeffery L. Fuller has served as the Company's President and Chief Operating Officer since July 1995 and Chief Executive Officer since July 1997, and has served as a director of the Company since July 1996. Mr. Fuller has served for over 20 years in managerial positions at various wireless communications product manufacturers, including Motorola, General Electric Mobile Radio Communications, Inc. and Icom America, Inc. From January 1990 to July 1995, he held several management positions with E.F. Johnson, serving most recently as Vice President North American Sales and executive officer in charge of the North American business unit.

     Scott R. Bocklund joined the Company from E.F. Johnson as Senior Vice President of Finance and Chief Financial Officer in July 1997. From October 1992 through July 1997, he served as Vice President, Finance for E.F. Johnson, and has held other positions with E.F. Johnson since September 1989.

     William L. Fox has served as the Company's Senior Vice President of Sales and Business Development since August 1997. From March 1995 to July 1997, he served as President of Real Estate Listing Service Corporation, an electronic real estate listing service, and as President of Fox Consulting Corporation, an outsourced services provider for the real estate industry. From February 1994 to March 1995, he served as

Manager of Strategic Services Consulting at KPMG Peat Marwick. From January 1992 to January 1994, he served as Project Manager for IBM China/Hong Kong.

     C. Eric Baumann has served as the Company's Vice President of Sales and Distribution since November 1996, and from January to November 1996 served as Vice President of Sales and Marketing. From November 1995 to January 1996, he served as the Vice President of Sales. From January 1990 to November 1995, he held numerous positions at E.F. Johnson, serving most recently as Director North American Sales and Telemetry.

     Frederick G. Hamer joined the Company from E.F. Johnson as Vice President of International Sales in July 1997. From October 1992 through July 1997, he served as Vice President, International for E.F. Johnson, and from 1983 through October 1992 he served as Vice President, Sales and Distribution for E.F. Johnson.

     Michael P. Wallace joined the Company as Vice President of Operations in February 1994. From December 1989 to February 1994, he served as the Electric Card Assembly and Test Engineering Manager of Scientific Atlanta Inc., a manufacturer and distributor of broadband communications products.

     Joel K. Young joined the Company as Vice President of Engineering in February 1996, and became Vice President of Marketing and Engineering in June 1997. From 1986 to January 1996, he held numerous positions with AT&T and the former AT&T Bell Laboratories, telecommunications research companies, and specialized in signaling, network implementation and voice processing. He served most recently as District Manager, AT&T Business Communications Services. Mr. Young has been awarded five patents on various telecommunications systems and techniques.

     Terry L. Fairfield has served as a director of the Company since December 1991. Since 1987, he has served as President and Chief Executive Officer of the University of Nebraska Foundation, a nonprofit corporation. Mr. Fairfield also serves as a director of Aliant Communications Inc., a Nasdaq listed, public telecommunications company.

     Thomas E. Henning was appointed to serve the remaining term as director for Harold S. Myers, a former director of the Company who passed away in December 1996. Mr. Henning previously served as director of the Company from February 1993 through July 1996. Mr. Henning has, since February 1995, served as President, Chief Executive Officer and director of The Security Mutual Life Insurance Company, a life insurance, annuity and pension products company, and also serves as a director of National Bank of Commerce, a subsidiary of First Commerce Bancshares, Inc., a publicly-held, exchange-listed bank holding company. From March 1990 to February 1995, Mr. Henning served as President and Chief Operating Officer of The Security Mutual Life Insurance Company.

     Thomas R. Larsen has served as a director of the Company since October 1995 and was originally appointed director as a representative of John Kuijvenhoven and affiliates, principal stockholders of the Company. Mr. Larsen has been a certified public accountant since 1975 and is currently President and Chief Executive Officer of Larsen, Bryant & Porter, CPAs, P.C., a public accounting, tax and consulting firm. Mr. Larsen is also a director of Smith Hayes Trust, Inc., a mutual fund management company.

     Thomas C. Smith has served as a director of the Company since October 1995 and was originally appointed director as a representative of the Farm Bureau Insurance Company, a principal stockholder of the Company. Since December 1985, he has been Chairman of the Board of Directors and President of Consolidated Investment Corporation, the parent company of Smith Hayes Financial Services Corporation, a financial services firm, and Conley Smith Inc., a registered investment advisor. Mr. Smith is the chairman of both subsidiaries and President of Smith Hayes Financial Services Corporation. He is also a director of the Nebraska Research and Development Authority and First Mid-America Finance Corporation.

     Thomas R. Thomsen has served as a director of the Company since July 1995. Since August 1995, he has served as Chairman of the Board of Directors and Chief Executive Officer of Lithium Technology Corporation ("LTC"), a public company that manufactures rechargeable batteries. Mr. Thomsen has served as a director of LTC since February 1995. In January 1990, Mr. Thomsen retired as President of AT&T Technologies, after holding numerous senior management positions including director of Sandia Labs, Lucent Technologies,

ATT Credit Corp. and Oliveti Inc. Mr. Thomsen also serves as a director of the University of Nebraska Technology Park.

     Winston J. Wade has served as a director of the Company since July 1996. Since December 1996, he has served as Chief Executive Officer and Chief Operating Officer of Binariang-Malaysia, a joint venture of U.S. West International. From February to December 1996, he served as managing director of BPL U.S. West Cellular in India. From 1963 to 1996, he held various positions with Northwestern Bell, AT&T and U.S. West Communications. Mr. Wade also serves as a director of the University of Nebraska Foundation.

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Class I directors, Class II directors and Class III directors serve until the annual meeting of the Company's stockholders to be held in 2000, 1998 and 1999, respectively, and until their respective successors are duly elected and have qualified or until their earlier resignation or removal. The Board consists of two Class I directors (Messrs. Larsen and Wade), three Class II directors (Messrs. Fuller, Thomsen and Smith) and three Class III directors (Messrs. Connor, Henning and Fairfield). Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. There are no familial relationships between any of the directors or executive officers of the Company.

BOARD COMMITTEES

     The Board of Directors has four committees: an Audit Committee, a Compensation Committee, a Nominating Committee and an Executive Committee. The Audit Committee, comprised of Messrs. Henning, Smith and Larsen, oversees actions taken by the Company's independent auditors and reviews the Company's internal accounting controls. The Compensation Committee, comprised of Messrs. Fairfield, Thomsen and Wade, is responsible for determining the Company's compensation policies and administering the Company's compensation plans and 1996 Stock Incentive Plan. The Compensation Committee also reviews the compensation levels of the Company's employees and makes recommendations to the Board regarding changes in compensation. The Nominating Committee, comprised of Messrs. Fairfield, Connor and Thomsen, recommends to the Board of Directors nominees for election to the Board. The Executive Committee, comprised of Messrs. Connor, Fuller, Fairfield and Smith, has the power to act on behalf of the Board of Directors on matters pertaining to the day-to-day operations of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Messrs. Fairfield, Thomsen and Wade, none of whom has been or is an officer or employee of the Company. No interlocking relationship exists between any member of the Compensation Committee and any member of any other company's board of directors or compensation committee.

DIRECTOR COMPENSATION

     The members of the Company's Board of Directors are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings. The Company pays to each director who is not employed by the Company, subject to a limitation of $5,000 plus expenses per calendar year, $1,000 for each board meeting attended and $400 for each committee meeting attended.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation contains provisions that limit the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its directors and officers. The indemnification agreements may require the Company, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table shows the compensation earned by or paid to, for services rendered in 1996 and 1995 (or for such shorter period that the individual was employed by the Company), the Company's Chief Executive Officer during such years and the other executive officers who received salary and bonus at a rate in excess of $100,000 in such years (collectively, the "Named Executive Officers"). No other executive officer received salary and bonus at a rate in excess of $100,000 from the Company during 1996.

                                            ANNUAL COMPENSATION                LONG-TERM
                                 ------------------------------------------   COMPENSATION    ALL OTHER
                                                      BONUS                   ------------   COMPENSATION
 NAME AND PRINCIPAL POSITIONS    YEAR    SALARY        (1)     OTHER ANNUAL    OPTIONS #         (8)
-------------------------------  -----  --------     -------   ------------   ------------   ------------
John T. Connor.................   1996  $172,885     $50,000     $210,000(3)          --       $  8,716
  Chairman of the Board(2)        1995   169,808      86,830           --             --          4,760
Jeffery L. Fuller..............   1996  $156,923     $35,000           --             --       $  1,440
  President, Chief Executive
     Officer(2), Chief
     Operating                    1995    66,346(4)   14,840           --        163,829         25,066
     Officer and Director
C. Eric Baumann................   1996  $103,000     $ 2,000     $ 58,254(6)          --       $ 14,705
  Vice President of Sales         1995    15,054(5)    3,168          154(6)      32,766             --
     and Distribution
Joel K. Young..................   1996  $ 88,461(7)  $ 2,000           --         32,766       $ 36,852
  Vice President of Engineering

---------------

(1) Bonuses listed were earned during indicated year and paid during the following year.

(2) Mr. Connor served as Chief Executive Officer through July 1997 and Mr. Fuller served in this position from July 1997 through the present.

(3) Represents remaining amount due to Mr. Connor for deferred fees payable under his employment contract.

(4) Represents salary at the rate of $150,000 per year beginning in July 1995.

(5) Represents salary at the rate of $103,000 per year beginning in November
    1995.

(6) Represents sales commissions earned by Mr. Baumann.

(7) Represents salary at the rate of $100,000 per year beginning in February
    1996.

(8) Represents contributions to the Company's 401(k) Profit Sharing & Savings Plan, moving allowances and personal use of Company-owned automobiles.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning options granted to the Named Executive Officers during 1996.

                                                                                              POTENTIAL
                                                                                         REALIZABLE VALUE AT
                                            PERCENT OF                                      ASSUMED ANNUAL
                             NUMBER OF        TOTAL                                         RATE OF STOCK
                             SECURITIES      OPTIONS                                      PRICE APPRECIATION
                             UNDERLYING     GRANTED TO     EXERCISE                      FOR OPTION TERM (2)
                              OPTIONS       EMPLOYEES      PRICE PER     EXPIRATION      --------------------
          NAME               GRANTED(1)      IN 1995         SHARE          DATE           5%          10%
-------------------------    ----------     ----------     ---------     -----------     -------     --------
Joel K. Young............       32,766          66.7%        $3.05         02/01/06      $62,849     $159,273

---------------

(1) Options vest 20% per year, at the end of each year, for five years commencing on the date of grant.

(2) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the Common Stock, compounded annually over a ten-year period and assuming a market value of the Common Stock on the date of grant of $3.05 per share. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the Common Stock will appreciate at any particular rate or at all in future years.

     The following table sets forth the number and value of stock options held by the Named Executive Officers at December 31, 1996. No stock options granted to the Named Executive Officers were exercised during 1996.

                       FISCAL YEAR-END OPTION VALUE TABLE

                                                                                   VALUE OF UNEXERCISED
                                                     NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                                                      OPTIONS AT YEAR-END             AT YEAR-END (1)
                     NAME                          EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
-----------------------------------------------    -------------------------     -------------------------
John T. Connor.................................          389,257 / --                 $2,817,056 / --
Jeffery L. Fuller..............................          163,829 / --                 $  810,632 / --
C. Eric Baumann................................           32,766 / --                 $  162,127 / --
Joel K. Young..................................           32,766 / --                 $  162,127 / --

---------------

(1) The Company's initial public offering of its Common Stock was completed in January 1997. Therefore, solely for purposes of this table, the fair market value per share of Common Stock at December 31, 1996 is assumed to be the offering price per share in the initial public offering or $8.00.

1996 STOCK INCENTIVE PLAN

     Effective as of September 6, 1996, the Company established the 1996 Stock Incentive Plan (the "Plan"), in order to enable the Company to attract, retain and motivate its employees, non-employee directors and independent contractors by providing for or increasing the proprietary interests of such employees, non-employee directors and independent contractors in the Company. The Company's stockholders approved the Plan on September 18, 1996. Any person, including any director of the Company, who is an employee of the Company or any of its subsidiaries (an "Employee"), and any non-employee director (a "Non-Employee Director") or independent contractor of the Company (an "Independent Contractor," or, together with the Employees and the Non-Employee Directors, the "Eligible Persons") is eligible to be considered for the issuance of (i) shares of Common Stock, $0.01 par value per share, of the Company or of any other class of security of the Company which is convertible into shares of the Company's Common Stock ("Shares") or (ii) a right or interest with an exercise or conversion privilege at a price related to the Common Stock or with a value derived from the value of the Common Stock, which right or interest may, but need not, constitute a "Derivative Security," as such term is defined in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such Rule may be amended from time to time.

     Effective as of June 30, 1996, the Company converted from a limited partnership form of organization to a Subchapter "C" corporation (the "Reorganization"). Pursuant to the Reorganization, the Company assumed all of the outstanding options (the "Partnership Options") to acquire limited partnership interests in the Company's predecessor (the "Partnership"), which were granted pursuant to the terms of the Partnership's 1992 Partnership Interest Option Plan (the "Partnership Option Plan"), with each Partnership Option becoming an option to acquire the same number of shares of Common Stock of the Company at the same exercise price and on the same terms and conditions as set forth in the Partnership Option Agreement entered into with the optionee. As a result of this arrangement, the Company issued an aggregate of 716,916 options under the Plan in the Reorganization in exchange for Partnership Options, all of which are vested.

     Grants made pursuant to the Plan are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, and a grant made pursuant to the Plan may consist of one such security or benefit, or two or more of them in tandem or in the alternative.

     With certain exceptions regarding "performance based compensation" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the aggregate number of Shares which may be granted during any calendar year to any one Eligible Person shall not exceed 400,000.

     Subject to certain adjustment provisions under the Plan, the aggregate number of Shares issued and issuable pursuant to all incentive stock options granted under the Plan shall not exceed 1,200,000. Such maximum number does not include the number of Shares subject to the unexercised portion of any incentive stock option granted under the Plan that expires or is terminated. As of August 31, 1997, there were outstanding options to purchase 1,075,533 shares of Common Stock with a weighted average exercise price of $4.39 per share.

     The Plan is required to be administered by one or more committees of the Board of Directors (any such committee, the "Committee") or, if no Committee is designated by the Board of Directors, the Plan will be administered by the Board of Directors, and all references herein to the Committee shall refer to the Board of Directors. The Committee shall consist of (i) two or more directors, each of whom is a "non-employee director" (as such term is defined in Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time), (ii) with respect to any grant that is intended to qualify as "performance based compensation" under Section 162(m) of the Code, the Committee shall consist of two or more directors, each of whom is an "outside director" (as such term is defined under Section 162(m) of the Code), and (iii) with respect to any other grant, the Committee shall consist of one or more directors (any of whom also may be an Eligible Person who has been granted or is eligible to be granted Shares under the Plan).

     Subject to the provisions of the Plan, the Committee is authorized to determine which persons are Eligible Persons and to which of such Eligible Persons, if any, and when Shares, options or other performance awards shall be granted, the terms and conditions of any grant, including the number of Shares subject thereto and the circumstances under which the award will become exercisable or vested or are forfeited or expire. The Committee is also authorized to interpret and construe the Plan and adopt, amend and rescind rules and regulations relating to administration of the Plan.

     The Plan provides that unless otherwise provided by the Committee in the written agreement evidencing the award, the terms of any stock option granted under the Plan shall provide (i) that the exercise price thereof shall not be less than 100% of the market value of a share of Common Stock on the date the option is granted, (ii) that the term of such option shall be ten years from the date of grant, (iii) that, upon an Employee ceasing to be employed by the Company for any reason other than death or disability, or a Non-Employee Director ceasing to be a Non-Employee Director of the Company, an option shall not become exercisable to an extent greater than it could have been exercised on the date the Employee's employment by the Company, or the Non-Employee Director's incumbency, as the case may be, ceased, and (iv) that the option shall expire ninety (90) days after the Employee ceases to be employed with the Company or a Non-Employee Director ceases to be a Non-Employee Director of the Company.

     Pursuant to the Plan, the Committee is permitted to allow or require the recipient of any award under the Plan, including any Eligible Person who is a director or officer of the Company, to pay the purchase price of the Shares or other property issuable pursuant to such award, or such recipient's tax withholding obligation with respect to such issuance, or both, in whole or in part, by any one or more of the following means: the delivery of cash; the delivery of other property deemed acceptable by the Committee; the delivery of previously owned shares of capital stock of the Company (including "pyramiding") or other property; a reduction in the amount of Shares or other property otherwise issuable pursuant to such award; or the delivery of a promissory note of the Eligible Person or of a third party, the terms and conditions of which shall be determined by the Committee.

     If the outstanding securities of the class then subject to this Plan are increased, decreased or exchanged for or converted into cash, property or a different number or kind of shares or securities, or if cash, property or shares or securities are distributed in respect of such outstanding securities, in either case as a result of a reorganization, merger, consolidation, recapitalization, restructuring, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split, spin-off or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of such transaction shall provide otherwise, the Committee shall make appropriate and proportionate adjustments in (i) the number and type of shares or other securities or cash or other property that may be acquired pursuant to awards theretofore granted under this Plan and the exercise or settlement price of such awards, and (ii) the maximum number and type of shares or other securities that may be issued pursuant to such awards thereafter granted under this Plan. The foregoing adjustments shall be applied to any awards or Incentive Stock Options only to the extent permitted by Sections 162(m) and 422 of the Code, respectively.

     Pursuant to the Plan, the Board of Directors may amend or terminate the Plan at any time and in any manner; provided, however, that no such amendment or termination shall deprive the recipient of any award theretofore granted under this Plan, without the consent of such recipient, of any of his or her rights thereunder or with respect thereto; provided, further, that if an amendment to the Plan would affect the Plan's compliance with Rule 16b-3 under the Exchange Act or Section 422 or 162(m) or other applicable provisions of the Code, the amendment shall be approved by the Company's stockholders to the extent required to comply with Rule 16b-3 under the Exchange Act, Sections 422 and 162(m) of the Code, or other applicable provisions of or rules under the Code.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with John T. Connor, the Company's Chairman, for a term beginning on July 23, 1997 and ending December 31, 1999. The agreement sets forth a base salary of $200,000 per year and provides for a quarterly bonus of 20% of his salary if the Company meets or exceeds quarterly sales goals and 20% if the Company meets or exceeds quarterly profit goals, which goals are based upon Board approved plans. The agreement provides for certain benefits to Mr. Connor, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The agreement includes a Noncompete Agreement, which is effective during the term of the agreement.

     The Company entered into an employment agreement with Jeffery L. Fuller, the Company's President and Chief Executive Officer, for a term beginning July 31, 1997 and ending on December 31, 1999. The agreement sets forth a base salary of $200,000 per year and provides for an annual bonus in an amount to be determined by the Board of Directors, provided the Company meets or exceeds certain performance objectives provided to the Board of Directors. Mr. Fuller is entitled, at a minimum, to receive a bonus of 20% of his quarterly salary if the Company meets or exceeds its quarterly sales goals and 20% if the Company meets or exceeds its quarterly profit goals. The agreement also provides for certain benefits to Mr. Fuller, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The agreement includes a Noncompete Agreement, which is effective during the term of the agreement.

     On September 30, 1996, the Company entered into employment agreements with
C. Eric Baumann, Michael P. Wallace and Joel K. Young, each of whom is a Company Vice President. Each of these agreements sets forth base salaries and provide for annual bonuses to be determined by the Board of Directors, and provide for certain benefits, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The term of these employment agreements continues for two years, unless otherwise terminated pursuant to the terms of the agreements. Each of these individuals has entered into a Noncompete Agreement effective during the term of each individual's employment agreement.

     On July 29, 1997, the Company entered into employment agreements with Scott
R. Bocklund, the Company's Senior Vice President of Finance and Chief Financial Officer, and Fred Hamer, the Company's Vice President International. On July 28, 1997, the Company entered into an employment agreement with William L. Fox, the Company's Senior Vice President of Sales and Business Development. Each of these agreements sets forth base salaries. The employment agreements of Messrs. Bocklund and Fox provide for an annual bonus based upon revenue and net income achievements of the Company. Mr. Hamer's employment agreement provides for payment of commissions if the Company's quarterly plans are achieved. All of these agreements provide for certain benefits, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The term of the employment agreements of Messrs. Bocklund and Hamer expires July 31, 1998. The term of Mr. Fox's employment agreement expires August 18, 1998. Each of these individuals has entered into a Noncompete Agreement effective during the term of each individual's employment agreement.

401(K) PROFIT SHARING & SAVINGS PLAN

     In July 1992, the Company established the Transcrypt International Employees Profit Sharing & Savings Plan (the "Benefit Plan"). The Benefit Plan consists of a 401(k) eligible savings plan, which is intended to comply with Sections 401(a) and 401(k) of the Code and the applicable provisions of the Employee Retirement Income Security Act of 1974, and a profit sharing plan. Amounts contributed to the Benefit Plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Code. Employees of the Company that have completed at least one year of service are eligible to participate in the profit sharing plan and employees that have completed six months of service are eligible to participate in the 401(k) eligible savings plan. Participating employees are entitled to make pre-tax contributions to their 401(k) accounts, subject to certain maximum annual limits imposed by law ($9,500 in 1996), and certain other limitations. The Company may elect to make a discretionary contribution to the Benefit Plan each year. Employees are always fully vested in their own contributions, and the Company's contributions vest in participating employees over a six-year period at 20% per year beginning in the second year. Distributions generally are payable in a lump-sum after retirement, disability or death and, in certain circumstances, upon termination of employment with the Company for other reasons. The Company has paid or accrued contributions to the Benefit Plan (including the 401(k) eligible savings plan and profit sharing plan) of $74,091 in the six months ended June 30, 1997 and $83,788 in 1996.

                              CERTAIN TRANSACTIONS

     On January 15, 1994, the Company borrowed from the Nebraska Investment Finance Authority ("NIFA") $850,000 in proceeds through the issuance of Industrial Development Revenue Bonds, Series 1994, issued pursuant to a Trust Indenture by and between NIFA and Norwest Bank of Nebraska, N.A., as trustee. In connection with the borrowing, the Company executed a non-amortizing promissory note under which the principal was due in a balloon payment in January 2004. The note bore interest at a rate of 6.25% per annum, with interest due quarterly on July 15, October 15, January 15 and April 15 of each year. The note was secured by a Deed of Trust and Construction Security Agreement from the Company to the trustee. The Company used the proceeds from the borrowing to finance the construction of its Lincoln facility. The bonds were privately placed with Security National Bank of Superior, which is owned and controlled by certain stockholders of the Company, including the Estate of Harold S. Myers, David C. Myers and Steven Wright. In March 1997, the Company repaid this borrowing in full. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In November 1993, the Company entered into a transaction with the University of Nebraska Foundation ("UNF") in which the Company sold its then existing facility to UNF and purchased from UNF approximately 10 acres of land in the University of Nebraska Technology Park, which is being developed by UNF. In the transaction, the Company transferred land and improvements valued at $525,000 to UNF and received from UNF $450,000 in cash and land valued at $75,000. The Company has since constructed its current headquarters and manufacturing facility on the land acquired from UNF. The value of the property sold by the Company in the transaction was based upon an appraisal. The Company believes that the price it paid for the land acquired in the transaction was approximately equal to UNF's cost, and that such price was favorable to the Company as a result of UNF's desire to induce the Company to become the first technology company to locate in the University of Nebraska Technology Park. UNF owned 10.9% of the outstanding Common Stock of the Company as of August 31, 1997 and Terry L. Fairfield, President and Chief Executive Officer of UNF, is a director of the Company. The determination of the values used in this transaction was made for the Company by Mr. Connor.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of August 31, 1997 and as adjusted to reflect the sale of shares offered pursuant to this Prospectus, by (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) each director, (iii) each Named Executive Officer, (iv) all executive officers and directors as a group, and (v) each Selling Stockholder.

                                              SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                OWNED PRIOR TO                           OWNED AFTER
                                                OFFERING(1)(2)        NUMBER OF       OFFERING(1)(2)(3)
                                              -------------------       SHARES       -------------------
              NAME AND ADDRESS                 NUMBER     PERCENT     OFFERED(4)      NUMBER     PERCENT
--------------------------------------------  ---------   -------     ----------     ---------   -------
John T. Connor(5)...........................  1,895,785    18.0%         95,000      1,705,785    13.1%
  4800 NW 1st Street
  Lincoln, Nebraska 68521
Janice K. Connor(6).........................  1,506,528    14.9%         95,000      1,411,528    11.1%
  4800 NW 1st Street
  Lincoln, Nebraska 68521
University of Nebraska Foundation...........  1,106,622    10.9%        230,338        876,284     6.9%
  1111 Lincoln Mall, Suite 200
  P.O. Box 82555
  Lincoln, Nebraska 68501-2555
First Commerce Bancshares, Inc.(7)..........    681,692     6.7%             --        681,692     5.4%
  NBC Center, 3rd Floor
  13th & O Streets
  Lincoln, Nebraska 68508
Farm Bureau Insurance Company...............    605,898     6.0%        605,898             --       --
  5400 University Avenue
  Des Moines, Iowa 50265
NorAm Energy Corp. .........................    457,856     4.5%        457,856             --       --
  1111 Louisiana Street, 43rd Floor
  Houston, Texas 77002
Estate of Harold S. Myers...................    391,299     3.9%         91,299        300,000     2.4%
  635 South 14th Street, Suite 320
  Lincoln, Nebraska 68508
Intek Diversified Corporation...............    374,609     3.7%        374,609             --
  214 Carnegie Center, Suite 304
  Princeton, New Jersey 08540
The Security Mutual Life Insurance
  Company...................................    340,972     3.4%         50,000        290,972     2.3%
  200 Centennial Mall North
  Lincoln, Nebraska 68508
Jeffery L. Fuller(8)........................    163,829     1.6%             --        163,829     1.3%
C. Eric Baumann(8)..........................     32,766        *             --         32,766        *
Joel K. Young(8)............................     32,766        *             --         32,766        *
Thomas R. Larsen(8).........................      1,000        *             --          1,000        *
Terry L. Fairfield(8)(9)....................      1,000        *             --          1,000        *
Thomas E. Henning(10)(11)...................      4,000        *             --          4,000        *
Thomas C. Smith(11).........................      2,800        *             --          2,800        *
Thomas R. Thomsen(12).......................      8,553        *             --          8,553        *
Winston J. Wade(8)(9).......................      7,553        *             --          7,553        *
All executive officers and directors as a
  group (14 persons)........................  2,182,818    20.2%             --      1,992,818    15.0%

(footnotes on following page)

---------------

  *  Less than 1%.

 (1) Shares of Common Stock issuable upon exercise of stock options currently exercisable, or exercisable within 60 days of the date of this offering, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power, if any, with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Percentage ownership is based on 10,115,543 shares of Common Stock outstanding prior to this offering and 12,710,543 shares of Common Stock outstanding after this offering.

 (3) Assumes that the Underwriters' over-allotment option is not exercised.

 (4) Does not include shares which may be used to cover over-allotments, if any. If the Underwriters exercise their over-allotment option in full, the following Selling Stockholders will be selling the indicated number of additional shares: John T. Connor (99,629 shares), Janice K. Connor (99,628 shares), University of Nebraska Foundation (214,662 shares), The Security Mutual Life Insurance Company (25,000 shares), Jeffery L. Fuller (30,000 shares), Joel K. Young (5,000 shares), Michael P. Wallace (5,000 shares),
     C. Eric Baumann (5,000 shares), Stephen Cass (5,000 shares) and Rebecca T. Schultz (1,600 shares).

 (5) Includes 714,033 shares prior to the Offering and 619,033 shares after the Offering which are held of record by Janice K. Connor and 95,358 shares held by or in trust for other members of the Connor family, of which Mr. Connor disclaims beneficial ownership, and 389,257 shares prior to the Offering and 294,257 shares after the Offering which are issuable upon the exercise of stock options that are exercisable within 60 days of the date of this Prospectus.

 (6) Includes 697,137 shares held of record by John T. Connor and 95,358 shares held by or in trust for other members of the Connor family, of which Mrs. Connor disclaims beneficial ownership.

 (7) Shares of Common Stock owned by First Commerce Bancshares, Inc. include 217,542 shares of Non-Voting Common Stock. Pursuant to the Company's Certificate of Incorporation, upon the disposition of the Non-Voting Common Stock by First Commerce Bancshares, Inc., voting rights will be restored to these shares. See "Description of Capital Stock."

 (8) Consists of shares issuable upon the exercise of stock options that are exercisable within 60 days of the date of this Prospectus.

 (9) Does not include shares held by the University of Nebraska Foundation, of which Mr. Fairfield serves as President and Chief Executive Officer and for which Mr. Wade serves as director.

(10) Does not include 340,972 shares held by The Security Mutual Life Insurance Company, of which Mr. Henning serves as President, Chief Executive Officer and director.

(11) Includes 1,000 shares issuable upon the exercise of stock options that are exercisable within 60 days of the date of this Prospectus.

(12) Includes 7,553 shares issuable upon the exercise of stock options that are exercisable within 60 days of the date of this Prospectus.

                            DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value, and 3,000,000 shares of Preferred Stock, $0.01 par value. At August 31, 1997, there were 10,115,543 shares of Common Stock outstanding, held of record by approximately 105 record holders.

COMMON STOCK

     Holders of Common Stock (other than the Non-Voting Common Stock) are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Of the 20,000,000 shares of Common Stock authorized by the Company's Certificate of Incorporation, 600,000 shares have been authorized for issuance as Non-Voting Common Stock, of which 217,542 shares were outstanding at June 30, 1997. All of the shares of Non-Voting Common Stock were issued to a bank holding company which is restricted from owning more than five percent of the voting Common Stock of the Company. Pursuant to the Company's Certificate of Incorporation, upon the disposition of the outstanding Non-Voting Common Stock by such stockholder, its subsidiaries or affiliates, or any of their successors, the voting rights will be restored to these shares.

PREFERRED STOCK

     The Board of Directors has the authority, without any further vote or action by the stockholders, to issue up to 3,000,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, to fix the designations, preferences, limitations and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series, and to determine the voting powers, if any of, such shares. The issuance of Preferred Stock could adversely affect, among other things, the rights of existing stockholders or could delay or prevent a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any such issuance could have the effect of delaying, deferring or preventing a change in control of the Company and could make the removal of the present management of the Company more difficult. The Company has no current plans to issue any Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Certain provisions of Delaware law and the Company's Certificate of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     The Company will be subject to the provisions of Section 203 of the Delaware law. In general, this section prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

     The Company's Certificate of Incorporation provides that, as of the date following the effectiveness of this offering, the Board of Directors will be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their three-year terms. The classification of the Board of Directors makes it more difficult for the Company's stockholders to replace the Board of Directors, as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, beginning on the date following the effectiveness of this offering, the Company will not have cumulative voting rights in the election of its directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors as each class of directors' terms expires. See "Risk Factors -- Control by Existing Stockholders."

     The Company's Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Certificate of Incorporation provides that special meetings of stockholders can be called only by the Company's Board of Directors, Chairman of the Board, President or Chief Executive Officer, or at the written request of holders of not less than 25% of the voting shares. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company. The Company's Certificate of Incorporation provides that the Board of Directors is authorized to amend the Bylaws only by the affirmative vote of 60% or more of the entire Board of Directors, and the Company's stockholders may amend the Bylaws only upon the affirmative vote of the holders of 75% or more of the voting shares. In addition, the Company's Certificate of Incorporation provides that certain articles of the Certificate of Incorporation may be amended only upon the affirmative vote of the holders of 75% or more of the voting shares, including articles containing provisions dealing with, among other things: (i) the ability of the Board of Directors to establish a rights plan without specific approval of the stockholders; (ii) the aforementioned voting requirements for amending the Bylaws; (iii) the size and classification of the Board of Directors; (iv) the directors' indemnification contained in the Certificate of Incorporation; (v) the duty of care of the directors set forth in the Certificate of Incorporation; and (vi) the denial of cumulative voting and stockholder action by written consent and the procedures for calling special meetings.

     Additionally, the Certificate of Incorporation authorizes the Board of Directors to create and issue rights to purchase shares of the Company's authorized but unissued capital stock or other securities. The Board is authorized to determine, with respect to such rights, (i) the initial exercise price; (ii) period for exercise; (iii) adjustment provisions in the event of a business combination, reorganization or other transaction; (iv) redemption provisions; and (v) provisions which deny exercise privileges to rights holders who own at least a specified percentage of the outstanding capital stock of the Company or which cause such rights to become void. The Board has not created or issued any such rights and has no present intention to do so.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of this offering, the Company will have outstanding 12,710,543 shares (12,946,624 shares assuming the full exercise of the Underwriters' over-allotment option) of Common Stock, assuming no exercise of options granted under the Company's 1996 Stock Incentive Plan. Of these shares, the 2,500,000 shares offered hereby by the Company and the 2,000,000 shares offered hereby by the Selling Stockholders (2,684,481 shares and 2,490,519 shares, respectively, assuming the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined for purposes of Rule 144 promulgated under the Securities Act (i.e., directors, officers and 10% or greater stockholders). Of the remaining 8,210,543 shares (7,771,624 shares assuming the full exercise of the Underwriters' over-allotment option), 3,883,270 shares are freely tradeable without restriction under the Securities Act and 4,327,273 shares (3,888,354 shares assuming the Underwriters' over-allotment option is exercised in full) are "restricted" securities under the Securities Act (the "Restricted Shares"). Of the Restricted Shares, 1,411,528 are deemed to be held by "affiliates" of the Company.

     None of the Restricted Shares may be sold in the public market unless registered under the Securities Act or upon qualification under an exemption from registration under Rules 144 or 701 promulgated under the Securities Act. Under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned Restricted Shares for at least one year (including in certain circumstances the holding period of a prior owner except an affiliate), and any person who is an affiliate of the Company whose shares are not restricted securities, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 127,105 shares immediately following this offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. The Company believes, under interpretations of Rules 144 and 145 under the Securities Act, that the holding period applicable to 4,284,000 of the Restricted Shares began on June 30, 1996, while the holding period applicable to the remaining 43,273 of the Restricted Shares began on September 30, 1996.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     As of August 31, 1997, an aggregate of 706,533 shares of Common Stock were issuable upon the exercise of vested stock options under the Company's 1996 Stock Incentive Plan and an aggregate of 369,000 shares were subject to issuance upon the exercise of granted but unvested stock options. An aggregate of 1,200,000 shares of Common Stock have been reserved for issuance under the Company's 1996 Stock Incentive Plan. In addition, the Company has filed a registration statement on Form S-8 under the Securities Act covering the 1,200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company and the lock-up agreements described below, be available for sale in the open market, subject to applicable vesting restrictions on stock options.

     All directors, officers, selling stockholders and holders of stock options issued by the Company have entered into contractual "lock-up" agreements providing that they will not offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock, nor any options, warrants or other securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired, or in any manner transfer all or a portion of the economic consequences associated with their ownership of the Common Stock of the Company, for a period of 180 days after the effective date of this offering, without the prior written consent of Furman Selz LLC. As a result of these contractual restrictions, shares subject to lock-up agreements will not be saleable until the agreements expire.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives Furman Selz LLC, NationsBanc Montgomery Securities, Inc. and Dain Bosworth Incorporated have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                UNDERWRITER                        NUMBER OF SHARES
            ---------------------------------------------------    ----------------
            Furman Selz LLC....................................        1,755,000
            NationsBanc Montgomery Securities, Inc.............        1,755,000
            Dain Bosworth Incorporated.........................          871,500
            Kirkpatrick, Pettis, Smith, Polian Inc. ...........           39,500
            Chatsworth Securities LLC..........................           39,500
            Cruttenden Roth Incorporated.......................           39,500
                                                                       ---------
                      Total....................................        4,500,000
                                                                       =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.65 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company and certain Selling Stockholders have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 675,000 additional shares of Common Stock, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,500,000, and the Company and such Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,500,000 shares of Common Stock are being offered.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

     The Company and each of its directors and executive officers and certain of its security holders, who in the aggregate will hold, following this offering, 1,346,328 shares of Common Stock and options to purchase 912,427 shares of Common Stock, have agreed that they will not directly or indirectly, without the prior written consent of Furman Selz LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Katten Muchin & Zavis, Chicago, Illinois.

     The reference in this Prospectus set forth under the caption "Business -- Intellectual Property" to the opinion of Zarley, McKee, Thomte, Voorhees & Sease, P.L.C., patent counsel for the Company, has been authorized by such counsel and is included herein in reliance upon such counsel's authority as experts on patent law.

                                    EXPERTS

     The financial statements of Transcrypt International, Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of E.F. Johnson Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to E.F. Johnson Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, including the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. All of these documents may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy or information statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copies may be obtained from the sources indicated. In addition, the Company's Common Stock is traded on the Nasdaq National Market, and the Company's reports, proxy or information statements and other information may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
TRANSCRYPT INTERNATIONAL, INC.
  Report of Independent Accountants...................................................    F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997......    F-3
  Consolidated Statements of Income (Loss) for the Years Ended December 31, 1994, 1995
     and 1996 and the Six Months Ended June 30, 1996 and 1997.........................    F-4
  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
     December 31, 1994, 1995 and 1996 and the Six Months ended June 30, 1997..........    F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995
     and 1996 and the Six Months Ended June 30, 1996 and 1997.........................    F-6
  Notes to Consolidated Financial Statements..........................................    F-8

E.F. JOHNSON COMPANY
  Report of Independent Accountants...................................................   F-17
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 29, 1997......   F-18
  Consolidated Statements of Operations for the Years Ended December 31, 1994, 1995
     and 1996 and the Six Months Ended June 30, 1996 and June 29, 1997................   F-19
  Consolidated Statements of Shareholders' Equity (Deficit) for the Years Ended
     December 31, 1994, 1995 and 1996 and the Six Months Ended June 30, 1996 and June
     29, 1997.........................................................................   F-20
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995
     and 1996 and the Six Months Ended June 30, 1996 and June 29, 1997................   F-21
  Notes to Consolidated Financial Statements..........................................   F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Transcrypt International, Inc.

     We have audited the accompanying consolidated balance sheets of Transcrypt International, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transcrypt International, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Lincoln, Nebraska
February 3, 1997

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997

                                     ASSETS

                                                              DECEMBER 31,
                                                       --------------------------      JUNE 30,
                                                          1995           1996            1997
                                                       ----------     -----------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents..........................  $  291,712     $         0     $12,699,287
  Accounts receivable, net of allowance for doubtful
     accounts of $181,659, $430,251 and $737,584,
     respectively....................................   1,923,441       4,215,403       7,923,373
  Receivable -- employees and affiliate..............      57,791          11,247               0
  Inventory, net.....................................   1,119,763       2,261,381       2,718,157
  Prepaid expenses...................................      60,323          59,949         176,430
  Deferred tax assets................................           0         196,234         320,287
                                                       -----------     ----------     -----------
          Total current assets.......................   3,453,030       6,744,214      23,837,534
Property, plant and equipment, at cost, net of
  accumulated depreciation...........................   3,066,740       4,907,438       6,221,616
Deferred tax assets..................................           0       1,723,190       1,713,190
Intangible assets, net of accumulated amortization...   1,002,860          38,137          39,722
Deferred initial public offering costs...............           0         568,049               0
Other assets.........................................           0               0          39,158
                                                       -----------     ----------     -----------
                                                       $7,522,630     $13,981,028     $31,851,220
                                                       ===========     ==========     ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft.....................................  $        0     $   385,694     $         0
  Revolving line of credit...........................           0       1,022,000         152,000
  Current portion of capitalized lease obligations...      15,570          13,803           6,893
  Current portion of long-term debt..................     412,656         581,959               0
  Obligations under noncompete agreements............     340,000               0               0
  Accounts payable...................................     176,985       1,174,364       1,193,043
  Income taxes payable...............................           0         151,894          52,496
  Accrued expenses...................................     767,246         946,406       1,155,920
  Deferred revenue...................................      56,814               0               0
                                                       -----------     ----------     -----------
          Total current liabilities..................   1,769,271       4,276,120       2,560,352
Capitalized lease obligations, net of current
  portion............................................      15,099           1,296               0
Long-term debt, net of current portion...............   1,831,493       1,838,646       2,850,000
Revolving line of credit.............................           0         792,070               0
                                                       -----------     ----------     -----------
                                                        3,615,863       6,908,132       5,410,352
                                                       -----------     ----------     -----------
Commitments and contingencies (Note 10)
Stockholders' equity:
  Partners' capital..................................   3,906,767
  Preferred stock, ($.01 par value; 3,000,000 shares
     authorized; none issued)
  Common stock ($.01 par value; 19,400,000 voting
     shares authorized, 6,565,536 issued and
     outstanding as of December 31, 1996 and
     9,065,536 issued and outstanding as of June 30,
     1997; 600,000 nonvoting shares authorized,
     217,542 issued and outstanding).................           0          67,831          92,831
  Additional paid-in capital.........................           0       9,683,381      27,368,089
  Retained deficit...................................           0      (2,678,316)     (1,020,052)
                                                       -----------     ----------     -----------
                                                        3,906,767       7,072,896      26,440,868
                                                       -----------     ----------     -----------
                                                       $7,522,630     $13,981,028     $31,851,220
                                                       ===========     ==========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS
                                     ENDED
                             JUNE 30, 1996 AND 1997

                                          YEAR ENDED DECEMBER 31,             SIX-MONTH       SIX-MONTH
                                   --------------------------------------   PERIOD ENDED    PERIOD ENDED
                                      1994         1995          1996       JUNE 30, 1996   JUNE 30, 1997
                                   ----------   -----------   -----------   -------------   -------------
                                                                             (UNAUDITED)     (UNAUDITED)
Revenues.........................  $9,155,164   $ 8,128,200   $13,775,597    $  5,727,829    $ 10,277,993
Cost of sales....................   2,901,577     2,982,942     4,864,589       1,849,747       3,864,889
                                   ----------   -----------   -----------      ----------     -----------
     Gross profit................   6,253,587     5,145,258     8,911,008       3,878,082       6,413,104
Operating costs and expenses:
  Research and development.......   1,179,540     1,953,068     2,233,753       1,084,618       1,315,789
  Sales and marketing............   1,589,632     2,109,393     2,102,753         835,122       1,965,212
  General and administrative.....   1,074,408     1,190,751     1,412,856         694,311       1,037,460
  Special compensation expense...           0             0     5,568,250               0               0
  Amortization of acquisition
     related expense.............   1,092,426     1,092,680     1,001,666         546,340               0
                                   ----------   -----------   -----------      ----------     -----------
     Total operating costs and
       expenses..................   4,936,006     6,345,892    12,319,278       3,160,391       4,318,461
                                   ----------   -----------   -----------      ----------     -----------
Income (loss) from operations....   1,317,581    (1,200,634)   (3,408,270)        717,691       2,094,643
Interest income..................      34,147        53,297        30,567          24,614         317,642
Interest expense.................    (144,940)     (190,403)     (161,905)        (75,109)        (81,772)
                                   ----------   -----------   -----------      ----------     -----------
Income (loss) before income
  taxes..........................   1,206,788    (1,337,740)   (3,539,608)        667,196    $  2,330,513
Provision (benefit) for income
  taxes..........................           0             0    (1,528,488)              0         672,249
                                   ----------   -----------   -----------      ----------     -----------
Net income (loss)................  $1,206,788   $(1,337,740)  $(2,011,120)   $    667,196    $  1,658,264
                                   ==========   ===========   ===========      ==========     ===========
Pro forma information:
  Income (loss) before pro forma
     income taxes................               $(1,337,740)  $(3,539,608)   $    667,196    $  2,330,513
  Pro forma and provision
     (benefit) for income
     taxes.......................                  (496,316)   (1,393,209)        134,645         672,249
                                                -----------   -----------      ----------     -----------
  Pro forma and net income
     (loss)......................               $  (841,424)  $(2,146,399)   $    532,551    $  1,658,264
                                                ===========   ===========      ==========     ===========
  Pro forma and net income (loss)
     per share...................               $      (.12)  $      (.31)   $       0.08    $       0.17
                                                ===========   ===========      ==========     ===========
  Weighted average common and
     common equivalent shares
     outstanding.................                 6,968,712     6,968,712       6,968,712       9,596,406
                                                ===========   ===========      ==========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS
                              ENDED JUNE 30, 1997

                                                       COMMON STOCK
                                                    -------------------   ADDITIONAL
                                                                  PAR       PAID-IN      RETAINED      PARTNERS'
                                         UNITS       SHARES      VALUE      CAPITAL       DEFICIT       CAPITAL        TOTAL
                                       ----------   ---------   -------   -----------   -----------   -----------   -----------
Balance, December 31, 1993...........   4,975,434           0   $     0   $         0   $         0   $ 4,599,191   $ 4,599,191
Additional investment................     200,000           0         0             0             0     1,000,007     1,000,007
Distributions........................           0           0         0             0             0      (861,482)     (861,482)
Net income...........................           0           0         0             0             0     1,206,788     1,206,788
                                       ----------   ----------  -------    ----------   -----------   -----------   -----------
Balance, December 31, 1994...........   5,175,434           0         0             0             0     5,944,504     5,944,504
Distributions........................           0           0         0             0             0      (699,997)     (699,997)
Net loss.............................           0           0         0             0             0    (1,337,740)   (1,337,740)
                                       ----------   ----------  -------    ----------   -----------   -----------   -----------
Balance, December 31, 1995...........   5,175,434           0         0             0             0     3,906,767     3,906,767
Distributions........................           0           0         0             0             0      (181,001)     (181,001)
Net income (loss)....................           0           0         0             0    (2,678,316)      667,196    (2,011,120)
Issuance of stock in exchange for
  units of the Predecessor...........  (5,175,434)  5,175,434    51,754     4,341,208             0    (4,392,962)            0
Additional shares issued in
  1.3106311-for-1 stock split
  effected in the form of a stock
  dividend...........................           0   1,607,644    16,077       (16,077)            0             0             0
Special compensation -- options
  issued.............................           0           0         0     5,358,250             0             0     5,358,250
                                       ----------   ----------  -------    ----------   -----------   -----------   -----------
Balance, December 31, 1996...........           0   6,783,078    67,831     9,683,381    (2,678,316)            0     7,072,896
(Unaudited)
Issuance of common stock.............           0   2,500,000    25,000    17,684,708             0             0    17,709,708
Net income...........................           0           0         0             0     1,658,264             0     1,658,264
                                       ----------   ----------  -------    ----------   -----------   -----------   -----------
Balance, June 30, 1997...............           0   9,283,078   $92,831   $27,368,089   $(1,020,052)  $         0   $26,440,868
                                       ==========   ==========  =======    ==========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                                                             SIX-MONTH
                                                                                              PERIOD
                                          YEAR ENDED DECEMBER 31,             SIX-MONTH        ENDED
                                  ---------------------------------------   PERIOD ENDED     JUNE 30,
                                     1994          1995          1996       JUNE 30, 1996      1997
                                  -----------   -----------   -----------   -------------   -----------
                                                                             (UNAUDITED)    (UNAUDITED)
Cash flows from operating
  activities:
  Net income (loss).............  $ 1,206,788   $(1,337,740)  $(2,011,120)   $    667,196   $ 1,658,264
                                  -----------   -----------   -----------      ----------   -----------
  Adjustments to reconcile net
     income (loss) to net cash
     provided by operating
     activities:
     Special compensation
       expense..................            0             0     5,358,250               0             0
     Depreciation...............      350,188       532,288       615,112         386,017       341,714
     Amortization...............    1,092,426     1,092,680     1,001,666         546,340             0
     Loss (gain) on sale of
       fixed assets.............       42,449        (2,446)        5,526           8,590             0
     Provisions for warranty,
       bad debt and inventory
       reserves.................      314,589       195,824       413,705          50,842       924,562
     Deferred tax benefit.......            0             0    (1,919,424)              0      (114,053)
  Changes in:
     Accounts receivable........      (63,090)     (672,929)   (2,540,554)       (145,880)   (4,267,597)
     Related party
       receivables..............       44,571        (4,290)       46,544               0        11,247
     Inventory..................     (174,916)       82,850    (1,282,589)        (14,995)     (514,807)
     Prepaid expenses and other
       assets...................     (125,026)      117,499           374        (156,848)     (105,234)
     Accounts payable...........       10,794      (116,470)      570,339          (8,866)      201,129
     Income taxes payable.......            0             0       151,894               0      (131,881)
     Accrued expenses...........      195,147       264,010        23,960         (55,159)      226,517
     Deferred revenue...........      (35,394)      (96,204)      (56,814)         (2,192)            0
                                  -----------   -----------   -----------      ----------   -----------
          Total adjustments.....    1,651,738     1,392,812     2,387,989         607,849    (3,428,403)
                                  -----------   -----------   -----------      ----------   -----------
          Net cash provided by
            (used in) operating
            activities..........    2,858,526        55,072       376,869       1,275,045    (1,770,139)
                                  -----------   -----------   -----------      ----------   -----------
Cash flows from investing
  activities:
  Issue notes receivable........       (1,833)      (11,846)            0               0             0
  Payments received on note
     receivable.................        5,000        10,394             0               0             0
  Proceeds from sale of fixed
     assets.....................      591,084        37,089        30,833               0             0
  Purchase of fixed assets......   (1,992,017)   (1,029,471)   (2,118,400)       (540,798)   (1,572,357)
  Increase in patents and
     trademarks.................       (2,993)         (904)      (36,943)              0             0
  Payments under noncompete
     agreement..................     (340,000)     (340,000)     (340,000)       (170,000)            0
                                  -----------   -----------   -----------      ----------   -----------
          Net cash used in
            investing
            activities..........   (1,740,759)   (1,334,738)   (2,464,510)       (760,798)   (1,572,357)
                                  -----------   -----------   -----------      ----------   -----------
Cash flows from financing
  activities:
  Issuance of industrial
     development revenue
     bonds......................            0             0             0               0     2,850,000
  Payment of industrial
     development revenue
     bonds......................            0             0             0               0      (850,000)

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

                                                                                             SIX-MONTH
                                                                                              PERIOD
                                                                              SIX-MONTH        ENDED
                                          YEAR ENDED DECEMBER 31,           PERIOD ENDED     JUNE 30,
                                     1994          1995          1996       JUNE 30, 1996      1997
                                  -----------   -----------   -----------    ----------     -----------
                                                                             (UNAUDITED)    (UNAUDITED)
  Debt issuance costs of
     industrial development
     revenue bonds..............            0             0             0               0       (75,493)
  Borrowings on term loan and
     operating line of credit...    2,363,000     1,016,000     2,398,867               0             0
  Payments on term loan and
     operating line of credit...   (1,743,792)     (866,708)     (408,341)       (206,970)   (3,236,738)
  Principal payments on
     capitalized leases.........      (13,648)      (13,377)      (15,570)              0             0
  Proceeds from issuance of
     partnership interests......    1,000,007             0             0               0             0
  Partnership distributions
     paid.......................     (861,482)     (699,997)     (181,001)       (181,001)            0
  Bank overdraft................            0             0       385,694               0      (385,694)
  Deferred initial public
     offering costs.............            0             0      (383,720)
  Proceeds from IPO, net........            0             0             0               0    17,709,708
                                  -----------   -----------   -----------      ----------   -----------
          Net cash provided by
            (used in) financing
            activities..........      744,085      (564,082)    1,795,929        (387,971)   16,011,783
                                  -----------   -----------   -----------      ----------   -----------
Net increase (decrease) in cash
  and cash equivalents..........    1,861,852    (1,843,748)     (291,712)        126,276    12,699,287
Cash and cash equivalents,
  beginning of period...........      273,608     2,135,460       291,712         291,712             0
                                  -----------   -----------   -----------      ----------   -----------
Cash and cash equivalents, end
  of period.....................  $ 2,135,460   $   291,712   $         0   $     417,988   $12,699,287
                                  ===========   ===========   ===========      ==========   ===========
Supplemental disclosures of cash
  flow information:
  Interest paid, net of amounts
     capitalized................  $   137,481   $   190,403   $   162,649   $      76,132   $    72,547
  Income taxes paid.............  $         0   $         0   $   293,700   $       6,500   $   885,700
Supplemental disclosure of
  noncash investing activities:
  Additions to fixed assets
     included in accounts
     payable....................                              $   173,769
  Additions to deferred initial
     public offering costs
     included in accounts
     payable and accrued
     liabilities................                              $   184,329

   The accompanying notes are an integral part of the consolidated financial statements.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period presentation.

ORGANIZATION

     Transcrypt International, Ltd. (the "Predecessor") was a limited partnership formed in 1991 composed of the general partner, Transcrypt International, Inc. (a Nebraska corporation) and various limited partners. One percent of the profits or losses was allocated to the general partner and the remaining 99% was allocated to the limited partners based on their respective units of partnership interest.

     Effective June 30, 1996, the assets and liabilities of the partnership were merged tax-free into a Delaware corporation, Transcrypt International, Inc. (the "Company"). Each respective partnership unit was converted pro rata into common shares of the Company.

     The Company is engaged in the design, manufacture and marketing of information security products for the land mobile radio and cellular telephone markets. The Company markets its products to customers worldwide.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities less than 90 days as cash equivalents. The Company places its temporary cash investments with high credit qualified financial institutions.

INVENTORY

     Inventory is recorded at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. The Company's policy is to capitalize expenditures for major improvements and to charge to operating expenses the cost of current maintenance and repairs. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. Any resulting gain or loss is included in current operating results. For the years ended December 31, 1994, 1995 and 1996, $28,776, $0 and $7,210 of interest expense was capitalized, respectively.

INTANGIBLE ASSETS

     Intangibles are carried at cost less applicable amortization. Provision for amortization of intangible assets is based upon the estimated useful lives of the related assets and is computed using the straight-line method. All intangible assets are being amortized over five years. Management reviews intangible assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

     The Predecessor as a partnership was not subject to Federal or state income taxes. Any tax liabilities arising from the Predecessor's operations were the direct responsibility of the individual partners.

     Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates and laws applicable to the years in which the differences are expected to reverse. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. Income tax expense is comprised of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

PRO FORMA PROVISION FOR INCOME TAXES

     The pro forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a C Corporation under the Internal Revenue Code for the entire year. The actual provision for income taxes for 1996 included in the consolidated statement of income (loss) is reflective only of the results of operations for the period that the Company was a C Corporation, July 1, 1996 through December 31, 1996.

REVENUE RECOGNITION

     Revenues are recorded when products are shipped or services are rendered. Costs associated with the installation and servicing of equipment are charged to expense as incurred and allowances are provided for returns. The Company defers income for prepayments of significant initial engineering costs which are components of the selling price of certain products sold. Also included in deferred revenue are prepayments from foreign customers for which goods cannot be shipped until certain export regulations are met.

EXPORT SALES

     A significant portion of the Company's sales are made to customers outside of the United States. Export sales are recorded and settled in U.S. dollars. Total export sales by geographic area were as follows:

                                                    1994           1995           1996
                                                 -----------    -----------    -----------
        Europe.................................   $2,580,000     $2,464,000     $2,501,000
        Middle East............................    1,692,000      2,276,000      1,831,000
        Latin America..........................      978,000      1,060,000      2,412,000
                                                  ----------     ----------     ----------
                                                  $5,250,000     $5,800,000     $6,744,000
                                                  ==========     ==========     ==========

WARRANTY COSTS

     The Company provides for warranty costs based on estimated future expenditures that will be incurred under product guarantees and warranties presently in force.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PRO FORMA NET INCOME (LOSS) PER SHARE

     Pro forma net income (loss) per share is computed on the basis of the weighted average number of partnership interest units outstanding during the year converted into common shares on a one-to-one ratio, adjusted for a stock dividend and including common stock equivalents.

        Common stock......................................................  6,783,078
        Common stock equivalents -- stock options.........................    185,634
                                                                            ---------
                                                                            6,968,712
                                                                            =========

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, options to purchase common stock granted with exercise prices below the assumed initial public offering price per share during the 12 months preceding the date of the initial filing of the Registration Statement are included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding for all periods presented.

STOCK SPLIT

     On September 30, 1996, the Board of Directors and the shareholders approved an increase in the Company's authorized common shares from 10 million to 20 million shares. On November 18, 1996, the Company declared a 1.3106311-for-1 stock split in the form of a stock dividend. All shares and per share information has been restated to reflect the split.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect carrying amounts of assets and liabilities and disclosures of contingent assets and liabilities as of financial statement dates, as well as the reported revenues and expenses for the years then ended. Actual results may differ from management's estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     In the opinion of management, the Company has made all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial condition as of June 30, 1997 and the results of operations and cash flows for the six months ended June 30, 1996 and 1997, as presented in the accompanying unaudited condensed consolidated financial statements.

 2. INVENTORY

     The following is a summary of inventory at December 31, 1995 and 1996, and June 30, 1997:

                                                                                        JUNE 30,
                                                            1995           1996           1997
                                                         ----------     ----------     ----------
Raw materials and supplies, net of reserve for
  obsolescence
  of $82,041, $38,848 and $96,879, respectively........  $  879,587     $1,316,932     $1,531,905
Work in process........................................     101,092        715,032        536,044
Finished goods.........................................     139,084        229,417        650,208
                                                         ----------     ----------     ----------
                                                         $1,119,763     $2,261,381     $2,718,157
                                                         ==========     ==========     ==========

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

 3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at December 31, 1995 and 1996:

                                                                 1995           1996
                                                              ----------     ----------
        Land................................................  $  150,000     $  150,000
        Building............................................   1,302,388      1,302,388
        Equipment...........................................   2,325,690      3,921,095
        Leased equipment....................................      74,329         74,329
        Automobiles.........................................      64,647         31,598
        Furniture and fixtures..............................     371,160        396,362
        Construction in progress............................           0        797,060
                                                              ----------     ----------
                                                               4,288,214      6,672,832
          Less accumulated depreciation and amortization....   1,221,474      1,765,394
                                                              ----------     ----------
                                                              $3,066,740     $4,907,438
                                                              ==========     ==========

 4. INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31, 1995 and 1996:

                                                                 1995           1996
                                                              ----------     ----------
        Proprietary technology..............................  $3,355,630     $3,355,630
        Noncompete agreements...............................   1,700,000      1,700,000
        Goodwill............................................     290,516        290,516
        Organization costs..................................     116,910        116,910
        Patents and trademarks..............................       5,522         42,465
                                                              ----------     ----------
                                                               5,468,578      5,505,521
          Less accumulated amortization.....................   4,465,718      5,467,384
                                                              ----------     ----------
                                                              $1,002,860     $   38,137
                                                              ==========     ==========

 5. REVOLVING LINES OF CREDIT

     The Company has a working capital revolving line of credit not to exceed $2,000,000 calculated using a specified borrowing base of eligible inventories and accounts receivable. In addition, the Company has a second revolving capital line of credit not to exceed $1,000,000, calculated using a specified borrowing base of certain eligible fixed assets. Interest for both lines of credit is payable monthly at a regional bank's national money market rate. The working capital line is collateralized by substantially all the Company's assets and the capital line is collateralized by certain fixed assets. At December 31, 1996, the Company had $1,022,000 outstanding on the working capital line of credit and $792,070 on the capital line of credit. The capital line of credit is due January 2002. In January 1997, the Company increased the working capital revolving line of credit not to exceed $3,000,000.

     Average borrowings under the Company's lines of credit and the weighted average interest rate during 1996 were $256,000 and 8.27%.

     As described in Note 15, the revolving lines of credit were repaid using a portion of the net proceeds from the initial public offering.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

 6. LONG-TERM DEBT

     Long-term debt at December 31, 1995 and 1996 and June 30, 1997 consists of the following:

                                                            1995         1996         1997
                                                         ----------   ----------   ----------
    Term note payable to bank due in monthly
      installments of $18,141 including interest at
      7.75% beginning in March 1993 until March 1996
      when it can be adjusted to a specified rate of a
      regional bank (8.75% at December 31, 1996).
      Principal is due in full in February 1998. The
      note is collateralized by essentially all the
      assets of the Company in addition to the personal
      guarantees of certain stockholders................ $  437,358   $  251,068   $        0
    Term note payable to bank due in monthly
      installments of $14,231 including interest at 8%
      beginning June 1994 until May 1996, when it can be
      adjusted to a specified rate of a regional bank
      (8.75% at December 31, 1996). Principal is due in
      full in May 1999. The note is collateralized by
      essentially all the assets of the Company in
      addition to personal guarantees of certain
      stockholders......................................    507,653      375,723            0
    Installment note for equipment purchase payable to
      bank due in monthly installments of $10,506
      including daily adjusted interest at a specified
      rate above the prime rate (8.25% at December 31,
      1996). The note is collateralized by specific
      equipment and inventory. The note is guaranteed by
      a stockholder.....................................    449,138      359,017            0
    Industrial development revenue bonds payable to bank
      with quarterly interest only payments beginning
      April 15, 1994 at 6.25% with principal due on
      January 15, 2004. This note is collateralized by a
      deed of trust.....................................    850,000      850,000            0
    Industrial development revenue bonds payable to bank
      due in annual principal payments of $140,000, plus
      interest at a variable rate (4.5% at June 30,
      1997) starting March 1, 1998 through March 1,
      2007, increasing to annual principal payments of
      $145,000 due March 1, 2008 through March 1, 2016
      with the remaining principal and accrued interest
      due March 1, 2017.................................          0            0    2,850,000
    Construction note payable to bank, due in August
      1997, including interest at 8.75%.................          0      584,797            0
                                                         ----------   ----------   ----------
                                                          2,244,149    2,420,605    2,850,000
      Less current portion..............................    412,656      581,959            0
                                                         ----------   ----------   ----------
                                                         $1,831,493   $1,838,646   $2,850,000
                                                         ==========   ==========   ==========

     The agreements of the term notes payable and the revolving bank notes payable discussed in Note 5 require, among other things, that the Company maintain certain levels of working capital, net worth and debt-to-equity ratios and limit capital expenditures, investments, other indebtedness, distributions, mergers and acquisitions.

     The construction note payable has been classified as long-term as the Company has received a letter of intent to refinance the note through issuance of industrial development revenue bonds upon completion of the construction project on terms similar to the existing industrial development revenue bonds payable.

     As described in Note 15, the term and installment notes payable were retired using a portion of the net proceeds from the initial public offering.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

 7. OBLIGATIONS UNDER NON-COMPETE AGREEMENTS

     In connection with the purchase of the net assets of Transcrypt International, Incorporated in 1991, the Company entered into non-compete agreements with the former owners which called for the Company to pay a total of $1,700,000 in consideration for the former owners' agreement not to compete for a period of five years. The remaining payments of $340,000 were paid in 1996.

 8. INCOME TAXES

     The components of the provision (benefit) for income taxes for the period ending December 31, 1996 are as follows:

        Current.........................................................  $   390,936
        Deferred........................................................   (1,919,424)
                                                                          -----------
                                                                          $(1,528,488)
                                                                          ===========

     The entire provision is comprised of federal taxes, as no state taxes are expected to be paid as a result of various state incentive tax credits for which the Company has qualified.

     The Company's tax provision effective tax rate on pretax income (loss) differs from U.S. federal statutory tax rate as follows:

        U.S. federal tax at statutory tax rate................  $(1,203,467)    (34.00)%
        Income taxable directly to partners of the
          Predecessor.........................................     (226,847)     (6.41)
        Benefit of foreign sales corporation..................      (52,969)     (1.49)
        Other.................................................      (45,205)     (1.28)
                                                                -----------     ------
                                                                $(1,528,488)    (43.18)%
                                                                ===========     ======

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred income taxes at December 31, 1996 relate to the following:

        Deferred tax assets:
          Special compensation expense...................................  $1,821,805
          Allowance for bad debts........................................     146,285
          Reserves for warranties and inventory obsolescence.............      38,136
          Difference between tax and book liability accruals.............      11,813
                                                                           ----------
                                                                            2,018,039
                                                                           ----------
        Deferred tax liabilities:
          Difference between tax and book depreciation...................      98,615
                                                                           ----------
        Net deferred asset...............................................  $1,919,424
                                                                           ==========

     Management believes it is more likely than not that future taxable income will be sufficient to fully utilize all deferred tax assets recorded.

 9. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                   1995         1996
                                                                 --------     --------
        Payroll, bonuses and employee benefits.................  $211,193     $304,297
        Warranty reserve.......................................    64,455       73,316
        Commissions............................................   265,440      101,163
        Special compensation expense...........................         0      210,000
        Other expenses.........................................   226,158      257,630
                                                                 --------     --------
                                                                 $767,246     $946,406
                                                                 ========     ========

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

10. COMMITMENTS AND CONTINGENCIES

     The Company has agreed to pay fees totaling $350,000 to its chairman and chief executive officer for initiating the purchase of the net assets of Transcrypt International, Incorporated in 1991. Payment is contingent upon the original limited partners receiving capital distributions equal to their original capital contributions or upon the approval of the Board of Directors of the Company for the sale of equity interests in the Company to the public. Payments of $70,000 have been made as of December 31, 1995 and an additional payment of $70,000 was approved and paid during February 1996. These payments were accounted for as a bonus and the officer has waived rights to receive fees to the extent of such payments. The Board of Directors approved the payment of the remaining $210,000 fees on September 30, 1996. These remaining fees are included in special compensation expense in the consolidated statements of income (loss). The $210,000 was paid in February 1997.

     In the normal course of its business activities, the Company is required under a contract with foreign governmental authorities to provide letters of credit that may be drawn upon if the Company fails to perform under their contracts. The letters of credit, which expire on various dates in 1997, have a total undrawn balance of $43,564 at December 31, 1996.

     The Company is involved in certain disputes as part of the ordinary course of its business. Management believes that the ultimate resolution of these disputes will not have a material adverse effect on its financial position, results of operations or cash flows.

11. OPTION PLANS

     In January 1992, the Board of Directors approved a 1992 Partnership Interest Option Plan which provided for the granting of up to 1,297,525 units of non-qualified interest options to certain officers and key employees. Under the Plan, the exercise price for the options was the fair market value at the date of grant as determined by the Board of Directors. The term of each option granted will in no event exceed 10 years from the date of grant. Effective June 30, 1996, the unit options were converted to stock options on a one to one ratio. No options were exercisable under the Plan provisions until the Board of Directors approved granting of all reserved options and full vesting of the 716,916 stock options on September 30, 1996. The vesting resulted in a special compensation charge of $5,358,250 in the quarter ended September 30, 1996.

     Effective as of September 6, 1996, the Company established the 1996 Stock Incentive Plan (the "Plan"). Any employee, including any director of the Company, and any nonemployee director or independent contractor of the Company is eligible to be considered for the issuance of shares of common stock, $0.01 par value per share, of the Company or of any other class of security or right of the Company which is convertible into common stock. The aggregate number of shares issued under the Plan shall not exceed 1,200,000. The aforementioned 716,916 options have been issued under the Plan, all of which are vested and compensation recognized. The Plan provides that unless otherwise provided by the Plan committee any stock option granted shall have an exercise price not less than 100% of the market value of a share of common stock on the date the option is granted and that the term of such option shall be ten years from date of grant. In January 1997, the Company granted stock options for an additional 325,000 shares, with an exercise price equal to the price per share in the initial public offering.

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

11. OPTION PLANS (CONTINUED)
     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1996 consistent with the provisions of SFAS No. 123, the Company's pro forma net loss and pro forma loss per share would have been as follows:

    Pro forma net loss -- as reported.......................................  $(2,146,399)
    Pro forma net loss -- as adjusted under SFAS No. 123....................   (2,211,519)
    Pro forma net loss per share -- as reported.............................         (.31)
    Pro forma net loss per share -- as adjusted under SFAS No. 123..........         (.32)

     Fair value of the options was not determinable prior to September 30, 1996 when the Board of Directors approved full vesting of the outstanding options.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options vested in 1996:

            Expected option life..........................................   9.0 ears
            Expected annual volatility....................................     0%
            Risk-free interest rate.......................................  6.50%
            Dividend yield................................................     0%

     The status of stock options under the Plan are summarized as follows:

                                                                          WEIGHTED
                                                                           AVERAGE
                                                              NUMBER OF   PRICE PER     OPTIONS
                                                               SHARES       SHARE     EXERCISABLE
                                                              ---------   ---------   -----------
    Balance at December 31, 1993............................    908,267     $ .77            --
      Granted...............................................     53,081      1.67
      Exercised.............................................          0
      Forfeited.............................................          0
                                                               --------     -----       -------
    Balance at December 31, 1994............................    961,348       .82            --
      Granted...............................................     27,523      3.05
      Exercised.............................................          0
      Forfeited.............................................   (572,090)      .87
                                                               --------     -----       -------
    Balance at December 31, 1995............................    416,781       .91            --
      Granted...............................................    300,135      3.05
      Exercised.............................................          0
      Forfeited.............................................          0
                                                               --------     -----       -------
    Balance at December 31, 1996............................    716,916      1.81       716,916
      Granted...............................................    276,600      8.00            --
      Exercised.............................................          0
      Forfeited.............................................          0
                                                               --------     -----       -------
    Balance at June 30, 1997 (Unaudited)....................    993,516     $3.53       716,916
                                                               ========     =====       =======

                                      WEIGHTED
                      NUMBER           AVERAGE       WEIGHTED         NUMBER         WEIGHTED
   RANGE OF       OUTSTANDING AT      REMAINING      AVERAGE      EXERCISABLE AT     AVERAGE
 EXERCISABLE       DECEMBER 31,      CONTRACTUAL     EXERCISE      DECEMBER 31,      EXERCISE
    PRICES             1996             LIFE          PRICE            1996           PRICE
--------------    --------------     -----------     --------     --------------     --------
$          .76        389,258         5.1 years       $  .76          389,258         $  .76
$         3.05        327,658         8.6 years         3.05          327,658           3.05
--------------    --------------     -----------     --------     --------------     --------
$ .76 to $3.05        716,916         6.7 years       $ 1.81          716,916         $ 1.81
   ===========    ===========          ========      =======       ==========        =======

                TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES

12. BENEFIT PLANS

     The Company has a profit sharing plan which covers substantially all employees. Contribution levels are determined by the Board of Directors annually. Profit sharing expense approximated $45,000, $27,500 and $60,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     The Company also has a 401(k) plan which covers substantially all employees. Participants may contribute up to 10% of their annual compensation and the Company makes matching contributions of 25% of the amount contributed by participants. Contributions may not exceed the maximum allowable by law. Company contributions approximated $11,000, $13,000 and $15,700 for the years ended December 31, 1994, 1995 and 1996, respectively.

13. CONCENTRATIONS

     Sales to major customers totaling over $200,000 each were as follows:

                                                         1994          1995          1996
                                                      ----------     --------     ----------
    Percent of total sales..........................          49%          44%            50%
    Number of major customers.......................           6            7             12
    Individual customers representing 10% or more of
      consolidated sales in each year:
      Motorola -- Poland............................  $2,044,350           --             --
      Ministry of Interior -- Egypt.................          --     $849,134             --
      Motorola, Inc.................................          --           --     $2,180,022

     In addition, a substantial portion of the Company's revenue is from customers in the governmental sector, both domestic and foreign. As of December 31, 1996, approximately 53% of the Company's accounts receivable were from seven customers. The Company's policy does not require significant collateral or other security to support such receivables, however, export sales are generally shipped against prepayments or backed by irrevocable letters of credit confirmed by U.S. banks.

     In addition to being a major customer, Motorola is also a key manufacturer of electronic components used by the Company. Purchases by the Company from Motorola totaled approximately $726,000 and $1,878,000 in 1995 and 1996, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all financial instruments in the consolidated balance sheets approximate fair values.

15. SUBSEQUENT EVENT

     On January 22, 1997, the Company completed an initial public offering of 2,900,000 shares of common stock at a price of $8.00 per share. Of the 2,900,000 shares offered, 2,500,000 shares were sold by the Company and 400,000 were sold by certain of the Company's stockholders. The Company's net proceeds from the offering, after underwriting commissions and expenses, were approximately $17,700,000.

     A portion of the Company's net proceeds from the offering was used to retire the term and installment notes payable and the revolving lines of credit. The remaining net proceeds are to be used for general working capital purposes and to support the Company's growth and business strategy.

                       REPORT OF INDEPENDENT ACCOUNTANTS

May 2, 1997

To the Board of Directors
  and Shareholders of
  E.F. Johnson Company

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity (deficit) and redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of E.F. Johnson Company and its subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in default under several debt arrangements, has suffered recurring losses from operations and has a capital deficiency. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP

Minneapolis, Minnesota

                              E.F. JOHNSON COMPANY

                           CONSOLIDATED BALANCE SHEET
                  (THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                           -------------------------       JUNE 29,
                                                               1995           1996           1997
                                                           ------------     --------     ------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash...................................................    $     86       $    176       $     76
  Trade accounts receivable, net of allowance for
     doubtful accounts of $2,699, $1,320 and $1,832,
     respectively........................................      13,929          9,468          8,060
  Receivable from sale of assets.........................      14,159            799            229
  Receivables from related parties.......................         286            463            463
  Inventories............................................      17,996         13,240         11,173
  Prepaid expenses and other current assets..............       1,498          2,106          1,638
                                                              -------        -------        -------
          Total current assets...........................      47,954         26,252         21,639
Property, plant and equipment, net.......................      10,095          7,040          6,233
Intangible assets, net...................................      12,877          6,170          5,618
Receivables from related parties.........................       1,748          1,624          1,624
Other assets.............................................       1,184          1,666            619
                                                              -------        -------        -------
          Total assets...................................    $ 73,858       $ 42,752       $ 35,733
                                                              =======        =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt...................    $  2,902       $ 11,623       $ 24,152
  Debt in default subject to acceleration................                     13,864
  Accounts payable.......................................       9,096         10,551         10,061
  Technology and license purchase payables...............       1,408          3,604          3,552
  Advance billings.......................................       2,888          3,586          3,063
  Accrued compensation and benefits......................       2,344          2,642          2,107
  Other accrued expenses.................................       3,593          4,391          4,700
                                                              -------        -------        -------
          Total current liabilities......................      22,231         50,261         47,635
                                                              -------        -------        -------
Long-term liabilities:
  Long-term debt.........................................      32,681          1,802          1,708
  Payable to related parties.............................       1,693          2,767          4,078
  Technology and license purchase payables...............       3,205
  Other..................................................         142            490          1,062
                                                              -------        -------        -------
          Total long-term liabilities....................      37,721          5,059          6,848
                                                              -------        -------        -------
          Total liabilities..............................      59,952         55,320         54,483
                                                              -------        -------        -------
Commitments and contingencies
Redeemable Series A preferred stock, $100 par value,
  80,000 shares authorized, issued and outstanding, at
  liquidation value......................................      10,240         10,880         11,200
Redeemable Series I Class B preferred stock, $.01 par
  value, 2,000,000 shares authorized, 925,850 Series I
  shares, issued and outstanding, at liquidation value...      10,480         11,118         11,452
Shareholders' equity (deficit):
  Common stock, $.01 par value, 10,000,000 shares
     authorized, 3,800,000 shares issued and
     outstanding.........................................          38             38             38
  Additional paid-in capital.............................         828            828            828
  Retained deficit.......................................      (7,680)       (35,432)       (42,268)
                                                              -------        -------        -------
          Total shareholders' equity (deficit)...........      (6,814)       (34,566)       (41,402)
                                                              -------        -------        -------
          Total liabilities, redeemable preferred stock
            and shareholders' equity (deficit)...........    $ 73,858       $ 42,752       $(35,733)
                                                              =======        =======        =======

        See accompanying notes to the consolidated financial statements.

                              E.F. JOHNSON COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (THOUSANDS OF DOLLARS)

                                                                                SIX MONTHS ENDED
                                                                               -------------------
                                              YEAR ENDED DECEMBER 31,           JUNE        JUNE
                                          --------------------------------       30,         29,
                                           1994        1995         1996        1996        1997
                                          -------     -------     --------     -------     -------
                                                                                   (UNAUDITED)
Net sales................................ $99,240     $88,932     $ 78,966     $43,166     $28,223
Cost of sales............................  60,349      60,630       50,623      26,717      18,157
                                          --------    -------      -------     -------     -------
Gross profit.............................  38,891      28,302       28,343      16,449      10,066
                                          --------    -------      -------     -------     -------
Operating expenses:
  Selling, general and administrative....  28,284      32,107       29,201      14,816      11,695
  Research and development...............   7,534       8,118        8,401       3,888       2,938
  Nonrecurring items (see note 14).......     890      (7,479)      13,521                    (666)
                                          --------    -------      -------     -------     -------
          Total operating expenses.......  36,708      32,746       51,123      18,704      13,967
Income (loss) from operations............   2,183      (4,444)     (22,780)     (2,255)     (3,901)
                                          --------    -------      -------     -------     -------
Other income (expense):
  Interest expense.......................  (3,075)     (4,505)      (3,924)     (1,854)     (2,407)
  Interest income........................     407         400          230         118         125
                                          --------    -------      -------     -------     -------
          Total other income (expense)...  (2,668)     (4,105)      (3,694)     (1,736)     (2,282)
                                          --------    -------      -------     -------     -------
Net loss before income tax...............    (485)     (8,549)     (26,474)     (3,991)     (6,183)
Income tax benefit.......................     578
                                          --------    -------      -------     -------     -------
Net (loss) income........................ $    93     $(8,549)    $(26,474)    $(3,991)    $(6,183)
                                          ========    =======      =======     =======     =======

        See accompanying notes to the consolidated financial statements.

                              E.F. JOHNSON COMPANY

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                         AND REDEEMABLE PREFERRED STOCK
                  (THOUSANDS OF DOLLARS EXCEPT SHARE AMOUNTS)

                                       REDEEMABLE PREFERRED STOCK                    SHAREHOLDERS' EQUITY (DEFICIT)
                                  ------------------------------------   -------------------------------------------------------
                                      SERIES A       SERIES I CLASS B       COMMON STOCK      ADDITIONAL   RETAINED
                                  ----------------   -----------------   ------------------    PAID-IN     EARNINGS
                                  SHARES    STOCK    SHARES     STOCK     SHARES     AMOUNT    CAPITAL     (DEFICIT)     TOTAL
                                  ------   -------   -------   -------   ---------   ------   ----------   ---------    --------
Balance at December 31, 1993....  80,000   $ 8,960                       3,800,000    $ 38      $1,069     $   2,536    $  3,643
  Accrued preferred stock
    dividends...................               640                                                              (640)       (640)
  Net income....................                                                                                  93          93
                                  ------   -------   -------   -------   ---------     ---      ------      --------    --------
Balance at December 31, 1994....  80,000     9,600                       3,800,000      38       1,069         1,989       3,096
  Series I Class B issuance.....                     925,850   $10,000
  Preferred stock issuance
    costs.......................                                                                  (241)                     (241)
  Accrued preferred stock
    dividends...................               640                 480                                        (1,120)     (1,120)
  Net loss......................                                                                              (8,549)     (8,549)
                                  ------   -------   -------   -------   ---------     ---      ------      --------    --------
Balance at December 31, 1995....  80,000    10,240   925,850    10,480   3,800,000      38         828        (7,680)     (6,814)
  Accrued preferred stock
    dividends...................               640                 638                                        (1,278)     (1,278)
  Net loss......................                                                                             (26,474)    (26,474)
                                  ------   -------   -------   -------   ---------     ---      ------      --------    --------
Balance at December 31, 1996....  80,000   $10,880   925,850   $11,118   3,800,000    $ 38      $  828     $ (35,432)   $(34,566)
                                  ======   =======   =======   =======   =========     ===      ======      ========    ========
(UNAUDITED)

  Accrued preferred stock
    dividends...................               320                 334                                          (653)       (653)
  Net loss......................                                                                              (6,183)     (6,183)
                                  ------   -------   -------   -------   ---------     ---      ------      --------    --------
Balance at June 29, 1997........  80,000   $11,200   925,850   $11,452   3,800,000    $ 38      $  828     $ (42,268)   $(41,402)
                                  ======   =======   =======   =======   =========     ===      ======      ========    ========

        See accompanying notes to the consolidated financial statements.

                              E.F. JOHNSON COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (THOUSANDS OF DOLLARS)

                                                                                           SIX MONTHS ENDED
                                                                                           -----------------
                                                              YEAR ENDED DECEMBER 31,       JUNE      JUNE
                                                            ----------------------------     30,       29,
                                                             1994      1995       1996      1996      1997
                                                            -------   -------   --------   -------   -------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income.......................................  $    93   $(8,549)  $(26,474)  $(3,991)  $(6,183)
  Adjustments to reconcile net (loss) income to net cash
     used by operating activities:
     Depreciation and amortization........................    4,647     6,539      5,819     2,800     2,201
     Loss from write down of long-term assets.............                         6,000
     Provision for losses on accounts receivable..........       59     2,734        466       276       627
     Gain on sale of Division.............................             (8,343)                        (2,154)
     Loss on sale of property.............................       39        51         40         6
     Changes in components of working capital, net of
       effect of sale of Division:
     Receivables..........................................   (5,546)    3,456      3,994    (2,657)     (202)
     Inventories..........................................   (4,307)   (1,639)     4,757      (839)    1,746
     Prepaid expenses and other current assets............      (50)     (662)      (610)     (913)      460
     Accounts payable.....................................    4,765     1,982      1,455    (3,440)     (490)
     Advance billings.....................................              2,888        698      (884)     (522)
     Accrued liabilities..................................     (855)   (1,286)     1,098     1,400      (411)
                                                             ------    ------    -------   -------    ------
     Net cash used by operating activities................   (1,155)   (2,829)    (2,757)   (8,242)   (4,928)
                                                             ------    ------    -------   -------    ------
Cash flows from investing activities:
  Capital expenditures....................................   (3,430)   (3,557)    (1,480)     (758)     (961)
  Proceeds from sale of property..........................       86       136         43        14         3
  Receipt of proceeds from sale of assets.................                        14,659    13,159     4,112
  Purchase of intangible assets...........................     (986)   (4,007)    (1,669)     (118)      (52)
  Change in other assets..................................      620        39     (1,781)     (415)    1,273
                                                             ------    ------    -------   -------    ------
     Net cash provided (used) by investing activities.....   (3,710)   (7,389)     9,772    11,882     4,375
                                                             ------    ------    -------   -------    ------
Cash flows from financing activities:
  Net increase (decrease) in debt.........................    4,706     6,972     (7,947)   (3,260)     (858)
  Proceeds from issuance of preferred stock, net..........              1,913
  Change in amount to/from related parties................      153     1,342      1,022      (354)    1,311
                                                             ------    ------    -------   -------    ------
     Net cash (used) provided by financing activities.....    4,859    10,227     (6,925)   (3,614)      453
                                                             ------    ------    -------   -------    ------
Increase (decrease) in cash during the year...............       (6)        9         90        26      (100)
Cash -- beginning of year.................................       83        77         86        86       176
                                                             ------    ------    -------   -------    ------
Cash -- end of year.......................................  $    77   $    86   $    176   $   112   $    76
                                                             ======    ======    =======   =======    ======
Supplemental cash flow information:
  Cash paid for interest..................................  $ 3,045   $ 4,253   $  3,472   $ 1,846   $ 1,418
  Income tax refund.......................................  $  (124)  $  (336)  $   (509)  $  (402)  $     1
  Supplemental schedule of non-cash activity:
     Liabilities incurred in exchange for purchased
       technology.........................................  $ 5,922   $   913   $     --   $    --   $    --
     Preferred stock issued for license and technology
       rights.............................................  $    --   $ 4,630   $     --   $    --   $    --
     Preferred stock issued in payment of accounts
       payable............................................  $    --   $ 3,216   $     --   $    --   $    --

        See accompanying notes to the consolidated financial statements.

                              E.F. JOHNSON COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 1. DESCRIPTION OF BUSINESS AND ORGANIZATION

  Operations

     E.F. Johnson Company (the Company) is a leading provider of wireless communications products and systems to the private two-way land mobile radio
(LMR) industry. The Company designs, develops, manufactures and markets stationary transmitters/receivers (base stations or repeaters) and mobile and portable radio transceivers. The Company offers an extensive line of such products, including "conventional," "trunked" and "networked" systems, which are used in a broad range of applications by numerous industrial and commercial organizations, ranging from taxi fleets to large oil and gas refineries, and state and local government agencies, including public safety departments such as police departments.

  Ability to Continue as a Going Concern

     The Company is presently in default under several debt agreements and will be required to restructure these obligations and possibly seek additional financing. In addition, the Company has experienced recurring losses and as of December 31, 1996 has a retained deficit of $35,432 and a working capital deficit of $24,009. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that might result if the Company is unable to continue as a going concern.

     Management is currently pursuing additional equity and attempting to restructure existing debt agreements. However, there is no assurance that these efforts will be successful.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated balance sheet includes the accounts of the Company and its wholly owned subsidiaries E.F. Johnson International, Inc. and E.F. Johnson Communications, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     Sales are recorded as products are shipped and services are rendered with the exception of system sales which are generally recognized based upon performance criteria and customer acceptance. For system sales with extended delivery dates, sales and cost of sales are recognized under the percentage-of-completion method as costs are incurred. Profits expected to be realized on contracts are based on the Company's estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made.

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Inventories

     Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives which range from three to fifteen years.

  Retirement Benefits

     The Company has a defined contribution qualified retirement savings and profit-sharing plan which covers all of its employees. The Company's profit-sharing contributions are discretionary. No profit-sharing contributions were authorized in 1994, 1995, 1996 and 1997. The Company's contributions to the retirement savings plan are based on specified levels of employee contributions subject to certain overall salary limitations. Company contributions were approximately $271, $298 and $253 for the years ended December 31, 1994, 1995 and 1996, respectively. Company contributions were approximately $131 and $116 for the six months ended June 30, 1996 and June 29, 1997, respectively.

     The Company does not currently provide postretirement healthcare benefits.

  Unaudited Interim Financial Statements

     In the opinion of management, the Company has made all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial condition as of June 29, 1997 and the results of operations and cash flows for the six months ended June 30, 1996 and June 29, 1997 as presented in the accompanying unaudited consolidated financial statements.

NOTE 3. INVENTORIES

     Inventories consist of:

                                                      DECEMBER 31,
                                                   -------------------      JUNE 29,
                                                    1995        1996          1997
                                                   -------     -------     -----------
                                                                           (UNAUDITED)
            Raw materials and purchased
              components.........................  $ 6,118     $ 5,365       $ 5,120
            Work-in-process......................    2,792       1,974         1,001
            Finished goods.......................    9,086       5,901         5,052
                                                   -------     -------       -------
                                                   $17,996     $13,240       $11,173
                                                   =======     =======       =======

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of:

                                                    DECEMBER 31,
                                                ---------------------     JUNE 29,
                                                  1995         1996         1997
                                                --------     --------     ---------
                                                                          (UNAUDITED)
            Land..............................  $     34     $     34     $      34
            Buildings and improvements........     3,099        3,238         3,253
            Machinery and equipment...........    18,382       19,166        19,678
                                                --------     --------      --------
                                                  21,515       22,438        22,965
            Less: Accumulated depreciation....   (11,420)     (15,398)      (16,732)
                                                --------     --------      --------
                                                $ 10,095     $  7,040     $   6,233
                                                ========     ========      ========

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 4. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
     At December 31, 1995 and 1996 and June 29, 1997, property, plant and equipment includes $1.3 million (net of depreciation of $683), $1.1 million (net of deprecation of $883 and $1.0 million (net of depreciation of $983), respectively, of buildings and improvements under a capital lease.

NOTE 5. INTANGIBLE ASSETS

     Intangible assets consist of:

                                                               DECEMBER 31,
                                                            -------------------    JUNE 29,
                                                              1995       1996        1997
                                                            --------   --------    ---------
                                                                                   (UNAUDITED)
    Technology............................................  $  9,900   $  5,100    $   5,100
    Licenses..............................................     2,756        663          663
    Loan origination fees.................................     1,765      1,765        1,765
    Software..............................................     1,731      2,523        2,523
                                                            --------   --------    ---------
                                                              16,152     10,051       10,051
    Less: Accumulated amortization........................    (3,275)    (3,881)      (4,433)
                                                            --------   --------    ---------
                                                            $ 12,877   $  6,170    $   5,618
                                                            ========   ========    =========

     Amortization of intangibles is provided on a straight line basis over estimated useful lives ranging from three to ten years. The Company assesses potential impairment of its intangible assets based on anticipated undiscounted cash flows from operations. During 1996 the Company wrote-off $5,858 of intangibles primarily related to discontinued product lines and a reassessment of the value of certain technology purchased in prior years.

NOTE 6. BILLINGS ON UNCOMPLETED CONTRACTS IN EXCESS OF INCURRED COSTS

     Amounts included in the financial statements which relate to billings on uncompleted contracts in excess of incurred costs are as follows:

                                                               DECEMBER 31,
                                                            -------------------    JUNE 29,
                                                              1995       1996        1997
                                                            --------   --------    ---------
                                                                                   (UNAUDITED)
    Costs incurred on uncompleted contracts...............  $  1,472   $ 16,867    $  22,350
    Profits on uncompleted contracts......................       645      9,596       13,444
                                                            --------   --------    ---------
                                                               2,117     26,463       35,794
    Less: Progress payments...............................    (5,005)   (29,886)     (37,658)
                                                            --------   --------    ---------
                                                            $ (2,888)  $ (3,423)   $  (1,864)
                                                            ========   ========    =========
    Included in the balance sheet:
      Recoverable costs and accrued profits not yet
         billed...........................................             $    163    $   1,199
      Advanced billings...................................  $ (2,888)    (3,586)      (3,063)
                                                            --------   --------    ---------
                                                            $ (2,888)  $ (3,423)   $  (1,864)
                                                            ========   ========    =========

     Recoverable costs and accrued profits include direct costs of manufacturing, installation, project management, engineering, and allocable manufacturing overhead costs.

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 7. DEBT

     Debt consists of:

                                                             DECEMBER 31,
                                                         ---------------------     JUNE 29,
                                                           1995         1996         1997
                                                         --------     --------     --------
                                                                                   (UNAUDITED)
    Revolving credit line, maximum borrowings
      determined periodically against contractual
      percentages of accounts receivable and
      inventory........................................  $ 16,743     $ 11,331     $ 10,755
    Bank term loan, secured by machinery and
      equipment........................................     6,650        3,933        3,133
    Senior subordinated note due July 31, 1997,
      interest payable semi-annually on January 31 and
      July 31, interest at 9.79% per annum.............    10,000       10,000       10,000
    Subordinated debentures, due in quarterly
      installments beginning January 1, 1994 through
      October 31, 1996, interest rate of 20.51%........        64
    Capital lease obligation, due in monthly principal
      and interest installments of $42 through July
      1996, thereafter, increasing to $52 through July
      31, 2002, with payments first applied to
      interest, effective interest rate of 22.1% per
      annum, secured by land and building..............     2,092        1,996        1,900
    Other capital lease obligation.....................        34           29           72
                                                         --------     --------     --------
                                                           35,583       27,289       25,860
    Less: Current portion based on scheduled
      repayments.......................................    (2,902)     (11,623)     (24,152)
         Debt in default subject to acceleration.......        --      (13,864)          --
                                                         --------     --------     --------
    Long-term debt.....................................  $ 32,681     $  1,802     $  1,708
                                                         ========     ========     ========

     On March 3, 1995, the Company refinanced its existing revolving credit line and term loan arrangements with the same financial institution (Senior Creditor). The amended Financing Agreements (Agreements) increased the Company's maximum credit facility from $20,000 to $35,000 and provide for borrowings at 1.75% over the bank's prime rate. The Agreements include a fee of 2% on the unused portion of $30,000 of the facility. The term loan requires scheduled monthly principal payments of $117 through February 1998 and a final payment of $2,306 due on March 3, 1998. The balance outstanding under the revolver is due on March 3, 1998 and therefore as of June 29, 1997 all amounts outstanding under this agreement are included in current maturities of long-term debt.

     The revolving credit line, bank term loan and capital lease agreements include certain covenants and restrictions including minimum net worth and working capital requirements. The Company is also prohibited from paying dividends under its credit facility, except that the holders of Preferred Stock are entitled to receive cumulative cash dividends if and when declared by the Board of Directors of the Company. The Company was not in compliance with these covenants for the year ended December 31, 1996. According to the terms of the Agreements, the creditor has the right to make all the outstanding amounts under the Agreements due and payable, the right to appropriate, set off and apply to the payment of outstanding amounts all collateral under the Agreements. As of May 2, 1997 creditor had not made the outstanding amounts under the Agreements due and payable.

     In addition, the Company failed to make its semi-annual interest payments of $490 due July 31, 1996 and January 31, 1997 with the holder of the $10,000 Senior subordinated note (the Note). On April 15, 1997, the creditor gave the Company and the Senior Creditor notice under the default terms of the Note agreement and

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 7. DEBT (CONTINUED)
has accelerated all outstanding principal of the Note. The creditor can take action, including the initiation of legal proceedings, to collect outstanding amounts 159 days after it has given notice to the Senior Creditor.

     The Company has failed to make scheduled payments under the terms of some of its Technology agreements. The total amounts due under these agreements are included in Technology and license purchase payable on the Company's balance sheet.

     Scheduled maturities of debt (without regard to possible acceleration of payments due to covenant defaults) at December 31, 1996, are approximately as follows:

                             YEAR ENDING DECEMBER 31,                    AMOUNT
            -----------------------------------------------------------  -------
            1997.......................................................  $11,623
            1998.......................................................   14,125
            1999.......................................................      319
            2000.......................................................      393
            2001.......................................................      490
            Thereafter.................................................      339
                                                                         -------
                                                                         $27,289
                                                                         =======

NOTE 8. LEASE OBLIGATIONS

     The Company leases certain buildings and improvements under an arrangement which is accounted for as a capital lease. The lease requires monthly installments ranging from $33 to $52, including an effective average annual interest rate of 22.1% through July 31, 2002. The Company also leases various equipment, automobiles and buildings under operating leases. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $876, $1,109 and $1,354,
respectively. Rent expense for the six months ended June 30, 1996 and June 29, 1997 was $548 and $428, respectively. Future minimum rental payments under noncancelable lease agreements are as follows:

                        YEAR ENDING DECEMBER 31,              CAPITAL     OPERATING
            ------------------------------------------------- -------     ---------
            1997............................................. $   644      $   655
            1998.............................................     635          394
            1999.............................................     628          288
            2000.............................................     625          220
            2001.............................................     625          236
            Thereafter.......................................     364           11
                                                              -------       ------
            Total minimum lease payments.....................   3,521      $ 1,804
                                                                            ======
            Less: Amount representing interest...............  (1,496)
                                                              -------
            Present value of future minimum long-term capital
              lease payments (see Note 7).................... $ 2,025
                                                              =======

NOTE 9. REDEEMABLE PREFERRED STOCK

  Series A

     The terms of the preferred stock provide that, subject to certain limitations, the holders of the shares may exchange any or all of such shares for senior subordinated notes of the Company upon the occurrence of certain events. The notes, if issued, would mature on the fifth anniversary of the date of issuance and otherwise

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 9. REDEEMABLE PREFERRED STOCK (CONTINUED) have the same terms as the Company's Senior Subordinated Notes. Notes issued in exchange for shares would be stated at a principal amount equal to the liquidation value of the shares exchanged.

     Dividends on the preferred stock accrue cumulatively on a daily basis at a rate of 8% per annum. To the extent the dividends are not paid, unpaid dividends are added to the liquidation value of any shares which is equal to the sum of one hundred dollars per share, plus any accrued but unpaid dividends. The preferred shares are carried on the consolidated balance sheet at liquidation value, including accumulated dividends.

     All or any portion of the outstanding shares of Preferred Stock may be redeemed at the Company's option, at any time, for a redemption price of $100 per share plus accrued and unpaid dividends. In addition, up to 30,000 outstanding shares of Preferred Stock may be redeemed at the Company's option for a redemption price of $50 per share plus accrued and unpaid dividends, at any time after the Company has satisfied certain specified conditions. As of December 31, 1996, the Preferred Stock is valued at its $100 per share redemption value because not all conditions have been satisfied. If the conditions for redemption of shares at $50 per share were fulfilled, the recorded amount of preferred stock would be reduced by $1.5 million with a corresponding increase to additional paid-in capital.

  Series I Class B

     In March 1995, the Company issued 925,850 shares of Series I Class B Preferred Stock, $.01 par value per share at $10.80 per share. Simultaneous with this issuance, the Company purchased from the preferred shareholder technology and license rights for $4,630, settled an outstanding accounts payable balance of $3,216 due the preferred shareholder and received cash proceeds of $2,154. The Company incurred $241 of stock issuance costs in conjunction with this transaction.

     The terms of the Series I Class B preferred stock allow the holders of the shares to exchange any or all such shares for common stock of the Company at a conversion rate of one to one. Dividends accrue cumulatively on a daily basis at the rate of 6% per annum. To the extent dividends are not paid, unpaid dividends are added to the liquidation value of any shares which are equal to the sum of the issuance price plus any accrued but unpaid dividends. Through December 31, 1996, no dividends have been declared or paid. The preferred shares are carried on the consolidated balance sheet at liquidation value, including accumulated dividends.

     All or any portion of the outstanding shares of the Series I Class B preferred stock may be redeemed at the Company's option, at any time, for a redemption price equal to the then current liquidation value. The Company must redeem the stock upon the earlier occurrence of March 14, 2005, the closing of an underwritten public offering of the Company's common stock or the sale or transfer of more than fifty percent of the Company's common stock.

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 10. SHAREHOLDERS' EQUITY

  Stock Options

     The 1993 Incentive Stock Option Plan (the Plan) provides for the issuance to employees of up to 200,000 shares of the Company's common stock at exercise prices determined by the Option Committee. The Plan provides for the issuance of both incentive stock options and non-qualified options. Options issued under the Plan generally vest in equal installments over a five year period and expire ten years from the date of grant. A summary of stock option activity is as follows:

                                                                                           WEIGHTED
                                                           INCENTIVE     OPTION PRICE       AVERAGE
                                                             STOCK         RANGE PER       EXERCISE
                                                            OPTIONS          SHARE           PRICE
                                                           ---------     -------------     ---------
Outstanding at December 31, 1993..........................   182,518     $1.00 - $9.00       $2.33
  Granted.................................................        --                --          --
  Canceled................................................   (39,943)     1.00 -  9.00        7.01
                                                             -------
Outstanding at December 31, 1994..........................   142,575      1.00 -  2.00        1.02
  Granted.................................................    98,870      3.85 -  7.71        5.51
  Canceled................................................   (68,430)     1.00 -  7.71        1.42
                                                             -------
Outstanding at December 31, 1995..........................   173,015      1.00 -  7.71        3.43
  Granted.................................................   135,310              3.85        3.85
  Canceled................................................  (120,790)     1.00 -  7.71        4.04
                                                             -------
Outstanding at December 31, 1996..........................   187,535     $1.00 - $7.71       $3.34
                                                             =======
(UNAUDITED)
  Granted.................................................    43,000              1.00        1.00
  Canceled................................................   (32,575)     1.00 -  3.85        2.13
                                                             -------
Outstanding at June 29, 1997..............................   197,960     $1.00 - $7.71       $3.03
                                                             =======
Exercisable at June 29, 1997..............................    68,374     $1.00 - $7.71       $2.96
                                                             =======

     As permitted by Financial Accounting Standards (FAS) No. 123, "Accounting for Stock-Based Compensation," the Company applies Accounting Principles Board
(APB) Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense related thereto. If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by FAS No. 123, net loss would not have been materially impacted.

  Warrants

     On July 31, 1992, the Company issued to the holder of the senior zero-coupon note a warrant to purchase a total of 670,700 shares of the Company's common stock at $.075 per share. The warrant expires on July 31, 1997. The number and kind of securities purchasable upon the exercise of the warrant and the warrant purchase price are subject to adjustments upon the occurrence of certain events, including stock dividends, stock splits or combinations, reclassifications and mergers. The warrant was valued at fair market value at the date of issuance which resulted in a debt discount and a contribution to capital of $107.

     On March 14, 1995, the Company issued the holder of the Series I Class B preferred stock a warrant to purchase up to 291,790 shares of the Company's common stock. The exercise price is the fair market value of the Company's common stock on the date the warrant is exercised. The warrant expires on the earlier of

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 10. SHAREHOLDERS' EQUITY (CONTINUED)
March 14, 2005, the redemption of the Series I Class B preferred stock or the date of an initial public offering of the Company's stock.

NOTE 11. INCOME TAXES

     The Company provides income taxes using the liability method under Financial Accounting Standard No. 109, "Accounting for Income Taxes."

     At December 31, 1996, the Company had approximately $231 of available general business credit carryforwards, $18 of minimum tax credit carryforward, $8.9 million of tax benefit from federal net operating loss carryforwards, and tax effected benefit of net temporary differences of $5 million available to offset taxable income in the future. A valuation allowance has been established for the entire net tax benefit of approximately $14 million as realization is not assured.

     The future tax benefits related to tax credit carryforwards expire in 1997. The amount of these tax credit carryforwards are subject to final verification related to the tax status of the predecessor. The net operating loss carryforward begins to expire in 2009.

     In fiscal 1994, the Company incurred a loss before taxes for financial reporting and tax return purposes. For tax return purposes, the loss was carried back to recover income taxes paid in prior years. A tax benefit of $578 has been recognized in the 1994 statement of operations to the extent of this recovery of taxes paid in prior years.

NOTE 12. RELATED PARTY TRANSACTIONS

  Management Agreement

     The Company has a management agreement with a company controlled by significant shareholders. The agreement automatically renews on December 31 for consecutive one year terms unless either party gives thirty days notice. The management agreement provides for a fee of $60 per month for the period November 1, 1993 to June 30, 1994, $70 per month through June 1996 and $100 per month thereafter.

  Shareholder Transactions

     The Company incurred fees payable to significant shareholders for their execution of noncompete agreements related to the sale of the Components Division, personally guaranteeing performance bonds and personally guaranteeing over advances on the Company's line of credit. These fees totaled $1,693, $1,074 and $1,251 during 1995 and 1996 and the six months ended June 29, 1997, respectively, and are included within amounts payable to related parties on the balance sheet. In 1996, approximately $1 million of these fees related to performance guarantees and were included in nonrecurring costs in the statement of operations.

     In October 1993, the Company loaned an aggregate of $1.5 million to two of its shareholders. The notes bear interest at 2.5% over prime and are secured by the shareholders' respective interest in Viking Partners, the sole shareholder of Viking Mobile Communications, Inc. (VMC) (see below). The principal on each of the notes is due November 1, 1998 and is included within amounts receivable from related parties on the balance sheet. Interest income for 1996, 1995 and 1994 was $70, $172 and $148, respectively.

  Viking Mobile Communications

     In June 1993, the Company entered into a lease arrangement with VMC, a corporation controlled by significant shareholders of the Company. Under the rental agreement, the Company has agreed to lease sites

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 12. RELATED PARTY TRANSACTIONS (CONTINUED) to VMC which are appropriate for the installation of two-way land mobile radio communication systems for 800 MHz SMR service and to install and service such systems. Systems leased to VMC under this agreement qualify as sales-type leases. Sales during the year ended December 31, 1994 approximated $49.

     No new leases were entered into during 1995, 1996 and 1997. As of December 31, 1996, the lease receivable of $175 is recorded as a net receivable from related party in the Company's balance sheet and is due with interest over the period through 1999.

     The balance due as of December 31, 1996 includes $106 of payments in arrears. Scheduled payments in 1997 have not been made. A shareholder of the Company has guaranteed VMC's remaining obligations under the agreement.

     The Company agreed to accept the return of certain previously leased equipment from VMC during 1996. The returns resulted in losses to the Company of $76 and $264 recorded in 1996 and 1995, respectively.

  Automated Dispatch Solutions (formerly RadioSoft, Inc.)

     In March 1995, the Company entered into an agreement with Automated Dispatch Solutions, a corporation controlled by significant shareholders of the Company. Under the terms of the agreement, Automated Dispatch Solutions provides the Company with sales leads and purchases product from the Company. Automated Dispatch Solutions purchased $96 and $106, respectively, of product from the Company during 1996 and 1995, respectively. The Company paid Automated Dispatch Solutions $150 in sales lead fees during 1995. The Company had a receivable of $57, from Automated Dispatch Solutions at December 31, 1995.

  Viking Dispatch Services, Inc.

     In June 1995, the Company entered into an agreement with Viking Dispatch Services, Inc. (VDS), a corporation controlled by significant shareholders of the Company. Under terms of this agreement, the Company will reimburse VDS up to $200 for attorneys' fees and regulatory expenses and VDS will purchase a minimum of $2 million of equipment from the Company by June 1997.

     During 1995 the Company reimbursed VDS $72 in legal and regulatory expenses. No equipment has been purchased by VDS from the Company through June 29, 1997.

  Securicor

     During the year ended December 31, 1995, purchases from Securicor, a preferred shareholder (see Note 9), were $1,418. During the year ended December 31, 1995, the Company recorded sales of $2,379, to Securicor. During the year ended December 31, 1994, the Company had $2,493 of purchases from Securicor.

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 13. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one industry segment. Foreign sales were as follows:

                                                                            SIX MONTHS ENDED
                                                                           -------------------
                                          YEARS ENDED DECEMBER 31,          JUNE        JUNE
                                       -------------------------------       30,         29,
                                        1994        1995        1996        1996        1997
                                       -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
    South America..................... $ 6,143     $13,425     $ 6,715     $ 1,752     $ 2,359
    Central America and Caribbean.....   5,527       6,089       2,018       1,504       2,945
    Far East..........................   8,548       5,670       9,990       6,209       1,579
    Middle East.......................   1,211         707         242         129       1,151
    Europe............................     451         394         175          39          44
    Other.............................     680       2,983       3,289       2,076         127
                                       -------     -------     -------     -------     -------
                                       $22,560     $29,268     $22,429     $11,709     $ 8,205
                                       =======     =======     =======     =======     =======

NOTE 14. NONRECURRING ITEMS

     The Company incurred the following nonrecurring items:

                                                                                SIX MONTHS ENDED
                                                                               -------------------
                                               YEARS ENDED DECEMBER 31,         JUNE        JUNE
                                             -----------------------------       30,         29,
                                             1994       1995        1996        1996        1997
                                             -----     ------     --------     -------     -------
                                                                                   (UNAUDITED)
Gain on sale of Division...................            $8,343                              $ 2,152
Write down of assets.......................                       $(11,618)
Loss on sale of capital leases.............                                                   (750)
Employee severance costs...................              (762)        (375)
Costs related to initial public offering
  not consummated..........................  $(630)
Costs incurred to acquire minority
  shares...................................   (298)
Costs incurred in debt refinancing not
  consummated..............................   (105)
Gain from refund of real estate taxes paid
  in prior years...........................    203
Other nonrecurring costs...................    (60)      (102)      (1,528)                   (736)
                                             -----     ------     --------     -------     -------
          Total nonrecurring (expense)
            income.........................  $(890)    $7,479     $(13,521)    $     0     $   666
                                             =====     ======     ========     =======     =======

     Effective December 29, 1995, the Company sold the net assets of its Components Division for proceeds of $15,159 and recorded a gain on the sale of $8,343. Total revenues and divisional contribution before allocation of corporate costs, interest expense and income taxes from the Division were approximately $15.5 million and $4.2 million, respectively, during 1995 and $13.8 million and $3.6 million, respectively, during 1994. Write down of assets during 1996, primarily related to discontinued product lines and reassessment of the value of certain technology purchased in prior years and includes $5,858 of intangible assets, $4,771 of inventory, and $989 of fixed assets and other.

NOTE 15. SUBSEQUENT EVENT

  Sale of Data Telemetry Division

     Effective January 15, 1997 the Company sold the net assets of its Data Telemetry Division for net proceeds of $3,841 and recorded a gain on the sale of $2,154. Additionally, advance payments of $2,168 were received for products and services to be provided. The sale and advance payment proceeds were used to repay $5,785 of borrowings under the revolving credit line and $100 of principal on the bank term loan. Total

                              E.F. JOHNSON COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

revenues and divisional contribution before allocation of corporate costs, interest expense and income taxes from this Division were approximately $8.7 million and $1.5 million, respectively, during 1996.

  Acquisition by Transcrypt International, Inc. (Unaudited)

     On July 31, 1997 Transcrypt International, Inc. (Transcrypt) acquired the Company for cash of $436 and the issuance of 832,465 shares of Transcrypt common stock with an approximate market value of $10 million. In conjunction with the acquisition by Transcrypt, certain creditors of the Company agreed to settlement of liabilities due to them. As a result, senior subordinated debt and related accrued interest of $11.4 million and a net payable due to related parties of $2.4 million were extinguished in conjunction with Transcrypt's acquisition.

[DESCRIPTION OF INSIDE BACK COVER

     Picture of a caliper holding a Model Globe. Upper left reads "The Measure of Communications Technology," lower right has Transcrypt Logo.]

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      6
Use Of Proceeds.......................     13
Price Range of Common Stock...........     13
Dividend Policy.......................     13
Capitalization........................     14
Dilution..............................     15
Selected Consolidated Financial Data
  of Transcrypt International, Inc....     16
Selected Consolidated Financial Data
  of E.F. Johnson Company.............     17
Pro Forma Financial Data..............     18
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................     24
Business..............................     34
Management............................     56
Certain Transactions..................     63
Principal and Selling Stockholders....     65
Description Of Capital Stock..........     67
Shares Eligible for Future Sale.......     69
Underwriting..........................     70
Legal Matters.........................     71
Experts...............................     71
Additional Information................     72
Index To Financial Statements.........    F-1

======================================================
======================================================

                                4,500,000 SHARES
                               [TRANSCRYPT LOGO]

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------

                                  FURMAN SELZ

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                                 DAIN BOSWORTH
                                  INCORPORATED
                                OCTOBER 15, 1997

======================================================